06016590

SUZANO
PETROQUÍMICA

RECEIVED SEP 06 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

SUPPL

August 28, 2006
SZPQ-GRI – 011/2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°· 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- Minutes of the Board of Directors Meeting – July 26,2006
- 2Q06 Earnings Release
- Financial Statements for the Quarter Ended June 30, 2006
- Corporate Events Calendar
- Restatement of Financial Statements for the Quarter Ended March 31, 2006 and 1Q06 Earnings Release
- Announcement of August 16, 2006 – Suzano Petroquímica announces its new command within a new model

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

João Pinheiro Nogueira Batista
Investor Relations Director

SUZANO PETROQUÍMICA S.A.
○ ESCRITÓRIO SP: Av. Dr. Chucri Zaidan, 80 - 10 e 11° andares - Vila Cordeiro - CEP 04583-110 - São Paulo - SP
○ ESCRITÓRIO RJ: Av. Rio Branco, 138 - 13° andar - Cond. Edif. Bozano Simonsen - CEP 20040-002 - Centro - RJ
○ UNIDADE MAUÁ: Av. Ayrton Senna da Silva, 2700 - Jd. Oratório - CEP 09380-901 - Mauá - SP
○ UNIDADE CAMAÇARI: Rua Hidrogênio, 1404 - Pólo Petroquímico - CEP 42810-000 - Camaçari - BA

CORPORATE EVENTS CALENDAR

Company Name	**SUZANO PETROQUÍMICA S.A.**
Central Office Address	**Av. Brigadeiro Faria Lima, 1355/ 9º andar – Pinheiros 01452-919 São Paulo, SP**
Internet Site	**www.suzanopetroquimica.com.br**
Investor Relations Officer	**Name: João Nogueira Batista**
	E-mail: joaonbatista@suzano.com.br
	Telephone: (11) 3037 9500
	Fax: (11) 3813 5563
Investor Relations Manager	**Nome: Andréa Cristina Pereira e Silva**
	E-mail: andreas@suzano.com.br
	Telephone: (11) 3345-5886
	Fax: (11) 3345-5865
Publications (and locality) in which its corporate documents are published	**Valor Econômico e Diário Oficial do Estado de São Paulo**

The Company is submitted to the arbitration of the Market Arbitration Chamber, according to the Company's By-laws Clause of Commitment.

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2005	
Event	**Date**
Accessible to Shareholders	03.14.2006
Publication	03.14.2006
Submission to BOVESPA	03.14.2006

Standardized Financial Statement (DFP), as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	03.14.2006

Annual Financial Statement and Consolidated Financial Statement, when applicable, according to international standards, as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	03.14.2006

Remuneration in cash on the results as of the period ended at 12/31/06

Remuneration	**Event - Date**	**Amount(R$)**	**Value (R$/share)**		**Date of Payment**
			Ordinary	**Preferred**	
Dividends	General and Extraordinary Shareholders' Meetings (19/04/2006)	4,352,551.30	0.0192	0.0192	05.09.2006

Annual Financial Statements – IAN, as of 12/31/2005	
Event	**Date**
Submission to BOVESPA	05.19.2006

Quarterly Financial Statements – ITR	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	05.10.2006
Referring to 2nd quarter	08.10.2006
Referring to 3rd quarter	11.08.2006

Quarterly Financial Statements – ITR in english or according to international standards	
Event	**Date**
Submission to BOVESPA	
Referring to 1st quarter	05.15.2006
Referring to 2nd quarter	08.15.2006
Referring to 3rd quarter	11.08.2006

Ordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.03.2006
Ordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.19.2006

Extraordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice	04.04.2006 04.05.2006 04.06.2006
Submission of the Call Notice to BOVESPA	04.03.2006
Extraordinary Shareholders Meeting	04.19.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	04.19.2006
Publication of the Call Notice	06.14.2006 06.15.2006 06.16.2006 06.17.2006 06.19.2006
Submission of the Call Notice to BOVESPA	06.13.2006
Extraordinary Shareholders Meeting	06.29.2006

Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	06.29.2006
Publication of the Call Notice	08.30.2006 08.31.2006 09.01.2006
Submission of the Call Notice to BOVESPA	08.29.2006
Extraordinary Shareholders Meeting	09.14.2006
Submission of the main deliberations of the Extraordinary Shareholders Meeting to BOVESPA	09.14.2006
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	09.22.2006

Public Meetings with Analysts	
Event	**Date**
APIMEC – SP – Hotel Intercontinental – 18h00 Brasilia Time	03.15.2006
APIMEC – RJ – Hotel Lé Meridien – 12h30 Brasilia Time	03.17.2006

Conference Calls	
Event	**Date**
2005 Earnings Result Conference Call Through website or the phone number +1 973 582 2757	03.16.2006
1Q06 Earnings Result Conference Call Through website or the phone number +1 973 582 2785	05.17.2006
2Q06 Earnings Result Conference Call Through website or the phone	08.11.2006

Board of Directors Meeting	
Event	**Date**
Board of Directors Meeting – 2005 Earnings Results	03.14.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03.14.2006
Board of Directors Meeting – 11 am Brasilia Time	05.10.2006
Board of Directors Meeting – 4 pm Brasilia Time	05.10.2006
Submission of the main deliberations of Board of Directors Meeting to BOVESPA – 4 pm Brasilia Time	05.10.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA 11 am Brasilia Time	05.10.2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA 4 pm Brasilia Time	05.19.2006
Board of Directors Meeting	06/29/2006
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	06/29/2006

Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/07/2006
Board of Directors Meeting	07/26/2006
Submission of the Minutes of Board of Directors Meeting to BOVESPA	07/26/2006

SUZANO PETROQUÍMICA S.A.
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5
Publicly-held Company with Authorized Capital
Minutes of the Board of Directors Meeting

On July 26, 2006, at 1:00 p.m., in the corporate headquarters, at Avenida Brigadeiro Faria Lima, 1355, 9th floor, in this Capital, the Board of Directors of SUZANO PETROQUÍMICA S.A. held a meeting, with the attendance of its undersigned members. Mr. David Feffer, Chairman of the Board of Directors, took the chair of the meeting, who invited me, Fábio Eduardo de Pieri Spina to act as Secretaries. Subsequently, the Chairman stated that the purpose of this meeting was to settle the responsibility levels to the Executive Officers, as provided for in item "r", subitems "r.1" to r.6" of article 19 of the Corporate Bylaws of the Company. Upon the matter being discussed and voted, it has been verified that the Board of Directors, by unanimous vote, authorized the Executive Directors, in compliance with the company's representation form set forth in the Corporate Bylaws, to: **(a)** purchase, encumber and sell assets of any nature, comprised in the fixed assets, provided that their value does not exceed, by operation or by project, R$ 60,000,000.00 (sixty million Reais), the operations or projects with value between R$ 10,000,000.00 (ten million Reais) and R$ 60,000,000.00 (sixty million Reais) being subject to prior approval in meeting of Executive Officers; **(b)** provide collateral of any nature and chattel mortgage in guarantee, provided that their value does not exceed, by operation or by project, R$ 60,000,000.00 (sixty million Reais), the operations or projects with value between R$ 10,000,000.00 (ten million Reais) and R$ 60,000,000.00 (sixty million Reais) being subject to prior approval in meeting of Executive Officers; **(c)** enter into financial operations, with assets or liabilities, provided that their value does not exceed, by operation or by project, R$ 60,000,000.00 (sixty million Reais), the operations or projects with value between R$ 10,000,000.00 (ten million Reais) and R$ 60,000,000.00 (sixty million Reais) being subject to prior approval in meeting of Executive Officers, including, but not limited to, the financial operations referred to as "vendor", in which the company appears as guarantor of its customers, in such case provided that their value does not exceed, by operation, R$ 150,000,000.00 (one hundred and fifty million Reais), the operations with value between R$ 40,000,000.00 (forty million Reais) and R$ 150,000,000.00 (one hundred and fifty million Reais) being subject to prior approval in meeting of Executive Officers; **(d)** enter into petrochemical resins sale agreements, for the domestic market and for the international market, provided that their value does not exceed, by operation, R$ 60,000,000.00 (sixty million Reais), the operations with value between R$ 10,000,000.00 (ten million Reais) and R$ 60,000,000.00 (sixty million Reais) being subject to prior approval in meeting of Executive Officers; **(e)** enter into any other agreements, provided that their value does not exceed, by operation or project, R$ 60,000,000.00 (sixty million Reais), the operations or projects with value between R$ 10,000,000.00 (ten million Reais) and R$ 60,000,000.00 (sixty million Reais) being subject to prior approval in meeting of Executive Officers; **(f)** perform the entry, the transaction, the agreement or the waiver if lawsuits, proceedings, procedures, measures or any court or administrative demands, as well as the voluntary tax offset, which result or may result in obligations or rights to the Company, the value of which, taken individually, does not exceed R$ 5,000,000.00 (five million Reais), and in case of values between R$ 2,000,000.00 (two million Reais) and R$ 5,000,000.00 (five million Reais), those measures will be subject to prior approval in meeting of Executive Officers; and **(g)** to take, or cause to be taken, any acts not expressly set forth in the Company's Corporate Bylaws, provided that they are legally within their competence and regardless of their value. It must be

emphasized that (i) when the operations or projects mentioned in items "a" to "e" above are performed in foreign currency, the exchange rate to be observed shall be that in force on the last business day of the month before the contracting (Sisbacen - transaction Ptax 800, option 5, sale rate), and (ii) concerning the operations and projects established in subitems "r.1" to "r.6" of art. 19 of the Company's Corporate Bylaws that exceed the responsibility levels set forth herein, their approval shall be deliberated in meeting of this Board of Directors. There being no further businesses, these minutes were drawn up, approved, and signed by all the Members of the Board of Directors. São Paulo, July 26, 2006.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Board of Director:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board



Suzano Petroquímica announces its new command within a new model

São Paulo, August 16, 2006. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., as well as a shareholder of Petroquímica União S.A. (PQU), announces to its shareholders and to the market its new command model, included in the Company's bylaws reform which will be appreciated at the General Shareholders Meeting to be called soon.

During the Company's management transition phase, started last September with Polibrasil's acquisition and its following incorporation, the CEO`s activities have been temporarily accumulated by the Chairman of the Board of Directors.

After almost one year, and following the process of implementation of a professional management at Suzano Group's companies, the new command of Suzano Petroquímica was defined, with José Ricardo Roriz Coelho and João Pinheiro Nogueira Batista nominated as co-CEOs of Suzano Petroquímica.

After a careful analysis, it was verified that important improvements were achieved based on the combination of skills and profiles of these two executives, together with their strong leadership and deep knowledge on the petrochemical industry, important features that qualify them to lead Suzano Petroquímica in the future.

Based on that, it was decided to implement this innovative management configuration: the co-CEO model, usual at big international corporations. Thus, José Ricardo Roriz Coelho and João Pinheiro Nogueira Batista will take over a co-CEO position at Suzano Petroquímica, with no distinction among their attributions, what will be submitted to approval at the General Shareholders Meeting. João Pinheiro Nogueira Batista will maintain his position of Investor Relations Director of Suzano Petroquímica.

The co-CEO model is perfectly aligned with Suzano Group's management model, in place for almost four years, which is based on three pillars, that are family control, close relationship with the capital markets and professional management.

This initiative targets a stronger management consistency, excellence in execution, a growing efficiency in implementing the Company's strategy, accountability and a true appreciation of the capital markets importance for the Company.

This decision was taken after a deep analysis by the Company's Board of Directors, which concluded that this command configuration, with José Ricardo Roriz Coelho and João Pinheiro Nogueira Batista driving Suzano Petroquímica, would be very important to overcome the challenges and take advantage of the opportunities foreseen at medium and long run.

João Pinheiro Nogueira Batista will leave his functions as Executive Vice-President of Suzano Holding to assume the co-CEO position at Suzano Petroquímica,

Investor Relations:
+ 55 11 3345-5827
5856
5886
5887
ri_szpq@suzano.com.b

Press:
GWA
+ 55 11 3816-3922
gwa@gwacom.com

without interruption risks of the important initiatives that are being implemented. Sergio Alves, who has had relevant executive positions in the Group, will join Suzano Holding's management structure.

As Sergio Alves, Armando Guedes Coelho will also leave his executive position at Suzano Petroquímica, but will continue to contribute with his large experience through the Company's Management Committee, which shall be soon implemented.

This innovative management model at Suzano Petroquímica shall contribute to enhance the Company's corporate governance, since it will stimulate more discussions and better assessments during the Company's decision making process. The bylaws reform that will be submitted to the General Meeting will contain all necessary mechanisms to assure the most effective transparency and speedy that can be powered by this management model.

With this definition, Suzano Petroquímica takes another important step towards the improvement of its management and corporate governance practices, which are fundamental to its strategy implementation and performance, letting the Company successfully overcome the great challenges imposed by the petrochemical industry, today and in the future, and also capture the important growth and consolidation opportunities that we foresee at the petrochemical Brazilian industry.

The new configuration of Suzano Petroquímica's command is another accomplishment in the process of renewing and permanent enhancement of high performance management at Suzano's companies.

São Paulo, August 16, 2006.

David Feffer

Chairman of the Board of Directors

Suzano Petroquímica S.A.

Quarterly Financial Statements for the Quarter Ended June 30, 2006 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements of Suzano Petroquímica S.A. (the "Company"), and subsidiaries, consisting of the balance sheet as of June 30, 2006 and the related statements of income for the quarter and semester then ended and explanatory notes, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The statements of income for these periods include equity in earnings and participation in tax incentives, as well as the proportional consolidation of the operations, of the jointly controlled subsidiary Politeno Indústria e Comércio S.A. (participation alienated in April 2006) related to the quarter ended March 31, 2006, which had a net impact of R$3,585 thousand on the Company's results of operations, and whose quarterly financial information was reviewed by other independent auditors. Our special review report, insofar as it relates to the impacts on individual and consolidated results of operations of the Company, as well as to the amounts included in explanatory notes as originated from this jointly-controlled subsidiary, is based on the reports of these other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and on the reports of other independent auditors on the investments in jointly controlled subsidiaries mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. As mentioned in Note 25 to the financial statements, as a result of: (i) the Company's acquisition of the remaining capital stock (50%) of Polibrasil Participações S.A. ("Polibrasil"), which has been consolidated since September 1st, 2005 and; (ii) the Company's alienation of the investment in the jointly-controlled subsidiary Politeno Indústria e Comércio S.A. ("Politeno") management decided to present additional financial information that was denominated pro forma balance sheet and pro forma statement of income, which presents the Company's results of operations as if Polibrasil had been acquired and merged as from January 1st, 2005 and the investment at Politeno did not exist since January 1, 2005. Note 25 describes the assumptions and resulting pro forma adjustments used to prepare the pro forma financial information. The "pro forma" financial information for the quarter and semester ended June 30, 2006 and 2005 has been subject to the same review procedures mentioned in paragraph 2 and, based on our special review, except for the omission of "pro forma" adjustments that would reflect the full participation on income, the finance costs that would have been incurred and the goodwill amortization, all retroactively computed to January 1st, 2005, we are not aware of any material modification that should be made to this pro forma financial information to made it consistent with Brazilian accounting practices.

5. The statement of cash flows and statements of changes in financial position for the quarters ended March 31 and June 30, 2006 are presented for purposes of additional analysis and are not a required part of the basic quarterly financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements and, based on our special review and on the reports of other auditors on the quarterly financial statements of the jointly controlled subsidiary mentioned in paragraph 1, we are not aware of any material modification that should be made to these additional statements to make them consistent with the quarterly financial statements taken as a whole.

6. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America. The Company has presented the nature and effect of such differences in Note 26 to the financial statements.

7. We had previously reviewed the individual and consolidated balance sheets as of March 31, 2006, presented for comparative purposes, and issued unqualified review reports thereon, dated May 9, 2006. We had previously reviewed the individual and consolidated balance sheet and statements of income for the semester ended June 30, 2005, presented for comparative purposes, and issued unqualified review report thereon, dated August 3, 2005.

8. Except for Note 26 on U.S. GAAP information, the accompanying financial statements and complementary data reflect a translation and partial compilation from the quarterly financial information issued in the Portuguese language. Certain schedules of the original quarterly financial information have not been included in the accompanying statements.

São Paulo, August 4, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 6/30/2006	4- 3/31/2006
1	TOTAL ASSETS	2,280,517	2,400,473
1.01	CURRENT ASSETS	468,843	614,913
1.01.01	CASH AND CASH EQUIVALENTS	49,231	14,471
1.01.01.01	CASH AND BANK ACCOUNTS	34,188	8,985
1.01.01.02	TEMPORARY CASH INVESTIMENTS	15,043	5,486
1.01.02	CREDITS	237,930	353,186
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	138,368	208,945
1.01.02.02	RECOVERABLE TAXES	41,760	66,964
1.01.02.03	DEFERRED TAXES	1,746	18,686
1.01.02.04	OTHER CREDITS	56,056	58,591
1.01.03	INVENTORIES	179,713	243,889
1.01.04	OTHER	1,969	3,367
1.01.04.01	PREPAID EXPENSES	1,969	3,367
1.02	NONCURRENT ASSETS	163,150	119,566
1.02.01	MISCELLANEOUS CREDITS	159,853	116,389
1.02.01.01	RECOVERABLE TAXES	53,821	40,855
1.02.01.02	DEFERRED TAXES	70,986	37,533
1.02.01.03	JUDICIAL DEPOSITS	311	239
1.02.01.04	TRADE ACCOUNTS RECEIVABLE	9,381	10,254
1.02.01.05	OTHER CREDITS	25,354	27,508
1.02.02	LOANS DUE FROM RELATED PARTIES	3,297	3,177
1.02.02.01	LOANS DUE FROM AFFILIATES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	3,297	3,177
1.02.02.03	LOANS DUE FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,648,524	1,665,994
1.03.01	INVESTMENTS	754,138	756,531
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	739,393	741,786
1.03.01.02.01	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	172,622	171,031
1.03.01.02.02	RIO POLÍMEROS S.A.	468,607	485,135
1.03.01.02.03	PETROFLEX IND E COMÉRCIO S..A.	66,873	64,669
1.03.01.02.04	SUZANOPAR PETROQUÍMICA LTDA	827	828
1.03.01.02.05	POLIPROPILENO PARTICIPAÇÕES S.A.	30,464	20,123
1.03.01.03	OTHER INVESTMENTS	14,745	14,745
1.03.01.03.01	UNAMORTIZED NEGATIVE GOODWILL	(20,452)	(20,452)
1.03.01.03.02	OTHER	35,197	35,197
1.03.02	PROPERTY AND EQUIPMENT	462,493	461,767
1.03.02.01	OTHER ASSETS	462,493	461,767
1.03.03	DEFERRED CHARGES	431,893	447,696

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2006	4- 03/31/2006
2	TOTAL LIABILITIES	2,280,517	2,400,473
2.01	CURRENT LIABILITIES	291,956	384,263
2.01.01	LOANS	145,689	181,205
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	78,919	128,121
2.01.04	TAXES AND CONTRIBUTIONS	8,894	9,125
2.01.05	DIVIDENDS PAYABLE	43	4,393
2.01.06	PROVISIONS	159	159
2.01.06.01	INCOME TAXES	159	159
2.01.07	DEBT WITH RELATED COMPANIES	0	0
2.01.08	OTHER	58,252	61,260
2.01.08.01	SALARIES AND PAYROLL TAXES	10,620	8,774
2.01.08.02	ACCOUNTS PAYABLE	40,159	31,594
2.01.08.03	ADVANCES FROM CUSTOMERS	7,473	20,892
2.01.08.04	SECURITIZATION FUND OBLIGATION	0	0
2.02	LONG TERM LIABILITIES	1,027,998	1,028,434
2.02.01	LOANS	1,007,596	996,176
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	9,548	12,032
2.02.03.01	OTHER	9,548	12,032
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	10,854	20,226
2.02.05.01	DEFERRED TAXES	0	0
2.02.05.02	PENSION PLAN PROVISION	0	0
2.02.05.03	ACCOUNTS PAYABLE	10,854	20,226
2.02.05.04	TAX PAYABLE	0	0
2.02.05.05	ACCOUNTS PAYABLE TRADE	0	0
2.03	DEFERRED INCOME	23,068	23,967
2.05	SHAREHOLDERS' EQUITY	937,495	963,809
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	0	0
2.05.04	PROFIT RESERVES	140,271	140,271
2.05.04.01	LEGAL RESERVE	10,207	10,207
2.05.04.02	STATUTORY RESERVES	130,064	130,064
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	(29,059)	(2,745)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2006 TO 06/30/2006	4- FROM 01/01/2006 TO 06/30/2006	5- FROM 04/01/2005 TO 06/30/2005	6- FROM 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE (SALES AND SERVICES)	565,994	1,112,351	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	(132,988)	(266,697)	0	0
3.03	NET REVENUE (SALES AND SERVICES)	433,006	845,654	0	0
3.04	COST OF GOODS AND SERVICES SOLD	(392,840)	(764,070)	0	0
3.05	GROSS PROFIT	40,166	81,584	0	0
3.06	OPERATING REVENUES (EXPENSES)	(83,344)	(127,476)	14,853	41,746
3.06.01	SELLING EXPENSES	(33,392)	(64,709)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(12,736)	(28,154)	(4,287)	(8,708)
3.06.03	FINANCIAL	(27,023)	(9,086)	906	1,604
3.06.03.01	INTEREST INCOME	3,281	14,294	1,372	2,402
3.06.03.02	INTEREST EXPENSE	(30,304)	(23,380)	(466)	(798)
3.06.04	OTHER OPERATING INCOME	6,211	6,251	132	132
3.06.05	OTHER OPERATING EXPENSES	(14,860)	(32,449)	(167)	(334)
3.06.05.01	GOODWILL AMORTIZATION	(14,860)	(32,449)	(167)	(334)
3.06.06	EQUITY PICK UP FROM INVESTEES	(1,544)	671	18,269	49,052
3.07	OPERATING INCOME	(43,178)	(45,892)	14,853	41,746
3.08	NON OPERATING INCOME	350	(417)	0	5
3.08.01	INCOME	0	0	0	5
3.08.02	EXPENSES	350	(417)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	(42,828)	(46,309)	14,853	41,751
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	16,512	17,250	(435)	(291)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(26,316)	(29,059)	14,418	41,460
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	226,695	226,695
	INCOME PER SHARE			0,06360	0,18289
	LOSS PER SHARE	(0,11609)	(0,12819)		

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of Reais, unless otherwise indicated)

1) OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

Up to November 30, 2005, the Company was a holding company which held certain investments in jointly-controlled companies. The Company began to have its own operations after the acquisitions described in Note 2 below.

The Company holds investments in the following jointly-controlled subsidiaries:

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

On October 31, 2005, Rio Polímeros completed its premarketing operations, which included purchasing and resale of polyethylene manufactured by third parties, the objectives of which were the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant. These pre-marketing operations were contemplated in the business plan and were reflected in results of operations for the first semester of 2005. All expenses not related to pre-marketing operations were capitalized during the pre-operating phase.

The operating phase began on March 31, 2006 after the conclusion of tests performed in accordance with the construction agreement. As a result, the income statement includes the results of the period from April 1st, 2006 through June 30, 2006.

The net loss incurred by Rio Polímeros during the three months ended June 30, 2006, amounting to R$57,592, contemplate the impact of currency exchange loss on the loans in such period. Additionally, the sales of polyethylene resulted in a loss of R$11,568 for the quarter, due to the beginning of the operation and commercialization. The assessment of the management of Rio Polímeros is that the course of the operation will be stabilized in the near future. Based on projected positive results of operations, management expects to realize both the investments in permanent assets and the deferred income tax recorded on tax losses for this period.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

2) CHANGE IN OPERATIONS AND CORPORATE STRUCTURE

On September 1st, 2005, the Company acquired all capital stock of Brasil Poliolefinas Ltda. from Basell International Holdings BV ("Basell"). Brasil Poliolefinas Ltda.'s sole asset was 50% of the capital stock of Polibrasil Participações S.A. ("Polibrasil"). As a result of this acquisition, the Company held 100% of the capital stock of Polibrasil, which in turn held 98.1% of the capital stock of Polipropileno S.A., which in turn owns 100% of the capital stock of Polibrasil Resinas S.A., an operating company with total annual production capacity of 625,000 tons of polypropylene and 25,000 tons of polypropylene compounds. At the same time the Company agreed to sell 100% of polypropylene compound business unit to Basell.

The price of the acquisition of Basell Brasil Poliolefinas Ltda., subsequently renamed Suzano Poliolefinas Ltda., amounted to R$668,493, generating goodwill of R$418,460, representing expectation of future profitability.

On September 30, 2005, the indirect subsidiaries Suzano Poliolefinas Ltda. and Polibrasil Participações S.A. were merged into the direct subsidiary Suzano Química Ltda., which became a direct shareholder of Polipropileno S.A.

On November 29, 2005, the subsidiary Suzano Química Ltda. acquired an additional 1.38% of Polipropileno S.A. for R$17,927 in a public offering, generating goodwill of R$10,320. Polipropileno S.A. then redeemed its remaining capital stock (less than 5% of total stock) by means of a deposit of R$6,582 to make future liquidation payments to the remaining minority shareholders that did not participate in the public offering. As a result, Suzano Química Ltda. became the owner of 100% of the capital stock of Polipropileno S.A.

On November 30, 2005, Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into the Company, which became an operating company, a manufacturer of polypropylene.

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), together with Sumitomo Chemical Company Limited and Itochu Corporation ("Japanese Group"), established a stock sale and purchase agreement with Braskem, in order to sell their total capital stock in the jointly-controlled subsidiary Politeno. For the stock of Politeno's capital, the Company received an initial amount of R$129,704 plus an agreement for the additional collection or payment dependent on the behavior of the difference between the net price of polyethylene and the price of ethylene (the so-called spread of polyethylene), being ethylene referred to the price of naphtha, during the 18 months subsequent to the sale. This agreement for the future collection or payment of additional consideration was characterized as an hybrid derivative financial instrument and, accordingly, recorded at the fair market value computed on

the basis of projections of the behavior of its variables in that future period, as determined by independent finance consultants. As a result, the Company recognized in the quarterly financial statements a gain of R$5,176, which was classified as equity in earnings of subsidiaries in the individual income statement, and as non-operating income in the consolidated income statement, for the quarter ended June 30, 2006.

The Company, through its subsidiary Polipropileno Participações S.A., exchanged with Braskem S.A. 75,669,544 shares issued by Nordeste Química S.A. - Norquisa, which represents 8.9% of the voting capital and 10.9% of total capital, for 2,129,324 preferred "A" shares issued by Braskem, which represent 0.6% of total Braskem's capital. On April 6, 2006, the market value of such shares was R$33.5 million (R$15.74 per share at Bovespa) and the book value of Norquisa's stock was R$24 million, resulting in a gain of R$9.5 million, which was classified as equity in earnings of subsidiaries and as non-operating income, in the individual and consolidated income statements, respectively, for the quarter ended June 30, 2006.

3) PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities Exchange Commission (CVM).

The Company's consolidated financial statements as of June 30, 2006, which reflect the 100% ownership interest in the Polibrasil companies, are not comparable to the financial statements as of and for the quarter ended June 30, 2005, which reflected the 50% ownership of that jointly-controlled subsidiary.

Note 25 includes a "pro forma" income statement as of June 30, 2005 as if Polibrasil Participações S.A. had been consolidated by the Company as from January 1, 2005 and considering the seller's interest (Basell) as minority interest as well as eliminating the proportional consolidation of Politeno in March 2006 (balance sheet) and in June 2005 (income statement), as if the investment in Politeno had not existed.

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments. The Company reviews estimates and assumptions regularly. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these financial statements.

The financial statements for the quarter ended March 31, 2006 were restated to reflect the interpretation mentioned in Note 2 as to the accounting treatment of the agreement for the collection or payment of additional consideration in the sale of Politeno's capital shares as a hybrid derivative financial instrument. Accordingly, the restatement reflected the reversal of the accrual for loss recorded previously, which was represented by the difference between the book value of Politeno's capital shares and the initial amount received as part of the price for the sale of the participation in Politeno's capital.

4) DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses

Results of operations are determined on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations

Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents

Cash and cash equivalents include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Marketable securities

Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts

Determined by means of an analysis of historic losses, assessment of balances with realization risks, specific risks of the portfolio, past experience and negotiations in process.

g) Inventories

Stated at the average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

h) Investments

The investment in jointly-controlled subsidiaries are stated under the equity method. All other investments are recorded under the cost method. Goodwill from acquisitions relates to the expectation of future profitability, which has been amortized over periods of seven to ten years. Participation in the capital stock of companies which have been made available for sale is reclassified to current assets and is carried at the lower of cost or market value. The Company reviews the accounting practices used by subsidiaries and, in case of differences with the Company's, makes adjustments to their shareholders' equity and results of operations, for purposes of application of the equity method.

i) Property, plant and equipment

Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction, plus the impact of partial appraisal write-ups (revaluation). Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13).

j) Deferred charges

Expenditures incurred during the pre-operating phase are recorded at cost and deferred and amortized after the start-up for ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries mentioned in Note 2 are reclassified to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, which have been amortized over a period of seven to ten years.

k) Scheduled shutdown of plants

Costs incurred as a result of scheduled shutdown of plants for maintenance purposes are charged to income, as incurred.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

l) Income and social contribution taxes

Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. The plant located in the State of Bahia is entitled to a benefit of reduction and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions

A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is probable that funds or assets will be needed to settle such obligation. Provisions are recorded based on the best estimates of the risk involved which are supported by the external legal counsel's opinion.

n) Deferred income

Related to negative goodwill from prior acquisitions of shares of Polibrasil companies that have been merged into the Company, which have been amortized over a period of seven years, the same period of amortization of the goodwill paid in the last acquisition of Polibrasil companies.

o) Foreign subsidiary's currency translation method

Financial statements of foreign subsidiaries have been translated into local currency under the current rate method, i.e., assets, liabilities and shareholders' equity at the exchange rate in force at the balance sheet date and statement of income elements at the yearly average exchange rate. The effects from the changes in exchange rates on the opening equity and from the use of the average exchange rate to translate statement of income elements are recognized on income currently.

p) Interest on capital

Recorded originally in accounting records as finance income, when declared or paid by subsidiaries or affiliates, and as finance expense when interest is appropriated to shareholders. However, for purposes of the financial statements the Company uses the essence of the transaction and, accordingly, credits and charges for interest on capital are considered as dividends received and paid and do not flow through income. Consequently, interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

q) Pension plan contributions

Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries.

r) Financial instruments - derivatives

Derivative contracts are accounted for under the accrual basis at fair value. Gains and losses earned or incurred as from these instruments are recognized as adjustments to financial income and expense currently.

5) CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following percentage shares:

	06/30/2006		03/31/2006	
	Voting %	Total %	Voting %	Total %
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Polipropileno Participações S.A.	99.43	99.18	96.46	96.46
Petroflex Indústria e Comércio S.A.	20.14	20.14	20.14	20.12
Rio Polímeros S.A.	33.33	33.33	33.33	33.33
SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00
Politeno Indústria e Comércio S.A.	(a)	(a)	35.00	35.00
Politeno Empreendimentos Ltda.	(a)	(a)	99.99	99.99

(a) Sold to Braskem on April 4, 2006

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from intercompany transactions.
- Segregation of minority interests from equity and results of operations.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).

- The financial position of the Securitization Fund (FIDC) formed by receivables of the jointly-controlled subsidiary Petroflex was consolidated into the Company according to its share on the subsidiary's capital. The amount of subordinated shares owned by the jointly-controlled subsidiary was eliminated against the total equity of the FIDC, the net amount of which was classified as a current liability with FIDC investors.

6) CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Bank accounts	34,188	8,985	40,565	13,745
Temporary cash investments	15,043	5,486	179,606	26,577
	49,231	14,471	220,171	40,322

7) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Domestic clients	294,952	308,387	356,017	420,407
Foreign clients	63,677	62,769	101,110	101,943
	358,629	371,156	457,127	522,350
Discounted export receivables	(47,839)	(2,047)	(67,067)	(22,294)
Discounted trade receivables	(28,455)	-	(28,455)	-
Vendor operations (*)	(123,365)	(141,239)	(123,944)	(141,910)
Allowance for doubtful accounts	(11,221)	(8,671)	(11,914)	(18,325)
	147,749	219,199	225,747	339,821
Receivables classified under current assets	138,368	208,945	216,366	323,425
Receivables classified under long-term assets	9,381	10,254	9,381	16,396

(*) Operations by means of which customers obtain bank funding to settle with cash their purchases from the Company, which provides guarantees to the banks. In case of delinquency by customers, the Company must reimburse these financial institutions providing credit.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The summary of aging of accounts receivable is as follows:

	Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Current accounts:				
From 1 to 30 days	191,064	203,178	228,877	256,275
From 31 to 60 days	85,510	85,713	98,703	140,122
From 61 to 90 days	28,130	24,809	28,378	30,917
From 91 to 360 days	27,010	24,705	27,904	30,567
More than 360 days	9,381	10,253	9,381	16,396
	341,095	348,658	393,243	474,277
Past-due accounts:				
From 1 to 30 days	6,382	12,549	29,403	23,323
From 31 to 60 days	4,289	1,285	19,790	3,117
From 61 to 90 days	392	1,553	595	2,184
From 91 to 360 days	1,472	2,471	8,811	6,744
More than 360 days	4,999	4,640	5,285	12,705
	17,534	22,498	63,884	48,073
	358,629	371,156	457,127	522,350

8) INVENTORIES

	Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Finished products	130,018	186,511	162,394	229,678
Work in progress	-	6	3,434	9,257
Raw materials	26,928	35,063	49,045	59,286
Auxiliary materials and other	6,800	8,931	6,800	9,204
Maintenance materials	15,149	15,032	26,432	26,746
Provision for losses in inventories	(1,716)	(1,654)	(1,716)	(1,654)
Advances to suppliers	2,534	-	2,534	-
	179,713	243,889	248,923	332,517

9) RECOVERABLE TAXES

	Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Advances for income tax and social contribution	3,308	3,249	7,681	7,370
Recoverable ICMS tax	90,484	96,718	169,101	205,520
Provision for losses on ICMS tax credits	(5,408)	(5,408)	(5,408)	(10,779)
Other	7,197	13,260	23,592	24,772
	95,581	107,819	194,966	226,883
Amount classified under current assets	41,760	66,964	61,835	85,701
Amount classified under long-term assets	53,821	40,855	133,131	141,182

The Company and its jointly-controlled subsidiaries have accumulated ICMS tax credits as a result of interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax.

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax, represented by the initiatives discussed below, The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations.

Company

Plant located in Duque de Caxias - RJ

Deferral (exemption) of ICMS tax on purchases of raw materials performed within the State of Rio de Janeiro, in the importation of materials and merchandise destined to manufacturing and in the importation of machinery, equipment, spare parts and accessories for use as fixed assets, As a result, beginning in April 2005, there are no new credits on these acquisitions, permitting the realization of existing credits.

Plant located in Camaçari - BA

1) Deferral (exemption) of ICMS tax on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment. As a result, beginning in March 2005, there are no new credits on these acquisitions, permitting the realization of existing credits.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program).

3) Pending approval from State tax authorities (Bahia) for the transfer of R$30 million of tax credits, arising from the acquisition of raw materials, to third parties.

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used in 2006 for the payment of raw material purchases without any discount.

2) Negotiation of a special tax regime for appropriation and automatic transfer of export tax credits by means of insurance mechanism (Fast-Track).

3) Negotiation of tax incentive project for the plastic transformation industry chain, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of unused balances of credits resulting from the inter-state sales.

Jointly-controlled subsidiaries

Politeno

The Company's participation on the total ICMS tax credits of this jointly controlled subsidiary amounts to R$47,995 as of March 31, 2006, As explained in Note nº 2, on April 4, 2006 the Company sold its interest in this subsidiary.

Rio Polímeros

The Company's participation on the tax credits of Rio Polímeros S.A, on June 30, 2006 amounts to R$70,025 (R$49,050 on March 31, 2006), being the portion of R$66,721 realizable in the long-term,, the portion generated on the importation of equipment and spare parts for the construction of the plant.

The Company and the jointly controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

10) INCOME TAX AND SOCIAL CONTRIBUTION

a) Deferred income tax assets

Deferred income tax assets of the Company, its subsidiaries and jointly controlled subsidiaries included in the financial statements arise from temporary differences and tax losses.

On June 30, 2006, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$170,278 (R$122,227 as of March 31, 2006) and tax losses for purposes of social contribution tax amounting to R$187,370 (R$136,936 as of March 31, 2006).

The composition of deferred income tax assets is as follows:

	06/30/2006			Consolidated	
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	June 2006	March 2006
Current:					
Tax losses	1,188	-	59	1,247	13,959
Temporary differences	558	-	258	816	5,940
	1,746	-	317	2,063	19,899
Long term:					
Tax losses	58,230	10,146	-	68,376	30,830
Temporary differences	12,756	-	3,370	16,126	14,817
	70,986	10,146	3,370	84,502	45,647

The Company's management and the management of jointly-controlled subsidiaries based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

Based on its projections the Company's management and the management of jointly-controlled subsidiaries estimated the realization of such tax credits as follows:

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Year of realization	Consolidated
2006	2,063
2007	13,124
2008	12,144
2009	43,967
2010	15,267
Total	86,565

b) Income tax expense reconciliation

	Company		Consolidated	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005
Income (loss) before income taxes	(46,309)	41,751	(53,874)	56,533
Unrecognized tax credits of certain companies	-	(41,751)	-	7,961
	(46,309)	-	(53,874)	64,494
Combined income tax and social contribution rate	34%	34%	34%	34%
Credit (expense) of income taxes at the combined rate	15,745	-	18,317	(21,928)
Exchange rate changes on foreign investments	-	-	(62)	(1,350)
ADENE tax incentives	-	-	900	8,454
Equity in earnings of subsidiaries	(228)	-	-	-
Goodwill amortization	(611)	(113)	(611)	(427)
Interest on capital to shareholders collected (paid)	-	-	63	-
Tax credits on temporary differences from prior years	-	-	-	203
Other permanent additions (exclusions)	2,344	(178)	6,778	236
Total income tax credit (expense)	17,250	(291)	25,385	(14,812)
Current income taxes	-	-	(977)	(10,897)
Deferred income taxes	17,250	(291)	26,362	(3,915)
	17,250	(291)	25,385	(14,812)

The Company has tax incentives up to fiscal year 2013, consisting of a 25% reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant, which is located in the State of Bahia, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency).

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

11) INVESTMENTS

	Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Consolidated subsidiaries	739,393	741,786	-	-
Negative goodwill	(20,452)	(20,452)	-	-
Other investments at acquisition cost:				
Petroquímica União S.A.	33,385	33,385	33,385	33,385
Nordeste Química S.A. - Norquisa (Note 2)	-	-	-	55,703
Allowance for losses (Note 2)	-	-	-	(21,989)
Other	1,812	1,811	2,426	3,989
	754,138	756,530	35,811	71,088

In the consolidated balance sheet as of June 30, 2006, negative goodwill has been reclassified to deferred income, and originated from the following subsidiaries:

Petroflex Indústria e Comércio S.A.	17,593
Polipropileno Participações S.A.	2,859
	20,452

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Position and summary of activity of investments in consolidated subsidiaries:

Subsidiaries	SPQ Investimentos e Participações Ltda.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Suzanopar Petroquímica Ltd.	Polipropileno Participações S.A. (2)	Total
a) Interest in the capital as of June 30, 2006						
Shares owned:						
Quotas	144,375,597	-	-	269,999	-	
Common shares	-	423,602,404	4,759,274	-	11,708,023,739	
Preferred shares	-	97	2,320,592	-	5,930,789,152	
Voting capital	100,00%	33,33%	20,14%	100,00%	99,43%	
Total capital	100,00%	33,33%	20,12%	100,00%	99,18%	
b) Information on subsidiaries as of June 30, 2006						
Capital	138,483	489,515	32,569	632	66,344	
Adjusted shareholders' equity	172,622	468,607	66,875	827	30,716	
Adjusted results for the period	10,877	(19,197)	1,217	(62)	8,407	
c) Investments						
Balance as of December 31, 2005	167,638	485,136	65,656	888	20,837	740,155
Distributed profits	(5,893)	-	-	-	-	(5,893)
Capital increase	-	2,668	-	-	-	2,668
Equity in earnings of subsidiaries	10,877	(19,197)	1,217	(61)	7,835	671
Acquisition of minority stock	-	-	-	-	1,792	1,792
Balance as of June 30, 2006	172,622	468,607	66,873	827	30,464	739,393
Last stock price at São Paulo Stock Exchange - BOVESPA:						
3/31/06 - ON	-	-	16.00	-	-	
3/31/06 - PNA	-	-	14.00	-	-	

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The balance sheets and income statements of subsidiaries and jointly controlled subsidiaries included in consolidation are as follows (total amounts, no proportional participation in case of jointly controlled subsidiaries):

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.		Polipropileno Participações S.A.	
	Company		Company		Consolidated		Company		Company	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006
ASSETS										
Current assets	132,626	6,881	317,164	187,541	591,654	519,006	827	828	34,016	525
Cash and cash equivalents	132,347	796	9,223	7,135	171,701	85,182	827	828	148	185
Trade accounts receivable	-	-	144,105	64,383	148,932	172,640	-	-	-	-
Inventory	-	-	115,190	101,025	153,148	150,332	-	-	-	-
Tax credits	275	287	20,502	12,027	62,717	55,262	-	-	348	340
Other assets	4	5,798	28,144	2,971	55,156	55,590	-	-	33,520	-
Long-term assets	40,040	-	264,531	150,391	32,636	32,236	-	-	-	-
Tax credits	-	-	262,782	148,739	9,256	17,556	-	-	-	-
Other assets	40,040	-	1,749	1,652	23,380	14,680	-	-	-	-
Permanent assets	32	164,301	3,064,498	3,143,745	438,011	428,899	-	-	-	34,324
Investments	32	164,301	-	-	2,896	2,225	-	-	-	34,324
Fixed assets	-	-	2,446,472	2,510,422	435,115	426,674	-	-	-	-
Deferred assets	-	-	618,026	633,323	-	-	-	-	-	-
TOTAL ASSETS	172,698	171,182	3,646,193	3,481,677	1,062,301	980,141	827	828	34,016	34,849

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

	SPQ Investimentos e Participações Ltda.		Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd.		Polipropileno Participações S.A	
	Company		Company		Consolidated		Company		Company	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006	06/30/2006	03/31/2006
LIABILITIES AND EQUITY										
Current liabilities	76	151	333,851	386,702	377,186	302,200	-	-	3	7
Loans	-	-	203,530	266,612	56,547	60,879	-	-		-
Other liabilities	76	151	130,321	120,090	320,639	241,321	-	-	3	7
Long-term liabilities	-	-	1,906,527	1,639,568	352,720	356,512	-	-	3,297	3,176
Loans	-	-	1,586,557	1,453,771	278,579	279,649	-	-	3,297	3,176
Other liabilities	-	-	319,970	185,797	74,141	76,863	-	-	-	-
SHAREHOLDERS' EQUITY	172,622	171,031	1,405,815	1,455,407	332,395	321,429	827	828	30,716	31,666
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	172,698	171,182	3,646,193	3,481,677	1,062,301	980,141	827	828	34,016	34,849
INCOME STATEMENT										
Net revenue	-	-	284,036	-	631,294	308,378	-	-	-	-
Cost of goods sold	-	-	(295,603)	-	(563,797)	(278,730)	-	-	-	-
Gross profit	-	-	(11,567)	-	67,497	29,648	-	-	-	-
Operating expense	877	2,454	(37,780)	-	(38,877)	(24,206)	-	-	(47)	(9)
Interest income (expense)	3,923	40	(35,733)	-	(20,965)	(13,357)	(61)	16	(239)	(131)
Operating income	4,800	2,494	(85,080)	-	7,655	(7,915)	(61)	16	(286)	(140)
Nonoperating income	5,177	(266)	-	-	786	54	-	-	8,693	9,497
Income tax	900	900	27,489	-	(2,393)	2,952	-	-	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-
Net income (loss)	10,877	3,128	(57,591)	-	6,048	(4,909)	(61)	16	8,407	9,357

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

12) RELATED PARTIES

The balances and transactions with related parties are described below, There have been no relevant commercial transactions among the Company and subsidiaries and jointly--controlled subsidiaries and among subsidiaries.

	Company			
	Assets		Profit and Loss	
	Long-term receivables and intercompany		Revenue	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Consolidated related parties-				
Polipropileno Participações S.A.	3,297	3,177	266	147
	3,297	3,177	266	147

	Consolidated				
	06/30/2006			03/31/2006	
	Current Assets	Current Liabilities	Revenue	Current Assets	Current Liabilities
	Accounts Receivable	Suppliers	(expense or (purchase)	Accounts Receivable	Suppliers
Joinly-controlled subsidiaries with nonconsolidated related parties					
Rio Polímeros S.A.	3,292	-	-	1,212	-
Politeno Indústria e Comércio S.A.	-	-	(84,942)	-	-
Petroflex Indústria e Comércio S.A.	-	17,415	(53,365)	58	8,407
	3,292	17,415	(138,307)	1,270	8,407

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

13) PROPERTY, PLANT AND EQUIPMENT

	Company						
	Weighted yearly average depreciation - %	06/30/2006			03/31/2006		
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	13,935	-	13,935	13,598	-	13,598
Buildings	4	96,269	(28,653)	67,616	95,419	(27,499)	67,920
Machinery and equipment	10	596,606	(270,561)	326,045	594,509	(258,107)	336,402
Furniture, fixture and installations	10	72,604	(46,786)	25,818	72,446	(45,781)	26,665
Computer hardware	20	15,329	(12,937)	2,392	15,335	(12,720)	2,615
Vehicles	20	4,107	(2,690)	1,417	3,953	(2,606)	1,347
Other items	10	11,733	(4,679)	7,054	5,435	(3,535)	1,900
Construction in progress	-	18,216	-	18,216	11,320	-	11,320
		828,799	(366,306)	462,493	812,015	(350,248)	461,767

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

	Consolidated						
	Weighted yearly average depreciation rate - %	06/30/2006			03/31/2006		
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	22,266	-	22,266	24,466	-	24,466
Buildings	4	133,961	(29,023)	104,938	95,535	(27,502)	68,033
Buildings	2.5	14,686	(2,790)	11,896	14,686	(2,693)	11,993
Buildings	5	-	-	-	21,822	(16,451)	5,371
Machinery and equipment	10	1,336,512	(276,678)	1,059,834	595,882	(258,200)	337,682
Machinery and equipment	5.7	66,556	(22,878)	43,678	66,547	(21,963)	44,584
Machinery and equipment	6.7	-	-	-	168,395	(135,269)	33,126
Furniture, fixture and installations	10	75,580	(47,484)	28,096	77,007	(47,692)	29,315
Vehicles	20	4,554	(2,900)	1,654	4,394	(2,794)	1,600
Leasehold improvements	50	327	(245)	82	327	(232)	95
Leasehold improvements	4.7	20,103	(15,602)	4,501	21,733	(17,172)	4,561
Computer hardware and other	20	46,271	(4,906)	41,365	8,775	(4,748)	4,027
Other items	10	47,215	-	47,215	867,835	-	867,835
Construction in progress (*)	-	1,768,031	(402,506)	1,365,525	1,967,404	(534,716)	1,432,688

(*) At the beginning of second quarter of 2006, Rio Polímeros S.A., started the chemical gas operation in Duque de Caxias, producing polyethylene from the fractioning of natural gas. For this reason, a large portion of the investments previously classified under the construction in progress caption was reclassified to the machinery and equipment caption.

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

14) DEFERRED CHARGES

	Politeno Indústria e Comércio S.A.	Rio Polímeros S.A.	Suzano Petroquímica S.A.	Total
Technology	-	-	75,755	75,755
Preoperating expenses	-	211,267	35,892	247,159
Goodwill from acquisitions	-	-	418,374	418,374
Other	-	-	49,731	49,731
Amortization	-	(5,259)	(147,859)	(153,118)
Net book value - June 30, 2006	-	206,008	431,893	637,901
Net book value - March 31, 2006	1,455	211,108	447,696	660,258

Technology

From the total balance of technology, R$47,869 relates to the acquisition of rights for the use of the "Spheripol" technology by means of an agreement signed in 1998 with Baselltech USA Inc., which has been used in the Company's Mauá plant, with capacity of 300 thousand tons per year. This advanced production technology was licensed by Basell, a worldwide leader in the production of polypropylene.

Preoperating expenses

Suzano Petroquímica S.A.

Assets are related to the pre-operating expenses of the merged company Polibrasil Participações S.A., which are almost fully amortized.

Rio Polímeros

These deferred charges refer principally to manufacturing costs incurred during the pre-operating phase of the Rio Polímeros plant (R$67,388), construction of a water transportation system in partnership with Petrobras (R$17,144), and disbursements for payroll, services, taxes and other (R$126,735) incurred during the pre-operating phase. From April 2006 on, the plant finished the pre-operating phase and started to operate under normal conditions.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Goodwill

From the total balance of goodwill, R$384,261 (net of amortization of R$34,111) refer to the acquisition of Basell Brasil Poliolefinas Ltda, (see Note 2), which was computed based on the equity value of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as determined by independent appraisers on the date of acquisition. After the merger of the acquired companies on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

15) LOANS

			06/30/2006		03/31/2006	
	Index or currency	Yearly interest rate - %	Current	Long term	Current	Long term
COMPANY						
In local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	5	27,558	6,889	27,429	13,715
Compror	CDI	0.00	13,617	-	13,041	-
Export credit note - Banco Itaú (1)	CDI	CDI + 0.462	7,814	75,000	4,856	75,000
Export credit note - Banco Bradesco	CDI	105.50 CDI	3,527	96,000	8,229	96,000
Export credit note - Banco do Brasil	CDI	106.00 CDI	8,360	100,000	4,454	100,000
FINEM (enterprise funding)	TJLP	3.02	-	18,078	-	-
			60,876	295,967	58,009	284,715
In foreign currency:						
IFC - Portion A	US$	Libor + 2.75	272	85,490	1,143	85,810
IFC - Portion B	US$	Libor + 2.00	692	239,155	2,875	240,049
IFC - Portion C	US$	Libor	46	21,643	183	21,724
Compror (2)	US$	5.40	19,552	-	19,861	-
Advance on export contracts	US$	5.34	30,523	754	45,623	-
Advanced export - Banco ABN Amro Real	US$	Libor + 1.60	23	119,037	61	119,483
Export credit note - Banco Votorantim	US$	7.97	5,127	216,430	770	217,240
FINIMP (import funding)	US$	5.20	27,744	-	52,283	-
Advanced export - Banco Santander	US$	Libor + 1.79	834	27,053	397	27,155
FINEM (enterprise funding)	US$	2.52	-	2,067	-	-
			84,813	711,629	123,196	711,461
			145,689	1,007,596	181,205	996,176

(1) In connection with this loan, the Company contracted a cross-currency swap to exchange this loan for a loan denominated in U,S, dollars plus nominal interest of 7.84% per year and effective cost of 6.,80% per year. The objective of this transaction was to decrease the finance cost of the loan. This transaction was terminated on April 5, 2006.

(2) The Company contracted three cross-currency swap operations to exchange the interest rate of this contract for the greater between the fluctuation of US$ and 47.50% to 59% of CDI.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SUBSIDIARIES	Index or currency	Yearly interest rate - %	06/30/2006 Current	06/30/2006 Long term	03/31/2006 Current	03/31/2006 Long term
Rio Polímeros S,A,:						
Local currency:						
BNDES - Subcredit A	TJLP	5	9,454	179,834	21,185	162,236
BNDES - Subcredit B	TJLP	5	1,857	35,336	4,163	31,878
BNDES - Subcredit C	Currency basket	5	2,491	46,201	5,566	41,760
BNDES - Sub A	TJLP	4.50	322	6,179	798	5,509
BNDES - Sub B	US$	3	52	1,024	131	924
FUNDES	US$	6.17	4	1,426	-	-
COMPROR	US$	103.00 CDI	2,703	-	-	-
			16,883	270,000	31,843	242,307
Foreign currency:						
U,S, Exim Bank	US$	5.51	6,571	148,069	14,771	138,368
Advance on Export Contracts	US$	5.10 a 5.48	4,727	110,784	31,346	-
SACE	US$	5.51	39,662	-	10,911	103,915
			50,960	258,853	57,028	242,283
			67,843	528,853	88,871	484,590

SUBSIDIARIES	Index or currency	Yearly interest rate - %	06/30/2006 Current	06/30/2006 Long term	03/31/2006 Current	03/31/2006 Long term
Petroflex Indústria e Comércio S,A,:						
Local currency:						
BNDES	TJLP/UMBND	3.50 and 5.00	2,417	5,376	2,246	5,779
FINEP	URTJLP	6.40	618	5,644	616	5,765
			3,035	11,020	2,862	11,544
Foreign currency:						
Exim Bank	US$	Libor + 1.25	298	645	199	291
Interest on discount export bills	US$	4.75	161	-	109	-
Advance on export contracts	US$	Libor + 2.50	255	12,192	65	12,237
Advances on export exchange contracts	US$	5.00	4,566	-	4,525	-
FINIMP	US$	4.50	2,683	-	2,658	-
			7,963	12,837	7,556	12,528
			10,998	23,857	10,418	24,072

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

			06/30/2006		03/31/2006	
SUBSIDIARIES	Index or currency	Yearly interest rate - %	Current	Long term	Current	Long term
Politeno Indústria e Comércio S,A,: (3)						
Local currency:						
BNDES	TJLP	3.30	-	-	1,042	401
			-	-	1,042	401
Foreign currency:						
FINIMP	US$	Libor + 2	-	-	12,774	221
Advances on export exchange contracts	US$	2.75 to 3.98	-	-	10,802	-
			-	-	23,576	221
			-	-	24,618	622
Consolidated:						
Local currency			80,794	576,987	93,755	538,967
Foreign currency			143,736	983,319	211,355	966,494
			224,530	1,560,306	305,110	1,505,461

(3) Company sold to Brasken on April 4, 2006.

In January 2006, the subsidiary Petroflex issued debentures amounting to R$160,000, with a total term of five years, (final maturity at December 1, 2010). These debentures bear interest at 104.5% of the accumulation of daily averages of DI rates ("non Group overnight rate"). On June 30, 2006 the proportional amount of the obligation consolidated by the Company was R$32,569 (R$34,021 as of March 31, 2006), being R$379 (R$1,830 as of March 31, 2006) current and R$32,191 (R$ 32,191 as of March 31, 2006) non current.

The long-term portion of loans matures as follows:

		Jointly-controlled subsidiaries		
	Company	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Consolidated
2007	7,643	11,861	1,381	20,885
2008	73,373	53,877	4,705	131,955
2009	106,885	60,496	6,804	174,185
2010	106,885	58,495	6,007	171,387
2011 onwards	712,810	344,123	4,961	1,061,894
	1,007,596	528,852	23,858	1,560,306

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Guarantees of loans

Company

The loans with IFC - International Finance Corporation (World Bank Group), are limited to U$100,000 and are guaranteed by the parent company, Suzano Holding S.A., with a cost of 0.60% per year.

Jointly-controlled subsidiaries

- Rio Polímeros - Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders (Suzano Petroquímica S.A., Unipar - União de Industrias Petroquímicas S.A. and Petrobras Química S.A. - Petroquisa), and subrogation of the license of use of land.

  Due to the delay in the construction of the plant and of the beginning of testing phase, Rio Polímeros concluded on April 17, 2006 the negotiations with banks to postpone the interest and principal due on 2006 to April 2007 and extension of loan terms by a year, postponing last installment to April 2016.

- Petroflex Indústria e Comércio S.A.

  - BNDES - guarantee provided by related companies Braskem S,A,, Suzano Petroquímica S,A, and Unipar and mortgage of property located in Triunfo, State of Rio Grande do Sul, whose value is R$11,882.

  - FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro, whose value is R$19,608.

The indices or reference rates of loans referred to above posed the following variations during the twelve months period from July 1, 2005 through June 30, 2006 and for 2005 fiscal year:

Index or rate	Yearly rate - %	
	07/01/2005 a 06/30/2006	2005
TJLP - long-term interest rate	9.16	9.75
CDI - interbank deposit certificate	17.72	18.92
UMBNDES - monetary unit of BNDES	(6.80)	(14.00)
URTJLP - TJLP related ratio	3.02	3.59
TR - reference rate	2.51	2.83
IGP-M - general market price index	0.87	1.20

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

As per certain loan agreements, the Company shall attend each semester and annually certain financial covenants, computed using financial statements prepared in accordance with generally accepted accounting principles in Brazil (Banco Votorantim and Banco ABN-AMRO), and generally accepted accounting principles in the United States of America for the contract with the IFC.

16) PROVISION FOR CONTINGENCIES

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The consolidated provision for contingencies, formed by the individual provisions of the Company and jointly-controlled subsidiaries (proportional amounts in the case of the later) as of June 30, 2006, and the summary of activity for the six months then ended are as follows:

	December 31, 2005	Additions	Reversal	Interest charges	June 30, 2006
Labor matters:	7,202	305	(3,072)	32	4,467
Suzano Petroquímica S,A,	6,731	60	(3,072)	32	3,751
Petroflex Indústria e Comércio S,A,	471	245	-	-	716
Tax matters:	8,040	40	(1,968)	110	6,222
Suzano Petroquímica S,A,	4,354	-	-	110	4,464
Petroflex Indústria e Comércio S,A,	1,718	40	-	-	1,758
Politeno Indústria e Comércio S,A,	1,968	-	(1,968)	-	-
Civil matters:	4,929	-	-	340	5,269
Suzano Petroquímica S,A,	4,929	-	-	340	5,269
Other:	194	-	-	-	194
Petroflex Indústria e Comércio S,A,	194	-	-	-	194
Total provision	20,365	345	(5,040)	482	16,152
(-) Judicial deposits	(7,540)	-	3,604	-	(3,936)
Net provision	12,825	345	(1,436)	482	12,216

Labor lawsuit concerning clause 4 (relating only to the plant located in Camaçari)

Under the collective negotiation agreement between the Company (plant located in Camaçari, State of Bahia), among other companies with plants in the Camaçari petrochemical hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990, Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements, The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed before the Superior Labor Court. In 1998, the companies' association filed an extraordinary appeal with the Supreme Federal Court.

Initially the Supreme Federal Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Supreme Federal Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted to date has been made, i,e,, no provision for possible loss arising from the outcome of the lawsuit has been recorded,

17) CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income, Preferred shares have no voting rights and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital, The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

18) NET SALES AND COST OF PRODUCTS SOLD

	Company			Consolidated					
	06/30/2006			06/30/2006			06/30/2005		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
Domestic market	721,581	(619,295)	102,286	956,287	(830,402)	125,885	673,372	(555,991)	117,381
Foreign markets	124,073	(144,775)	(20,702)	207,878	(228,147)	(20,269)	146,657	(125,988)	20,669
	845,654	(764,070)	81,584	1,164,165	(1,058,549)	105,616	820,029	(681,979)	138,050

19) COMPENSATION OF DIRECTORS AND SENIOR OFFICERS

	Company		Consolidated	
	06/30/2006	06/30/2005	06/30/2006	06/31/2005
Compensation	3,314	275	4,204	1,612

The compensation of directors and senior management officers is classified under "General and administrative expenses".

20) FINANCIAL INCOME (EXPENSE)

	Company		Consolidated	
	06/30/2006	06/30/2005	06/30/2006	06/30/2005
Financial expense	(73,113)	(798)	(93,720)	(27,875)
Exchange gains on foreign-currency denominated liabilities	49,733	-	13,106	19,755
	(23,380)	(798)	(80,614)	(8,120)
Financial income	14,294	2,402	21,014	12,027
Exchange losses on foreign-currency denominated assets	-	-	38,202	(1,712)
	14,294	2,402	59,216	10,315

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

21) FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of June 30, 2006 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair value
Marketable securities (stock for sale)	34,779	33,047
Investments carried at cost-		
Petroquímica União S,A,	33,385	49,471
Swap contracts	576	576

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

The criterion for determination of fair market values stated above is as follows:

a. Marketable securities

The economic value of preferred shares of Petroquímica União S.A. ("PQU") was estimated based on technical analysis of discounted cash flows developed by third parties, In addition to these shares, the Company owns other shares which are available for sale, amounting to R$1,394, reflecting market value in light of the fact that this is lower than book value.

b. Investments carried at cost - Petroquímica União S.A.

As mentionated, the fair value was estimated based on the actual price of the stocks. However, it should be considered that there is a low volume of negotiation of such shares at stock exchange and the actual price could not necessarily represent the market price.

c. Swap contracts

The swap contracts were re-priced based on market value obtained from banks.

There were no unrecorded financial instruments as of June 30, 2006 (Company and jointly-controlled subsidiaries).

The Company, through Polipropileno Participações S.A. has 2,129,324 preferred shares class "A" from Braskem S.A., which represents 0.6% of the total equity of Braskem S.A.. The book value for such shares as of June 30, 2006 was R$33.5 millions. The Company, based on studies from market analysts, concluded the book value is not higher than the fair value.

22) INSURANCE COVERAGE (Not Reviewed by Independent Auditors)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Subject	Coverage amount (*)
Suzano Petroquímica S.A.:		
Civil responsibility and unrealized profits	Products and operations	227,471
Fire	Plants	805,358
Civil responsibility	Directors and management officers	35,111
Civil responsibility	Products and operations (in the country)	59,471
Civil responsibility	Products located abroad and constructions	54,408
Civil responsibility	Miscellaneous	59,235
Petroflex Indústria e Comércio S.A.:		
Fire, lightning and explosion	Buildings, building content and inventories	270,000
Civil responsibility	Directors and management officers	21,643
Civil responsibility	Miscellaneous	26,649
Rio Polímeros S.A.:		
Acts of terrorism	Business interruption	234,070
Civil responsibility	Constructions, assembly services and installation of machinery and equipment	23,407
Civil responsibility	Commercial e manufacturing sites	23,407
Civil responsibility	Merchandise	16,500
Civil responsibility	Directors and management officers	18,726
Civil responsibility	Miscellaneous	16,385

23) GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	2006	2005
Petroflex Indústria e Comércio S.A. - BNDES	16,746	16,746
Rio Polímeros S.A.:		
Guarantee letter - Unibanco	19,886	19,226
Guarantee letter- Banco do Brasil	9,127	9,027
	29,013	28,253
	45,759	44,999

24) PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev is sponsored also by other companies of Suzano Group. Based on the rules of the plan, the contribution realized by the Company for the six months ended June 30, 2006 was R$75 (R$56 for six months ended June 30, 2005).

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan of the employees of these companies, which is managed by Previnor - Associação de Previdência Privada, a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of the sponsors (and their relatives) and of Previnor. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for 2006 amounted to R$1,235 (R$1,274 in 2005).

The pension plan of Politeno and a portion of the plan of Petroflex are also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$314 as of June 30, 2006. Petroflex discloses in its financial statements the information required by CVM Instruction 371, and there is no additional deficit of that company to be recorded.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Rio Polímeros S.A. adhered to PREVINOR - Private Pension Association plan in 2004, having as main objective providing supplemental the benefits regularly provided by the Government pension plan to the employees, which is a defined-contribution plan. The monthly contributions are based on the employees salaries. During the six months ended June 30, 2006 Rio Polímeros contributed to the PREVINOR plan approximately R$856 (R$1,067 for the six months ended June 30, 2005).

25) "PRO FORMA" FINANCIAL INFORMATION

As a result of the sale of Politeno, the consolidated balance sheet as of June 30, 2006 is not comparable with the consolidated balance sheet as of March 31, 2006 due to the proportional participation of Politeno.

The original statements of income, included 33.89% of Politeno's operations from January to June 2005 and 50% of Polibrasil's operations from January to June 2006.

In order to provide appropriate comparison of the financial information, the Company decided to disclose the consolidated pro forma financial statements, which presents the Company's results of operations and balance sheet as if Polibrasil had been acquired and merged, and the investment at Politeno did not exist, since January 1st, 2005. The 50% participation of Basell in Polibrasil was recorded as minority interest.

The "pro forma" information is presented only to permit additional analysis from the comparison of balances and transactions, and does not purport to be indicative of what would have occurred if the participation at Politeno had actually been sold as of January 1, 2005 and if the Polibrasil companies had actually been merged since January 1st, 2005, are not aimed at representing the isolate statements of a legal identity nor are necessarily indicative of the trend of future operating results.

The following criteria and assumptions were used in the preparation of the "pro forma" financial information:

a) The participation acquired from Basell on September 1st, 2005 (50%) was classified as minority interest for periods prior to the acquisition date.

b) The participation in results of operations for the periods ended June 30, 2005, equivalent to the shares acquired from basell on September 1st, 2005 was classified as minority interest.

c) The "pro forma" financial information does not include "pro forma" adjustments relating to the amortization of goodwill resulting from the acquisition.

d) The "pro forma" financial information does not include "pro forma" adjustments relating to the additional interest cost that would have been incurred to fund the acquisition.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

e) Except for the impacts discussed in item a) and b) above, the income statement of Polibrasil Participações S.A. and its subsidiaries for the periods ended June 30, 2005, were integrally consolidated to the income statement of the Company and other controlled and jointly-controlled subsidiaries.

f) The proportional consolidation of Politeno in the balance sheet as of March 31, 2006, of its income statement elements in the consolidated income statement, and the equity in its earnings for the six months ended June 30, 2005 have been reversed, with a reclassification of the investment caption to the caption "investments available for sale", under current assets, and the elimination of its effects from individual and consolidated results of operations.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2006 AND

PRO FORMA CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006

	Company		Consolidated	
ASSETS	June 2006	March 2006	June 2006	March 2006
CURRENT ASSETS				
Cash and cash equivalents	34,188	8,985	40,565	12,264
Temporary cash investments	15,043	5,486	179,606	23,531
Investments held for sales	-	-	-	164,269
Trade accounts receivable	138,368	208,945	216,366	263,671
Inventories	179,713	243,889	248,923	307,810
Other	56,056	58,591	104,109	75,767
Recoverable taxes	41,760	66,964	61,835	82,718
Deferred taxes	1,746	18,686	2,063	19,899
Prepaid expenses	1,969	3,367	6,163	4,222
Total current assets	468,843	614,913	859,630	954,151
NONCURRENT ASSETS				
Loans due from related parties	3,297	3,177	-	-
Deferred taxes	70,986	37,533	84,502	42,049
Recoverable taxes	53,821	40,855	133,131	91,271
Judicial deposits	311	239	1,013	2,783
Other	34,735	42,092	75,990	41,232
Total noncurrent assets	163,150	123,896	294,636	177,335
PERMANENT ASSETS				
Investments	754,137	756,531	35,811	59,890
Property, plant and equipment	462,493	461,767	1,365,525	1,384,417
Deferred charges	431,893	447,696	637,901	658,804
Total permanent assets	1,648,523	1,665,994	2,039,237	2,103,111
TOTAL ASSETS	2,280,517	2,404,803	3,193,503	3,234,597

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

	Company		Consolidated	
LIABILITIES	June 2006	March 2006	June 2006	March 2006
CURRENT LIABILITIES				
Suppliers	78,919	128,121	144,342	179,709
Loans	145,689	181,205	224,909	282,324
Obligations of securitization fund	-	-	24,940	25,058
Taxes payable	8,894	9,125	19,243	11,496
Salaries and payroll charges	10,620	8,774	12,382	14,550
Advances from customers	7,473	20,892	7,759	21,278
Dividends payable	43	4,393	80	4,431
Accounts payable	40,159	31,594	43,954	34,918
Income tax and social contribution	159	159	159	159
Total current liabilities	291,956	384,263	477,768	573,923
NONCURRENT LIABILITIES				
Suppliers	-	-	39,935	13,337
Loans	1,007,596	996,176	1,592,497	1,537,029
Deferred taxes	-	-	1,395	57,036
Provision for contingencies	9,548	12,032	12,216	16,338
Accounts payable	10,853	24,556	88,426	27,273
Total noncurrent liabilities	1,027,997	1,032,764	1,734,469	1,651,013
DEFERRED INCOME	23,068	23,967	43,520	44,419
MINORITARY INTEREST	-	-	251	1,433
SHAREHOLDERS' EQUITY				
Paid-in Capital	826,283	826,283	826,283	826,283
Profit reserves	143,509	138,681	143,509	138,681
Retained earnings (accumulated losses)	(32,297)	(1,155)	(32,297)	(1,155)
	937,495	963,809	937,495	963,809
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,280,517	2,404,803	3,193,503	3,234,597

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME FOR

THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

	Company		Consolidated	
	2006	2005	2006	2005
GROSS REVENUES	1,112,351	1,151,108	1,384,705	1,364,650
Deductions of gross revenue	(266,697)	(280,161)	(317,362)	(320,681)
NET REVENUES	845,654	870,947	1,067,343	1,043,969
Cost of sales	(764,070)	(760,311)	(976,035)	(893,973)
GROSS PROFIT	81,584	110,636	91,308	149,996
OPERATING EXPENSES				
Selling expenses	(64,709)	(55,948)	(78,905)	(65,977)
General and administrative	(28,154)	(26,568)	(39,041)	(32,602)
Interest expenses	(23,380)	4,706	59,248	(5,182)
Interest income	14,294	11,690	(80,841)	13,468
Equity in earnings (losses) of subsidiaries	(2,914)	17,404	-	-
Goodwill amortization	(32,449)	(2,179)	(32,449)	(2,179)
Other operating income (expense)	6,251	15,436	9,062	15,226
OPERATING INCOME (LOSS)	(49,477)	75,177	(71,618)	72,752
Nonoperating expenses	(419)	(16,073)	13,611	(16,398)
INCOME (LOSS) BEFORE INCOME TAXES	(49,896)	59,104	(58,007)	56,354
Current income taxes	-	(8,951)	-	(6,647)
Deferred income taxes	17,250	(8,816)	25,932	(8,407)
INCOME (LOSS) BEFORE MINORITY INTEREST	(32,646)	41,337	(32,075)	41,300
Minority interest	-	(15,627)	(571)	(15,590)
NET INCOME	(32,646)	25,710	(32,646)	25,710

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

26) SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BRAZILIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below.

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços -Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Accounting for direct financing lease

BR GAAP does not require specific accounting for different classifications of lease arrangements by the lessor. Consequently, virtually all lease contracts are considered operating leases, with receipt of payments and depreciation of the fixed asset being recorded in the statement of operations throughout the period of the lease arrangement.

U.S. GAAP requires the lessor to determine if the lease arrangement is a sales-type lease, direct finance lease or operating lease as defined under SFAS No. 13, "Accounting for Leases".

g) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

h) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

i) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

j) Impairment of long-lived assets

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

k) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The computation of basic earnings per share is as follows:

	06/30/2006			03/31/2006		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	32.4	-	32.4	9.6	-	9.6
Weighted average shares outstanding	97,375.0	129,320.0	226,695.0	97,375.0	129,320.0	226,695.0
(Loss) earnings per share U.S. GAAP (in Brazilian reais - R$)	0.33	-	-	0.10	-	-

l) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Polibrasil (up to August 2005), Petroflex, Rio Polímeros and Politeno. Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item "n" below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

m) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

n) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries these financial statements.

As detailed in Note 9 not all subsidiaries are wholly owned by the Company and therefore the U.S. GAAP adjustments identified for each of such subsidiaries are allocated to their respective minority shareholders based on their participation.

o) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

The following table provides a detail of our derivative financial instruments outstanding as of June 30, 2006:

Type	Maturity date	Notional amount	Gain (loss)
CDI rate x interest of 5.40% p.y. + U.S. dollar	2006	14,399	571
CDI rate x interest of 5.40% p.y. + U.S. dollar	2006	9,189	(50)
CDI rate x interest of 5.40% p.y. + U.S. dollar	2006	9,675	47
Total fair value			568
Settlement value recorded under BR GAAP			576
U.S. GAAP adjustment			(8)

p) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located in the Northeast Region of Brazil) and relates basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa was reduced to zero, as the U.S. GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method on such date. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

On April 6, 2006, the Company formalized an agreement with Braskem S.A. to swap its capital shares of Norquisa with capital stock of Braskem (see Note 2).

q) Classification of export notes and discounted accounts receivable

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements and some trade accounts receivable with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$76,394 and R$2,047 as June 30, 2006 and March 31, 2006, respectively.

r) Temporary loss on investments held for sales

Under Brazilian accounting practices, permanent losses on equity securities held for sale shall be recorded in the income statement based on the lower of cost or market value. Under U.S. GAAP, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company shall evaluate if the loss is a temporary or permanent loss. The temporary loss must be treated as unrealized gain or loss and shall be classified in "Shareholder's Equity" in the account named "Other Comprehensive Income". The Company shall evaluate periodically such investments in order to determine if still is a temporary loss or if it became permanent. When the loss is determined as permanent, the Company should reclassify it from "other comprehensive income" to income statement of the period. The Company concluded that the current market price of Braskem's stock at São Paulo stock exchange (Bovespa) has not represented a permanent loss. Accordingly, the difference of R$5,221 between the carrying amount of Braskem shares as of June 30, 2006 and the price of the shares at Bovespa has been considered as "other comprehensive income" under U.S. GAAP, while it has not yet affected the Brazilian GAAP financial statements.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

s) New accounting pronouncements

On March 31, 2004, the EITF reached final consensus on EITF No. 03-06, "Participating Securities and the "two-class" Method under FASB No. 128, Earnings per Share". Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the Company's common stock. The issue clarifies what is meant by the term participating security, as used in FASB No. 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the "two-class" method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the "two-class" method, losses should also be allocated. However, EITF No. 03-06 limits this allocation only to situations when the security has the right to participate in the earnings of the Company, and an objectively determinable contractual obligation to share in net losses of the Company. The consensus reached in EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF No. 03-06. EITF No. 03-06 has been adopted in 2005.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an Amendment of APB Opinion No. 29", which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

In March 2005, the FASB issued FASB Interpretation - FIN No. 47, "Accounting for Conditional Asset Retirement Obligations", which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations", as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not expect the adoption of this FIN will have an impact on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	Quarter ended June 30, 2006	Quarter ended March 31, 2006
Net loss as reported under BR GAAP		(29,060)	(2,745)
U.S. GAAP adjustments relating to investments accounted for using the equity method	(l)	24,606	7,953
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	(611)	(305)
Different criteria for-			
Capitalization of interest, net from depreciation	(c)	5,477	2,600
Pension plan	(g)	-	-
Different criteria for amortization of technology	(e)	1,008	497
Derivative financial instruments	(o)	3,483	(201)
Business combinations Polibrasil	(h)	24,894	12,340
Transactions between entities under common control	(m)	4,007	4,007
Minority interest on U.S. GAAP adjustments	(n)	(1,665)	(1,665)
Reversal of provision for loss of investment - Norquisa	(p)	24,827	-
Deferred income tax on the above adjustments		(24,547)	(12,880)
Net loss under U.S. GAAP		32,419	(9,601)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	June 30, 2006	March 31, 2006
Shareholders' equity as reported under BR GAAP		937,494	963,809
U.S. GAAP adjustments relating to investments accounted for using the equity method	(l)	(121,113)	(137,765)
Adjustments from consolidated companies:			
Inflation accounting, net of depreciation	(a)	5,056	5,362
Different criteria for:			
Capitalization of interest, net from depreciation	(c)	(54,491)	(57,368)
Pension plan	(g)	4,712	4,712
Different criteria for amortization of technology	(e)	4,836	4,325
Derivative financial instruments	(o)	8	(3,676)
Minority interest on U.S. GAAP adjustments	(n)	-	-
Business combinations Polibrasil	(h)	65,950	53,396
Transactions between entities under common control	(m)	20,452	20,452
Equity adjustment in Norquisa's investment	(p)	-	(24,827)
Deferred income tax on the above adjustments		(27,341)	(15,675)
Other Comprehensive Income	(r)	(5,221)	-
Shareholders' equity under U.S. GAAP		830,342	812,745

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

IV - Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under U.S. GAAP are as follows:

(a) Condensed balance sheets under U.S. GAAP

Assets	06/30/2006	03/31/2006
Current assets:		
Cash and cash equivalents	182,552	16,278
Short-term investment	63,078	34,779
Trade accounts receivable	214,662	210,992
Inventories	179,713	243,889
Deferred taxes	1,746	18,686
Other debtors	63,133	97,572
Prepaid expenses	9,290	10,688
Total current assets	714,174	632,884
Investments	414,990	611,541
Goodwill, net	424,992	424,788
Property, plant and equipment	464,470	462,370
Long-term assets:		
Intangible, net	35,840	36,608
Deferred income tax	70,986	37,533
Recoverable VAT	53,821	40,855
Trade accounts receivable	9,381	10,254
Other debtors	100,574	28,404
Total long-term assets	270,602	153,654
Assets	2,289,228	2,285,237

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Liabilities and shareholders' equity	03/31/2006	03/31/2006
Current liabilities:		
Trade accounts payable	78,919	128,120
Payroll and related charges	12,858	8,824
Taxes payable other than income	6,673	7,150
Short-term debt	192,836	183,252
Interest payable on short-term debt	29,148	-
Dividends proposed and payable	43	4,393
Other accounts payable	54,996	62,460
Total current liabilities	375,473	394,199
Noncurrent liabilities:		
Loans and financings	1,006,842	996,176
Fair market value of derivative financial instruments	568	69
Provision for contingencies	9,548	16,362
Interest payable on long-term debt	754	-
Deferred income taxes	55,173	43,481
Other accounts payable	10,277	20,159
Total noncurrent liabilities	1,083,162	1,076,247
Minority interest	251	2,046
Shareholders' equity:		
Share capital	826,283	826,283
Other Comprehensive Income	(5,221)	-
Profit reserves	9,280	(13,538)
	830,342	812,745
Liabilities and shareholders' equity	2,289,228	2,285,237

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

(ii) Condensed statements of operations under U.S. GAAP

	06/30/2006	03/31/2006
Net sales	845,654	412,648
Cost of sales	(766,734)	(372,608)
Gross profit	78,920	40,040
Operating expenses:		
Selling and marketing	(64,709)	(31,316)
General and administrative	(30,009)	(15,657)
Other operating income (expenses), net	6,250	498
Operating expenses	(9,548)	(6,435)
Nonoperating income (expenses):		
Financial income (expenses), net	3,366	20,053
Other	47,554	(153)
Loss before income tax, equity in affiliates and minority interest	41,372	13,465
Income tax benefit (expense):		
Current	-	-
Deferred	(7,325)	(12,145)
Loss before equity in earnings of affiliates and minority interest	34,047	1,320
Equity in earnings of affiliates	54	10,520
Loss before minority interest	34,101	11,840
Minority interest	(1,682)	(2,239)
Net income for the quarter	32,419	9,601
(Loss) earnings per share - common	0.33	0.10
(Loss) earnings per share - preferred	-	-

(iv) Condensed statements of changes in shareholders' equity under U.S. GAAP

	06/30/2006	03/31/2006
At beginning of the quarter	803,144	803,144
Capital increase		
Net loss	32,419	9,601
Dividends and interest attributed to shareholders' equity declared	-	-
Other comprehensive income	(5,221)	-
At end of the quarter	830,342	812,745

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

27) SUBSEQUENT EVENT

On July 11, 2006, the Company concluded the first phase of the polypropylene capacity expansion schedule of Mauá's plant. This expansion allowed this plant's production capacity to increase by 60 thousand tons per year, reaching 360 thousand tons per year. Mauá's plant has now the biggest production capacity in a single site in Latin America.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

COMPLEMENTARY INFORMATION
STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
SOURCES OF FUNDS				
From operations:				
Net loss	(29,060)	(2,745)	(29,060)	(2,745)
Minority interest		-	571	(10)
Items not affecting working capital:				
Depreciation and amortization	36,071	17,962	49,583	20,827
Splitter depreciation - Polibrasil	121	4	189,521	307
Deferred income taxes - long term	(32,088)	1,365	(41,672)	944
Realization of recoverable ICMS	-	-	320	320
Provision for contingence	415	415	(276)	438
Equity in losses of subsidiaries	(671)	(2,214)	-	-
Goodwill amortization	31,285	17,589	31,285	17,589
Monetary and exchange variations on long-term items, net	(20,540)	(11,973)	(20,563)	(32,932)
Other	-	-	(109)	-
Funds from operations	(14,467)	20,403	179,600	4,738
Other sources:				
Borrowings (long-term loans)	338,943	318,787	382,992	361,014
Increase in long-term liabilities	-	-	87,013	130
Dividends from subsidiaries	5,893	-	-	-
Decrease in long-term assets	7,047	10,302	8,310	11,245
Other	-	611	-	612
TOTAL SOURCES	333,416	350,103	657,915	377,739
USES OF FUNDS				
In permanent assets				
Additions to permanent investments	4,459	30	1,792	30
Additions to property, plant and equipment	20,902	4,052	42,175	8,611
Additions to deferred charges	10,051	9,190	20,865	19,844
	35,412	13,272	64,832	28,485
Additions to long-term assets	10,596	8,176	78,183	16,690
Decrease in long-term liabilities	20,529	4,013	24,502	8,069
Other	-	-	43,587	60
TOTAL USES	66,537	25,461	211,104	53,304
INCREASE IN WORKING CAPITAL	270,879	324,642	446,811	324,435
Increase (decrease) in current assets	(157,440)	(11,370)	(25,927)	2,949
Increase (decrease) in current liabilities	(428,319)	(336,012)	(472,738)	(321,486)
INCREASE IN WORKING CAPITAL	270,879	324,642	446,811	324,435

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENT OF CASH FLOWS
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	(29,060)	(2,745)	(29,060)	(2,745)
Minority interest	-	-	571	(10)
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	36,071	17,961	49,583	20,826
Disposal of permanent assets	11	4	33,089	307
Equity in losses of subsidiaries	(671)	(2,214)	-	-
Goodwill amortization	31,285	17,589	31,285	17,589
Monetary and exchange variations	7,808	(17,980)	18,342	(16,810)
Provision for contingencies	415	415	(276)	415
Deferred income taxes	(17,250)	(738)	(26,413)	(1,159)
Allowance for recoverable VAT	1,316	1,316	1,316	1,636
Other	(218)	(7,011)	(213)	(6,625)
Changes in assets and liabilities:				
Decrease in trade account receivables	(33,044)	(101,944)	(76,489)	(121,904)
Decrease in inventories	30,577	(33,540)	27,445	(38,539)
Decrease in recoverable taxes	(4,578)	(16,816)	(25,072)	(18,674)
Increase in other current and long-term assets	7,361	624	(36,251)	3,378
Increase in trade accounts payable	(52,200)	(2,999)	(22,977)	(11,877)
Decrease in other current and long-term liabilities	(103,911)	(59,982)	(82,561)	(60,970)
Net cash from operating activities	(126,088)	(208,060)	(137,681)	(234,761)
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash collected on sale of equipment	110	73	129,517	72
Acquisitions, net of cash acquired (including goodwill)	3,224	(39)	(2,802)	(38)
Acquisition of minority interest	(1,792)	(30)	(1,792)	(30)
Additions to property, plant and equipment	(20,902)	(4,051)	(41,886)	(20,354)
Additions to deferred charges	(10,050)	(9,191)	(20,865)	(19,845)
Net cash from investing activities	(29,410)	(13,238)	62,172	(40,195)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of dividends	(4,310)	40	(6,206)	(1,857)
Borrowings	504,093	438,002	611,913	549,467
Repayments of loans	(478,549)	(385,768)	(521,089)	(448,061)
Net cash from financing activities	21,234	52,274	84,618	99,549
EFFECT OF INVESTMENT FROM SUBSIDIARY	-	-	(4,667)	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(134,264)	(169,024)	4,442	(175,407)
Cash and cash equivalents at beginning of period	183,495	183,495	215,729	215,729
Cash and cash equivalents at end of period	49,231	14,471	220,171	40,322

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2006	4- 03/31/2006
1	TOTAL ASSETS	3,193,503	3,282,798
1.01	CURRENT ASSETS	859,630	882,714
1.01.01	CASH AND CASH EQUIVALENTS	220,171	40,322
1.01.01.01	CASH AND BANK ACCOUNTS	40,565	13,745
1.01.01.02	TEMPORARY CASH INVESTMENTS	179,606	26,577
1.01.02	CREDITS	384,373	504,902
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	216,366	323,425
1.01.02.02	RECOVERABLE TAXES	61,835	85,701
1.01.02.03	DEFERRED INCOME TAXES	2,063	19,899
1.01.02.04	OTHER CREDITS	100,817	74,607
1.01.02.05	RELATED PARTIES	3,292	1,270
1.01.03	INVENTORIES	248,923	332,517
1.01.04	OTHER	6,163	4,973
1.01.04.01	PREPAID EXPENSES	6,163	4,973
1.02	NONCURRENT ASSETS	294,636	236,050
1.02.01	MISCELLANEOUS CREDITS	294,636	236,050
1.02.01.01	RECOVERABLE TAXES	133,131	141,182
1.02.01.02	DEFERRED INCOME TAXES	84,502	45,647
1.02.01.03	JUDICIAL DEPOSITS	1,013	2,783
1.02.01.04	TRADE ACCOUNTS RECEIVABLE	9,381	16,396
1.02.01.05	OTHER CREDITS	66,609	30,042
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	0
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	2,039,237	2,164,034
1.03.01	INVESTMENTS	35,811	71,088
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	35,811	71,088
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,365,525	1,432,688
1.03.03	DEFERRED CHARGES	637,901	660,258

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 06/30/2006	3- 03/31/2006
2	TOTAL LIABILITIES	3,193,503	3,282,798
2.01	CURRENT LIABILITIES	477,769	623,225
2.01.01	LOANS	224,531	305,110
2.01.02	DEBENTURES	379	1,829
2.01.03	SUPPLIERS	144,342	196,910
2.01.04	TAXES AND CONTRIBUTIONS	19,243	20,817
2.01.05	DIVIDENDS PAYABLE	80	5,634
2.01.06	PROVISIONS	159	35,289
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	159	159
2.01.06.02	OTHERS	0	35,130
2.01.07	DEBT WITH RELATED COMPANIES	0	0
2.01.08	OTHER	89,035	57,636
2.01.08.01	SALARIES AND PAYROLL TAXES	12,382	10,911
2.01.08.02	ACCOUNTS PAYABLE	43,954	389
2.01.08.03	ADVANCES FROM CUSTOMERS	7,759	21,278
2.01.08.04	OBLIGATION FROM SECURITIZATION FUND	24,940	25,058
2.02	LONG TERM LIABILITIES	1,734,469	1,649,298
2.02.01	LOANS	1,560,306	1,505,461
2.02.02	DEBENTURES	32,191	32,191
2.02.03	PROVISIONS	12,216	14,432
2.02.03.01	CONTINGENCIES	12,216	14,432
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	129,756	97,214
2.02.05.01	DEFERRED INCOME TAXES	1,395	1,404
2.02.05.02	PENSION PLAN	0	0
2.02.05.03	ACCOUNTS PAYABLE	14,924	26,075
2.02.05.04	TAXES PAYABLE	73,503	56,398
2.02.05.05	SUPPLIERS	39,934	13,337
2.03	DEFERRED INCOME	43,520	44,419
2.04	MINORITY INTEREST	251	2,047
2.05	SHAREHOLDERS' EQUITY	937,494	963,809
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID, /AFFIL, COMPANIES	0	0
2.05.04	PROFIT RESERVES	140,271	140,271
2.05.04.01	LEGAL RESERVE	10,207	10,207
2.05.04.02	STATUTORY RESERVE	130,064	130,064
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	(29,060)	(2,745)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 04/01/2006 TO 06/30/2006	4- FROM 01/01/2006 TO 06/30/2006	5- FROM 04/01/2005 TO 06/30/2005	6- FROM 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE (SALES AND SERVICES)	763,050	1,504,921	540,538	1,055,598
3.02	DEDUCTIONS OF GROSS REVENUE	(170,399)	(340,756)	(120,809)	(235,569)
3.03	NET REVENUE (SALES AND SERVICES)	592,651	1,164,165	419,729	820,029
3.04	COST OF GOODS AND SERVICES SOLD	(548,728)	(1,058,549)	(365,218)	(681,979)
3.05	GROSS PROFIT	43,923	105,616	54,511	138,050
3.06	OPERATING EXPENSES/REVENUES	(108,627)	(173,017)	(29,398)	(78,714)
3.06.01	SELLING EXPENSES	(44,691)	(86,352)	(25,480)	(51,394)
3.06.02	GENERAL AND ADMINISTRATIVE	(20,798)	(41,609)	(14,778)	(28,856)
3.06.03	FINANCIAL	(36,690)	(21,398)	10,051	2,195
3.06.03.01	INTEREST INCOME	47,795	59,216	4,609	10,315
3.06.03.02	INTEREST EXPENSE	(84,485)	(80,614)	5,442	(8,120)
3.06.04	OTHER OPERATING REVENUES	8,780	9,433	598	598
3.06.05	OTHER OPERATING EXPENSES	(15,228)	(33,091)	211	(1,257)
3.06.05.01	GOODWILL AMORTIZATION	(14,860)	(32,449)	(628)	(1,257)
3.06.05.02	OTHERS	(368)	(642)	839	0
3.06.06	EQUITY PICK UP FROM INVESTEES	0	0	0	0
3.07	OPERATING INCOME	(64,704)	(67,401)	25,113	59,336
3.08	NON OPERATING RESULT	14,367	13,527	(3,416)	(2,803)
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	14,367	13,527	(3,416)	(2,803)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(50,337)	(53,874)	21,697	56,533
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	1	(977)	(3,634)	(10,897)
3.11	DEFERRED INCOME TAX	24,599	26,362	(3,483)	(3,915)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(579)	(571)	(162)	(261)
3.15	NET INCOME/LOSS FOR THE PERIOD	(26,316)	(29,060)	14,418	41,460
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	226,695	226,695
	INCOME PER SHARE	0	0	0,06360	0,18289
	LOSS PER SHARE	(0,11609)	(0,12819)	0	0



SUZANO
PETROQUÍMICA

Suzano Petroquímica Announces 1Q06 Results

Recovery in the domestic market and a 13.0% growth in local sales versus 1Q05

Conference call in Portuguese: 05.17.06 at 9:30 am US EST

Conference call in English: 05.17.06 at 11:00 am US EST

Investor Relations Department:+ 55 11 3345-5827/5856/588

São Paulo, May 10, 2006 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controller shareholder in relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., announces today its earnings results for the first quarter 2006 (1Q06).

Special Features of this Earnings Results:

With the assumption of Polibrasil's control on September 1, 2005, and its subsequent incorporation by Suzano Petroquímica on November 30, since 3Q05 the Company decided to release its earnings results in a *pro forma* basis, in order to allow a better analysis of the business now held by Suzano Petroquímica and to insure a better comparison with previous periods and future results estimates. Therefore, operating and financial information, except where otherwise stated, is presented in a *pro forma* basis, considering full ownership (100%) of Polibrasil for all analyzed periods, and in Reais. Standard accounting data is available at the Brazilian Securities and Exchange Comission (CVM).

(1) Suzano Petroquímica Parent Company *pro forma* analysis fully reflects the performance of the polypropylene business previously conducted by Polibrasil that is currently conducted by the Company, besides the activities that were already executed by the Company in the past (monitoring the Company's share in its joint controlled companies).

(2) Suzano Petroquímica Consolidated *pro forma* analysis takes into consideration the Parent Company as described in item (1) consolidating proportionally the share held by the Company in the joint controlled companies Petroflex (20.12%), Politeno (34.99%) and Riopol (33.33%). As Politeno's sale took place in April 4th, 2006, its results regarding 1Q06 were consolidated on a regular basis, but the percentage used for this joint controlled company's consolidation is different from the Company's share because the preferred "Class B" shares are granted with a fixed annual dividend of 6% of the share's book value. Riopol's results will only be consolidated as of 2Q06 as the conclusion of the pre-operating stage only took place on March 31, 2006. The performance analysis of the companies where Suzano Petroquímica holds a joint control is disclosed at the Suzano Petroquímica Consolidated section.

(3) Until September 1, Polibrasil's financial statements reflected the results of the polypropylene compounding business, which on that date were transferred to Basell. In order to allow adjustments in past periods and improve comparison with the estimates, we indicate that the last 3 years polypropylene compounding business represented approximately 5% of Polibrasil's total sales volume, while net revenues arising from these sales were equivalent, in average, to 8% of Polibrasil's total net revenue.

All comparisons in this release refer to the same quarter of 2005 (1Q05), except otherwise stated.

SZPQ4 NÍVEL 2 BOVESPA BRASIL

Latibex

itag Índice de Ações com Tag Along Diferenciado

IGC

IBrX ÍNDICE BRASIL







Highlights of the quarter

Suzano Petroquímica accomplishes the first IFC disbursement

After signing a long term financing contract with the *International Finance Corporation* – IFC in December 2005, in January the Company received the first disbursement in the amount of US$ 160 million, which proceeds were fully directed to the settlement of the Promissory Notes issued in order to pay Basell, on September 1st, for Polibrasil's acquisition. As a result, a significant change in the Company's debt profile occurred. For more information see the "Financial Result and Debt" section.

Suzano Petroquímica is granted with the Embanews 2006 award

The Company won the 2006 Embanews Award in the Corporate Research category thanks to its original packages for the Polibrasil Footwear Collection. This award was granted for the first time in 1992 by the Embanews Magazine and is meant for companies which design innovative packages. The Corporate Research category evaluates criteria such as innovation, ease of implementation, suitability, ingenuity, safety and community benefits.

Suzano Petroquímica introduces the principle of rotation for market maker

Within Suzano Group's strategy of introducing the principle of rotation among market maker players for the shares issued by the Group's companies, with the expiration of Suzano Petroquímica's contract with Ágora Senior on February 28, 2006, Pactual Corretora started to act as market maker for the Company's preferred shares on March 1st, 2006.

Riopol takes the control of its industrial facility operations

On March 31st, the transfer of custody and responsibility for the industrial facility's operations from the construction consortium to Riopol occurred, after the conclusion of the performance and reliability tests, led by Riopol's operational team and coordinated by the construction consortium and the IT licensed, in order to insure the unit's hired performance. By that, Riopol concluded its pre-operating stage, and its results will take part of the Suzano Petroquímica Consolidated Results as of 2Q06, proportionally to the share held by the Company at Riopol.

Sale of the share in Politeno and exchange of Polipar's shares

On a Relevant Fact dated April 4, 2006, Suzano Petroquímica announced to the market that on that date it had sold to Braskem its share in Politeno, together with the other joint controlling shareholders Sumitomo and Itochu. In addition, the operation included an exchange of the shares issued by Norquisa, held by its controlled company Polipropileno Participações, for shares issued by Braskem held by Odebrecht, Braskem's controller.

As a result of this sale, SPQ Investimentos e Participações, a company controlled by Suzano Petroquímica and until that date a shareholder of Politeno, received from Braskem, in Reais, the amount equivalent to US$ 60.6 million, and Polipropileno Participações received 2,129,324 preferred shares issued by Braskem (BRKM5) from Odebrecht, delivering in exchange 75,669,544 shares issued by Norquisa.

The payment of US$ 60.6 million for Suzano Petroquímica's share in Politeno corresponded to a down payment, as the final value of the sale will be calculated pursuant to a linear formula that will measure the company's value after 18 months as a unique function of the domestic market spread, in other words, the difference between Politeno's polyethylene sale price and ethylene sale price in Brazil. The parametric equation that will calculate Politeno's value in the future is as follows:

Politeno's value [in US$ million] = 0.9175 x domestic market Spread [in US$/t] - 34.1

Considering the historical polyethylene spreads recorded in Brazil and the current level of domestic spreads, there is a strong possibility that Suzano Petroquímica will receive a second payment regarding the sale of Politeno. The chart simulates the payment/reception of a second payment at the end of the 18-month period according to several spreads possibilities.


1st Installment
149
168
186
204
225
241
260
278
296
315
333
351
370
Politeno Total Value² (100%)
(US$ million)

... 200	220	240	260	282	300	320	340	360	380	400	420	440 ...	
... (76)	(57)	(39)	(21)	0	16	35	53	71	90	108	126	145 ...	Potential 2nd installment (US$ MM)
... (26)	(20)	(13)	(7)	0	6	12	18	24	30	37	43	49 ...	Potential Cash SZPQ (US$ MM)

As already explained, the final result of the transaction in the Company's financial statements will only be known at the end of 18 months, following the previously presented equation which has as a variable the polyethylene spread in the domestic market. The value received as a signal by Suzano Petroquímica for its share in Politeno, US$ 60.6 million, points to an initial value of the asset Politeno of US$ 225 million which, using the formula, shows a domestic market spread of US$ 282/t, quite lower than the historical spread levels and the spreads currently observed in the domestic market.

SUZANO PETROQUÍMICA PARENT COMPANY

Industry and Economic Outlook

After a weak performance of the thermoplastic resins market in 2005, we noticed a recovery scenario for the domestic demand during 1Q06, led by the Brazilian interest rate decrease trend and consequent expansion in credit, besides the maintenance of the inflation at very comfortable levels. On the other hand, part of this growth in thermoplastic resins domestic consumption was captured by imports, which benefit from an appreciated Brazilian currency.

Shopping recovery in 1Q06 was focused not only in converters inventories build up, but mostly in attending market's needs led by a heated Brazilian industrial activity, which is currently going on, as indicated by recently disclosed Brazilian economic indexes.

Brazilian consumption of thermoplastic resins in 1Q06 recorded a 13.0% growth in comparison to 4Q05, and total thermoplastic resins imports grew by 18.9% in comparison to the same period of the previous year, according to Abiquim/Coplast estimates. This increase in thermoplastic resins imports, despite benefiting from current exchange rate levels, is another sign of domestic demand recovery in comparison to the end of 2005, as thermoplastic resins import volume in 1Q06 was practically stable in comparison to 1Q05. Thermoplastic resins export volume in 1Q06 grew by 9.5% versus the previous quarter, but recorded a 4.8% drop in comparison to 1Q05, once in the same period of 2005 there was a greater exporting effort, due to the weak domestic market scenario.

Also according to Abiquim/Coplast data, Brazilian polypropylene consumption grew by 13.9% in 1Q06 versus the previous quarter, while polypropylene imports recorded a slight 7.2% increase between these periods, as the import level of the resin had already recorded significant growth along the previous year as a result, mainly, of the appreciation of Real in 2005 and 2006. To face the polypropylene domestic demand recovery, part of the local resins producers' sales, which had been redirected to the export market in 4Q05, returned to the domestic market this quarter, with a consequent 13.3% decrease in polypropylene exports in 1Q06.

Brent oil average price in the quarter stood at US$ 62.00, a level 29.7% higher than the average recorded in 1Q05, deeply impacting the petrochemical industry's cost structure. This increased level of raw material prices, which are very pegged to international prices in US dollars, together with a scenario of appreciated local currency, which limits the sale price in Reais of petrochemical products, is deeply harmful to the profitability of Brazilian petrochemical players.

Production


In thousand tons
+ 4.8%
125
138
1Q05
4Q05

Suzano Petroquímica's production of polypropylene in 1Q06 reached 144.4 thousand tons, corresponding to a 92.4% average use of its installed production capacity. 1Q06's production was 4.8% higher than the production recorded in the previous quarter due to a maintenance stoppage in the Camaçari unit in December 2005. When comparing to 1Q05, 1Q06's production increased by 15.8%, mainly due to a lower production, in 1Q05, in the Camaçari and Mauá units as a result of programmed stoppages at these units and also at the Refinaria de Capuava (Recap), a raw material supplier of the Mauá site. It is worth mentioning that in 1Q05 there was also the effect of the polypropylene compound production, sold to Basell in September 2005. The Company ended the quarter with inventories of finished products at levels that are superior to normal, aiming at preparing itself for two programmed stoppages, one at Duque unit, in May, and another at Mauá Unit, which shall occur in June.


Installed Capacity use (%)
76.7%
88.2%
92.4%
1Q05
4Q05
1Q06

Sales


In thousand tons
+4.0%
110
127
132
16
27
25
95
100
107
6.9%
+7.0
1Q05
4Q05
1Q06
Domestic Sales
Exports

Total polypropylene sales volume in 1Q06 amounted to 132.2 thousand tons, volume 20.0% and 4.0% above the volume recorded in 1Q05 and 4Q05, respectively. In the period, polypropylene sales in the domestic market totaled 106.8 thousand tons 13.0% and 7.0% above domestic sales in the same period of the previous year and in 4Q05, respectively. Domestic sales recovery was partially focused on attending converters inventories build up, but was mostly focused on supplying the demand recovery, especially at food, consumption goods and electronic sectors.

Exports in the quarter totaled 25.4 thousand tons, corresponding to a 6.9% drop in comparison to the previous quarter, but a 62.2% growth in comparison to the same period of 2005. To attend a higher demand in 1Q06 from the domestic market, part of the exports were directed to the domestic market. South America represented the main destination of the Company's exports, with a 44% share in total exports. Compared to 4Q05, there was a significant reduction in the volume exported to Asia and an increase in sales to Europe.


Exports Destination 1Q06
Middle East 15%
Asia 4%
Europe 7%
South America 44%

Net Operating Revenue


Exports
Domestic Sales
In R$ million
48
59
56
105
49
64
87
74
63
291
392
434
428
355
403
435
336
349
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

Net operating revenue from the domestic market reached R$ 349.3 million in the quarter, 4.0% higher than in 4Q05, as despite the 7.0% increase in domestic sales between the periods, unitary net revenue from the domestic market in Reais dropped by 2.8%. However, it is worth mentioning that, given the strong connection between local prices and international polypropylene pricing in US dollars, and the exchange rate appreciation of about 4.1% between 4Q05

and 1Q06, unitary net revenues from the domestic market recorded a 1.3% growth in US dollars.

At the same time, exports revenue in 1Q06, of R$ 63.4 million, recorded a 14.6% drop in comparison to 4Q05. Export volume dropped only 6.9% between the periods and unitary net revenue from exports, when denominated in Reais, dropped by 8.3%; when denominated in US dollars, unitary net operating revenue from exports dropped 4.4%.

Therefore, Suzano Petroquímica Parent Company's net operating revenue in 1Q06 reached R$ 412.6 million, in line with the revenue recorded in 4Q05 due to a total sales volume 4.0% above the previous quarter, which neutralized the effect of an unitary net operating revenue denominated in Reais 3.3% lower. When denominated in US dollars, the Company's unitary net revenue in 1Q06 was 0.8% higher than 4Q05.

Cost of Goods Sold (COGS)

COGS distribution (%)


Main input
78%
Other inputs
8%
Labor
3%
Energy
1%
Others
6%
Depreciation
4%

Cost of goods sold (COGS) in the quarter was R$ 371.2 million, 10.8% above the same period of 2005, due to sales volume 20.0% higher. Unitary total COGS was 7.6% below 1Q05 mainly due to lower propylene cost in Reais. In comparison to 4Q05, COGS grew by 6.2% due to a sales volume 4.0% higher and a 2.1% increase in unitary COGS, resulting mostly from the inventories build up carried out in the previous quarter at costs relatively higher, that now have been sold, being part of the result.

SG&A Expenses

Selling, general and administrative expenses regarding the polypropylene business reached R$ 46.7 million in the quarter, 8.3% below 4Q05 and 14.0% higher than in the same period of the previous year. In comparison to 1Q05, the 14.0% raise in SG&A is basically due to the 20% higher volume of sales this quarter.

EBITDA

EBITDA (R$ million) and EBITDA margin (%) – Parent Company *Pro Forma*


19.0%
15.1%
16.5%
20.1%
12.6%
6.0%
8.5%
8.1%
3.1%
64.2
67.9
81.2
107.0
50.9
28.0
44.3
33.3
12.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

Suzano Petroquímica Parent Company's EBITDA reached R$ 12.7 million in 1Q06, 61.9% below 4Q05 mostly due to a gross income 31.5% lower in this quarter.

When comparing to 1Q05, one can notice a 75.0% drop in EBITDA, once gross income in 1Q06 decreased 39.8% and operating expenses grew 32.0% between the periods.

EBITDA margin was 3.1% in the quarter, 5 b.p. below 4Q05 and 9.5 b.p. below that of 1Q05.

The quarter's EBITDA is impacted by non-recurrent expenses in the amount of R$ 4.3 million, what would elevate the EBITDA to R$ 17.0 million and EBITDA Margin in 1Q06 to 4.1%.

Financial Result and Debt

The Company concluded, in the quarter, the debt restructuring started in 2005. On January 26th, the first lot of the IFC financing was disbursed, in the amount of US$ 160.0 million. With these proceeds, the remaining Promissory Notes issued by the Company for financing Polibrasil's acquisition was settled. In addition, as a complement to the funding for the ongoing projects, the approximately R$ 93.0 million financing was approved at a BNDES Executive Board Meeting and is expected to be disbursed during 2Q06.

Besides this settlement, the Company pre paid a R$ 6.4 million debt with BNDES, as to release Politeno's shares that were this debt's guarantee in order to accomplish their sale to Braskem, as disclosed in Relevant Notice dated 04.04.06. An export pre payment between the Company and Banco Itaú in the amount US$ 5.2 million (corresponding to R$ 11.5 million) was also liquidated in advance.

Due to the need of cash in the short run, the Company funded (i) US$15.1 million (in 3 lots) with Banco Itaú BBA through an operation involving double index structures and a maximum term of 220 days and (ii) US$21.0 million as Trade Finance with a maximum term of 300 days, out of which US$ 15.0 million with Banco do Brasil and US$ 6.0 million with Banco Bradesco.

On March 31, 2006, Suzano Petroquímica's gross debt was R$ 1,177.4 million, compared to the R$1,175.6 million recorded on December 31, 2005. The Company's net debt on March 31, 2006 was R$ 1,187.5 million, 8.8% above net debt on December 31, 2005, due to the lower cash position recorded in March 31, 2006.

Total Indebtedness (R$ million) and exposure per currency (%)


1,175.6
1,177.4
49.2%
50.8%
78.8%
21.2%
4Q05
1Q06
R$
US$

Exposure per term (%)


41.5%
58.5%
84.6%
15.4%
4Q05
1Q06
Short Term
Long Term

Exposure per index (%)


48%
32%
17%
41%
4Q05
1Q06
TJLP
US$ FIXED
TR
US$ LIBOR
CI

In 1Q06, Suzano Petroquímica Parent Company's financial result was a positive R$ 17.9 million, mainly due to the favorable impact of the exchange variation over the Company's debt denominated in foreign currency, of R$ 49.0 million. The higher financial expenses in the quarter resulted from the commission payment regarding the financial restructuring carried out in the second half of 2005.

Net Debt / EBITDA

According to the Parent Company's pro forma Financial Statements, Net Debt /(EBITDA+Dividends) ratio was 6.85 in March 31, 2006, against 4.67 in December 31, 2005. This ratio was doubly affected by in 1Q06: (1) the higher net debt recorded in the quarter, due to the lower cash position versus the end of 2005, which caused the increase in the Company's net debt, even with a fairly stable total indebtedness in both periods; (2) a lower EBITDA in 1Q06 versus 1Q05, as for 1Q06 the accumulated EBITDA of the last twelve months was used for calculation. Taking into account the additional cash received for Politeno's sale, in Reais equivalent to US$ 60.6 million, and Braskem shares received by Polipropileno Participações, Net Debt/(EBITDA + Dividends) ratio falls to 5.84.

Net Debt / (EBITDA+Dividends)
Parent Company *Pro Forma*


20.74
4.67
6.85
12.31.05
03.31.06
03.31.06 with Politeno cash

Debt Amortization Schedule (US$ million)


67
7
26
48
48
62
71
53
20
44
64
12
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Debt amortization schedule, including funding and pre payment activities in 1Q06, resulted in an average maturity of 5.73 years on March 31, 2006. The average debt cost, on the other hand, remained stable in comparison to 4Q05, at US$+6.55% *p.a.*.

Net Income/Loss

In 1Q06, Suzano Petroquímica's registered R$ 6.3 million net loss, impacted by the 39.8% fall in gross profit YoY and also by the R$ 17 million goodwill amortization resulting from the acquisition of Polibrasil.

Capex

Capex in R$ thousand


5,894
5,334
1Q05
1Q06

In 1Q06 the Company invested R$ 5.3 million in capex, focused on the polypropylene expansion projects and environmental, product quality and production processes improvements.

The Company's investment projects currently on going are: (1) the 150 thousand tons/year expansion project for polypropylene production in the Mauá unit (SP), which will be accomplished in 2 stages (60 thousand tons/year in 2Q06 and 90 thousand tons/year in 2Q08); (2) the 100 thousand tons/year expansion project for polypropylene production in the Duque de Caxias unit (RJ) in 2Q07; (3) the construction of a marine terminal in Duque de Caxias for receiving the unit's propylene. The total budget for these projects amounts of approximately US$ 95.0 million, distributed as follows:

US$ million	2005	2006	2007	2008	Total
Capex Projects	2.0	52.6	26.6	13.8	95.0

Within the Company's expansion project, which foresees a US$ 52.6 million investment in 2006, despite the fact that the amount invested in 1Q06 seems to be small in contrast to the expected amount for the year, all projects are on schedule.

The projects mentioned above already hold defined investment sources, and will be financed by the *International Finance Corporation*-IFC (US$ 40 million) and BNDES.

Capital Markets

Suzano Petroquímica's shares average daily trading volume at Bovespa was R$ 2.6 million in the quarter, in line with the traded volume recorded in 4Q05 and 16.4% below the volume recorded in 1Q05, being worth mentioning that the 1Q05 was the first quarter after Suzano Petroquímica's IPO on December 2004, still reflecting some euphoria resulting from the market's positive outlook for the petrochemical sector at that time, which did not occur.


Average Financial Volume
SZPQ4 (R$ '000/day)
3,137
2,579
2,624
1Q05
4Q05
1Q06


Performance SZPQ4 vs. Ibovespa
FBI jan 2004 = 100
171
135
124
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
Suzano Petroquímica
Ibov
Petrochemical Sector

Suzano Petroquímica's preferred share traded at Bovespa ended the quarter priced at R$ 3.98/share, a 16.3% depreciation in the quarter. However, since January 2004, Suzano Petroquímica's share recorded a 35.4% appreciation, versus a 70.7% appreciation of the Ibovespa at the same period and a 23.7% average appreciation of the petrochemical industry index, pointing that Suzano Petroquímica had a better performance than the average of the sector during the period.

Social Environmental Responsibility and Sustainable Development

Suzano Petroquímica completed 6 years with no cases of occupational disease, mostly due to prevention programs internally developed by the Company, which guarantee a healthy work environment. Every occupational risk is monitored and stand below the limits settled by the Brazilian legislation.

An emergency drill took place at the Mauá unit (SP) in order to promote the training of the community to act in the case of an emergency. Considering the community around the unit (residences and schools), employees, outsourced and employees of other companies located at the same neighborhood, the drill had the participation of 1,700 people, and was supported by the São Paulo, Mauá and Santo André Public Defense, the Fire Department of the ABC region, the Mutual Aid Plan (PAM) of the companies located at that Industrial Pole, the Traffic Engineering Services (SET) and the Military Police Department. The drill was successfully concluded, achieving the goal of training people in the surroundings of Mauá unit.

Regarding the Company's activities related to the environment, during the quarter all initiatives for complying with the World Bank's standards for effluent release were concluded.

In 1Q06 the 5th Contest Reading is Necessary took place, in partnership with the Ecofuturo Institute, for children and youngsters between the ages of 7 and 14, students of public anf private schools, with the

objective of stimulating and valuing creativity trough writing, revealing that writing is a way of sharing ideas, histories and adventures, bringing youngsters closer to books. The 5th edition of the contest had the participation of 5,853 schools, more than 400,000 children and youngsters and 21,000 papers being evaluated.

Also in partnership with the Ecofuturo Institute, Suzano Petroquímica opened, on January 2066, in Camaçari, its second Community Library Reading is Necessary (the first is located at Mauá), with 2,500 books. This initiative seeks the democratization of the access to books, to reading and writing, introducing literature in the life of communities.

Together with APOLP (The Association of the Industries of the Petrochemical Pole of ABC), we promoted, in the cities of Mauá, Rio Grande da Serra and São Paulo, the "Pole Gives Life 2006", offering services as eye doctors, physicians, cardiologists, measuring blood pressure, blood sugar, cholesterol , dental services, professional orientation and several lectures. The program has the focus of improving the quality of life of needy communities of the surroundings of São Paulo Petrochemical Pole.

Guidance for the propylene business

The petrochemical industry has been facing an adverse scenario since the beginning of 2005, which became a great challenge for the sector's players. The second generation players of the petrochemical chain have been suffering with the raw material elevated prices, due to the oil price increase, and also to the Real appreciation, which punishes the competitiveness of Brazilian exports and favors the entrance of imported products, aggravating the competition in the domestic market, many times in a prejudicial manner.

Despite this unfavorable scenario in the short run, the positive fundamentals for the Brazilian petrochemical sector remain unchanged for the medium/long run. The expected Brazilian economic growth, together with a higher population income and the expansion of credit to Individuals, reinforces the possibility of a plastic consumption increase in the country, therefore a favorable domestic market for the petrochemical sector. Moreover, many international projects, which were a great threat for the balance between supply and demand of petrochemical products worldwide, are late or, in some cases, even suspended, therefore reducing market pressure in the long run.

Recent Events

Suzano Petroquímica is granted with The São Paulo Award for Management Quality (*Prêmio Paulista da Qualidade em Gestão*)

On April 24, 2006, at a ceremony promoted by The São Paulo Institute of Management Excellency (*IPEG - Instituto Paulista de Excelência da Gestão*), with the participation of representatives of the State Government, the Company was granted with the **The São Paulo Award for Management Quality**, acknowledging the Company for being awarded with the National Quality Award 2005.

Suzano Petroquímica is granted with the Abiplast Design Award

Suzano Petroquímica was the winner of the Abiplast Design Award 2005, at the "Industry" category, with the collection of polypropylene packages "Polibrasil Calçados". At its first edition, the award was an initiative from the Plastic Industry Brazilian Association (Abiplast) and the Plastic Resins Industry Labor Union (Siresp), supported by the sector's productive chain, focusing on stimulating the imagination and technological innovation of plastic producers through design, contributing for the competitiveness of the Brazilian product. The award ceremony took place on April 17, 2006.

Suzano Petroquímica promotes the 3rd Suppliers Meeting

On April 11, 2006, Suzano Petroquímica promoted the 3rd Annual Suppliers Meeting, awarding those who rendered the best quality services in 2005. The suppliers are evaluated on a monthly basis and the results are shared with each supplier in order to improve its quality service and the relationship between the parties. In 2005, the two suppliers awarded were Jolivan transporter and the Capuava Refinery (Recap), raw material supplier for the Mauá unit. At the event, lectures on the Company's vision and strategy took place, so that suppliers could get to know the Company better.

The event is in line with the sustainability concept pursued by Suzano Petroquímica, aiming at contributing for the development of the productive chain of which the Company participates.

Suzano Petroquímica concludes the process of maintaining the ISO and OHSAS certifications

In April, Suzano Petroquímica went through the audit process for maintaining its certifications, ran by DNV, comprising the ISO 9001, ISO 14001 and OHSAS 18001 rules for all units. The auditing was successfully concluded.

SUZANO PETROQUÍMICA CONSOLIDATED

Summary of the *Pro Forma* Consolidated Results

Consolidated highlights (R$ million)	1Q06	1Q05	Δ% 1Q06/1Q05	4Q05	Δ% 1Q06/4Q05
Net Revenue	571.5	602.2	(5.1)	573.4	(0.3)
Gross Income	61.7	117.9	(47.7)	86.3	(28.5)
Gross Margin	*10.8%*	*19.6%*	*-8.8 b.p.*	*15.1%*	*-4.3 b.p.*
Ebitda	20.4	84.7	(75.9)	45.3	(55.0)
Ebitda Margin	*3.6%*	*14.1%*	*-10.5 b.p.*	*7.9%*	*-4.3 b.p.*

Production (000 t)	1Q06	1Q05	Δ% 1Q06/1Q05	4Q05	Δ% 1Q06/4Q05
Politeno	85.3	84.2	1.3	88.3	(3.4)
Petroflex	75.8	90.8	(16.5)	81.8	(7.3)
Riopol[1]	67.7	-	-	10.5	

1- Regarding pre-operating stage

Sales (000 t)	1Q06	1Q05	Δ% 1Q06/1Q05	4Q05	Δ% 1Q06/4Q05
Politeno	86.4	85.9	0.6	82.5	4.7
DM	67.3	68.6	(1.9)	64.3	4.7
EM	19.1	17.3	10.4	18.2	4.9
Petroflex	79.2	83.1	(4.7)	81.9	(3.3)
DM	50.2	53.2	(5.6)	48.8	2.9
EM	29.0	29.9	(3.0)	33.1	(12.4)
Riopol[1,2]	53.9	12.0	349.2	7.0	670.0
DM	45.1	12.0	275.8	4.6	880.4
EM	8.8	-	-	2.4	266.7

1 – Regarding pre-operating stage.

2 – 1Q05 sales regards only pre-marketing activities (not considering own resin production sales). Sales volume in 4Q05 includes 290 tons regarding pre-marketing, concluding this stage, being the remaining amount own resin production sales. Sales recorded in 1Q06 are fully from Riopol's own resins production.

Riopol

In 1Q06 Riopol produced 67.7 thousand tons of polyethylene, corresponding to 50.1% of its total installed capacity of 540 thousand tons/year of polyethylene. Riopol sold 45.1 thousand tons to the domestic market and exported 8.8 thousand tons.

It is worth mentioning that during 1Q06, Riopol was still in its pre-operating stage, which was concluded on March, 31 when the tests of performance and reliability ended and the transfer of custody and responsibility for the industrial facility's operations from the construction consortium to Riopol's team was accomplished. As from this date, with the facility being operated by Riopol, the company started its operating stage and its results will be consolidated at the Company's Consolidated Results as from 2Q06.

Therefore, the results from polyethylene sales in 1Q06 were booked at the Company's deferred assets, not generating any results this quarter. Riopol's results that had been booked until 2005 regarded the company's pre-marketing activities, which were concluded in 2005.

Politeno

Polyethylene domestic consumption grew by 7.2% in 1Q06 compared to the same period of the previous year, imports being 10.6% higher, benefiting from the appreciation of the Real, considering that polyethylene exports dropped 5.9% in 1Q06 versus 1Q05, in order to face a higher demand in 1Q06, which was weaker in 1Q05, stimulating exports.

Politeno's production in 1Q06 was 85.3 thousand tons, 1.3% above the same period of the previous year, as a result of the units' higher productivity and lower maintenance stoppages periods. Politeno's average operating rate in the quarter was 94.8%, versus an operating rate of 93.6% in 1Q05.

The company recorded total sales volume of 86.4 thousand tons of polyethylene in the quarter, in line with 1Q05 sales. From this total sales volume, 67.3 thousand tons were directed to the domestic market, 1.9% lower than in 1Q05. In order to reduce finished products inventories, exports reached 19.1 thousand tons in the quarter, 10.4% above 1Q05.

Petroflex

In the quarter, the domestic demand for synthetic elastomers (SBR and BR) recorded a 0.6% drop versus 1Q05, being noticed, however, an 8.7% increase in Brazilian imports of SBR and BR between the periods, benefited from a stronger Real, which also negatively impacted Brazilian exports in the period, which recorded a 7.9% drop in 1Q06 against 1Q05.

Petroflex produced 75.8 thousand tons of synthetic elastomers in the quarter, volume 16.5% lower than in 1Q05, corresponding to a 73.8% average operating rate. The company's reduced its production in order to be aligned with the market Outlook for the period: lower domestic demand, import growth and export competitiveness decrease.

The company recorded a sales volume of 79.2 thousand tons in the quarter, down by 4.7% compared to the same period of 2005. Domestic sales of 50.2 thousand tons recorded a 5.6% decrease in comparison to the same period of 2005, while exports recorded a 3.0% drop between the periods, totaling 29.0 thousand tons in 1Q06.

Net Operating Revenue

Consolidated net revenues reached R$ 571.5 million in the quarter, 5.1% lower than in 1Q05, mainly due to the lower unitary net operating revenue in Reais recorded in 1Q06, besides the lower sales volume by Petroflex and the non booking of Riopol's net operating revenue, as the revenue booked in 1Q05 regarded only the pre marketing activities, concluded in 2005.

Net Operating Revenue R$ million	1Q06	1Q05	Δ (%)	4Q05	Δ (%)
Suzano Petroquímica Parent Company	**412.6**	**403.8**	**2.2**	**410.0**	**0.6**
Politeno[1]	96.8	108.0	(10.4)	96.7	(0.1)
Petroflex[1]	62.1	76.0	(18.3)	66.7	(7.0)
Riopol[1]	-	14.4	-	(0.07)	-
Suzano Petroquímica Consolidated[2]	**571.5**	**602.2**	**(5.1)**	**573.4**	**(0.3)**

1 – Suzano Petroquímica share of 34.99% in Politeno, 20.12% in Petroflex and 33.33% in Riopol
2 – Pro forma consolidation, taking into consideration for all analyzed periods 100% share in Polibrasil, consolidated with Politeno, Petroflex and Riopol's shares.

- **Politeno:** Politeno's net operating revenue in the quarter reached R$ 276.7 million, 10.4% below 1Q05, due to unitary net revenue in Reais 10.8% lower in 1T06, slightly offset by a 0.6% higher sales volume in the period.
- **Petroflex:** Petroflex's net operating revenue in the quarter reached R$ 308.4 million, an 18.3% drop in comparison to the same period of the previous year, mostly due to a 14.3% lower unitary net revenue in Reais coupled with a 4.7% lower sales volume.

Cost of Goods Sold

Consolidated cost of goods sold (COGS) in the quarter was R$ 509.8 million, 5.3% above the same period of 2005, mostly explained by a larger contribution from the Parent Company, mainly due to the 20.0% increase in sales volume recorded in the quarter. The increase in petrochemical raw material prices in US dollars, due to the oil price increase, also negatively impacted the companies' costs. This effect was practically offset when denominated in Reais, due to the strong exchange appreciation recorded in the quarter.

Cost of Goods Sold R$ million	1Q06	1Q05	Δ (%)	4Q05	Δ (%)
Suzano Petroquímica Parent Company	**371.2**	**335.1**	**10.8**	**349.6**	**6.2**
Politeno[1]	82.5	81.9	0.7	79.5	3.8
Petroflex[1]	56.1	53.6	4.7	57.7	(2.8)
Riopol[1]	-	13.7	-	0.3	-
Suzano Petroquímica Consolidated[2]	**509.8**	**484.3**	**5.3**	**487.1**	**4.7**

1 – Suzano Petroquímica share of 34.99% in Politeno, 20.12% in Petroflex and 33.33% in Riopol
2 – Pro forma consolidation, taking into consideration for all analyzed periods 100% share in Polibrasil, consolidated with Politeno, Petroflex and Riopol's shares.

- **Politeno:** Politeno's COGS in the quarter was R$ 235.8 million, in line with the same period of the previous year, as the recorded sales volume was fairly stable between the periods and the increase in raw material prices in US dollars were offset by the Real appreciation, not generating a higher impact in costs denominated in Reais.

- **Petroflex:** Petroflex's COGS in the quarter was R$ 278.7 million, 4.7% above the COGS recorded in the same period of the previous year due to the increase in raw material prices, which contribution to COGS raise was expressive versus the combined effect of a 4.7% lower sales volume and the Real appreciation, which offset COGS increase in Reais.

SG&A Expenses

Consolidated selling, general and administrative expenses reached R$ 62.5 million in the quarter, 8.7% lower than in 4Q05 and 7.4% higher than in the same period of 2005.

- **Politeno:** Politeno's SG&A reached R$ 28.6 million in the quarter, an 8.1% increase in comparison to 1Q05, mostly as a result of higher selling and freight expenses resulting from the higher volume of exports recorded in the quarter.

- **Petroflex:** Petroflex's SG&A reached R$ 27.3 million in the quarter, 1.6% higher than in the same period of the previous year, reflecting mostly the effect of a greater volume of CPMF.

EBITDA

Suzano Petroquímica consolidated EBITDA reached R$ 20.4 million in the quarter, recording a 75.9% drop in comparison to 1Q05 mostly due to the decrease in the parent company and the controlled company's EBITDAs, all highly impacted by the combination of the raise in petrochemical input prices with currency appreciation, that reduces the competitiveness of exports, stimulates imports and limits the possibility of transferring the raise in costs to sale prices, once the reference prices in the international market, denominated in Dollars, generate low prices in Reais due to a lower exchange rate.

EBITDA (R$ million) and EBITDA Margin (%) – *Pro Forma* Consolidated


17,2%
14,7%
15,9%
18,1%
14,1%
7,1%
8,2%
7,9%
3,6%
82.3
92.3
110.3
129.6
84,7
46.3
56.5
45.3
20.4
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

EBITDA R$ million	1Q06	1Q05	Δ (%)	4Q05	Δ (%)
Suzano Petroquímica Parent Company	**12.7**	**50.9**	**(75.0)**	**33.3**	**(61.9)**
Politeno	18.3	51.2	(64.3)	23.0	(20.4)
Petroflex	10.7	84.1	(87.3)	22.0	(51.4)
Riopol	-	(1.6)	-	0.8	-
Suzano Petroquímica Consolidated[1]	**20.4**	**84.7**	**(75.9)**	**45.3**	**(55.0)**

1 - Pro forma consolidation, taking into consideration for all analyzed periods 100% share in Polibrasil, consolidated with Politeno, Petroflex and Riopol's shares.

- **Politeno:** Politeno's EBITDA in the quarter, R$ 18.3 million, recorded a 64.3% drop in comparison to 1Q05, due to a strong decrease in the company's operating margin. In the period, Politeno's gross income dropped 45.1% in comparison to the same period of the previous year, strongly impacting EBITDA in the quarter.

  Petroflex: Petroflex's EBITDA in the quarter, R$ 10.7 million, recorded an 87.3% drop in comparison to 1Q05, also due to a strong drop in operating margin. In the period, Petroflex's gross income recorded a 73.3% decline in comparison to 1Q05, and this was the main effect for this drop in the Company's EBITDA.

Financial Result and Debt

The Company's consolidated net financial result in the year was a positive R$ 15.3 million, mostly as a consequence of the Parent Company's financial result, benefited by the Real appreciation in the period.

The Company's consolidated gross debt (considering principal amount and interests) as of March 31, 2006 totaled R$ 1,810.6 million, in line with December 31, 2005. However, consolidated net debt as of March 31, 2006 totaled R$ 1,721.8 million, 11.3% above the amount recorded in December 31, 2005 mostly due to a lower cash position in the parent company this quarter.

Net Debt / EBITDA
Consolidated *Pro Forma*


10.50
9.51
6.67
12.31.05
03.31.06
03.31.06 with Politeno cash

Net Debt / EBITDA

As from the pro forma consolidated financial statements, the Net Debt /EBITDA ratio was 10.50 in March 31, 2006 versus 6.67 recorded in March 31, 2005. It is worth mentioning that this ratio considers Riopol's indebtedness without considering its cash generation, as the Company has only became a result generator from 2Q06 on. It is also worth mentioning that, taking into consideration the cash received from Politeno's sale and Braskem shares received from Polipropileno Participações at the same operation, the Company's consolidated cash position increases substantially, and the Net Debt/EBITDA ratio would drop to 9.51.

Net Income/Loss for the Period

In the consolidated, Suzano Petroquímica registered a net loss of R$ 6.3 million in 1Q06, impacted by the Parent Company and controlled companies' gross margin reduction, and also by the recurring effect of the R$ 17 million goodwill amortization resulting from the acquisition of Polibrasil.

Attachments

1. *Pro Forma* Balance Sheet – Parent Company and Consolidated
2. Pro Forma Financial Statements – Parent Company
3. Pro Forma Financial Statements – Consolidated

Annex 1 – Balance Sheet

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	3/31/2006	31/12/2005 Pro forma
Cash and cash equivalents	14,471	183,495
Other current assets	600,442	442,788
Long-term assets	119,565	127,240
Other permanent assets	1,204,227	1,213,889
Property, plant and equipment	461,767	473,718
Total Assets	**2,400,472**	**2,441,130**
Suppliers	128,121	130,837
Short-term loans	181,205	487,701
Other short-term liabilities	74,936	101,736
Long-term loans	996,176	687,895
Other long-term liabilities	32,258	41,541
Future Periods Results	23,967	24,866
Minority interest	-	-
Shareholders' equity	963,809	966,554
Total liabilities	**2,400,472**	**2,441,130**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	3/31/2006	31/12/2005 Pro forma
Cash and cash equivalents	40,322	215,729
Other current assets	842,391	664,034
Long-term assets	236,050	236,196
Other permanent assets	731,346	731,703
Property, plant and equipment	1,432,688	1,443,495
Total Assets	**3,282,797**	**3,291,157**
Suppliers	196,910	207,755
Short-term loans	306,940	591,269
Other short-term liabilities	119,376	145,687
Long-term loans	1,537,651	1,211,261
Other long-term liabilities	111,646	121,841
Future Periods Results	44,419	45,318
Minority interest	2,046	1,472
Shareholders' equity	963,809	966,554
Total Liabilities	**3,282,797**	**3,291,157**

Annex 2 – Income Statement – Parent Company

Suzano Petroquímica - Parent Company
Income Statement
R$ thousand

	1Q06	1Q05 Pro forma	Var. %	4Q05 Pro forma	Var. %
Gross Revenues	546,357	535,174	2%	533,397	2%
Gross Revenues Deductions	(133,709)	(131,338)	2%	(123,403)	8%
Net Revenues	**412,648**	**403,836**	**2%**	**409,994**	**1%**
Cost of Goods Sold	(371,230)	(335,061)	11%	(349,554)	6%
Gross Income	**41,418**	**68,775**	**-40%**	**60,440**	**-31%**
Gross Margin	*10.0%*	*17.0%*	*- 7,0 p.p*	*14.7%*	*-4,7 p.p*
Selling Expenses	(31,317)	(28,161)	11%	(37,301)	-16%
General and Administrative Expenses	(15,418)	(12,850)	20%	(13,684)	13%
Other Net Operating Revenue (Expenses)	40	5,644	-99%	5,930	-99%
Activity Result	**-5,277**	**33,408**	**-116%**	**15,385**	**-134%**
Activity Margin	-	*8.3%*	-	*3.8%*	-
Net Financial Revenues (Expenses)	17,937	(12,865)	-239%	(69,893)	-126%
Financial Revenues	11,013	2,139	415%	4,244	159%
Financial Expenses	6,924	(15,004)	-146%	(74,137)	-109%
Equity Results	2,214	24,772	-91%	4,325	-49%
Goodwill Amortization	(17,589)	(1,090)	1514%	(13,936)	26%
Net non-Operating Revenues (Expenses)	(767)	(3,633)	-79%	(277)	177%
Income Before Income Tax and Social Contributi	**(3,482)**	**40,592**	**-109%**	**(64,396)**	**-95%**
Income Tax and Social Contribution	738	(7,355)	-110%	30,883	-98%
Minority Interest	-	(6,195)	-100%	179	-100%
Net Income/Loss for the Year	**(2,744)**	**27,042**	**-110%**	**(33,334)**	**-92%**
Number of shares	12,686	50,887	-75%	33,336	-62%
Income (loss) per Share	*3.1%*	*12.6%*	*- 9,5 p.p*	*8.1%*	*-5,0 p.p*

Annex 3 – Income Statement – Consolidated

Suzano Petroquímica - Consolidated Income Statement

R$ thousand

	1Q06	1Q05 Pro forma	Var. %	4Q05 Pro forma	Var. %
Gross Revenues	741,871	782,647	-5%	733,778	1%
Gross Revenues Deductions	(170,357)	(180,429)	-6%	(160,424)	6%
Net Revenues	**571,514**	**602,218**	**-5%**	**573,354**	**0%**
Cost of Goods Sold	(509,821)	(484,291)	5%	(487,054)	5%
Gross Income	**61,693**	**117,927**	**-48%**	**86,300**	**-29%**
Gross Margin	*10.8%*	*19.6%*	*-8.8 b.p*	*15.1%*	*-4.3 b.p.*
Selling Expenses	(41,661)	(39,994)	4%	(48,437)	-14%
General and Administrative Expenses	(20,811)	(18,160)	15%	(20,006)	4%
Other Net Operating Revenue (Expenses)	379	4,785	-92%	6,660	-94%
Activity Result	**(400)**	**64,558**	**-101%**	**24,517**	**-102%**
Activity Margin	-	11%	-	4%	-
Net Financial Revenues (Expenses)	15,292	(14,855)	-203%	(73,404)	-121%
Financial Revenues	11,421	5,972	91%	9,345	22%
Financial Expenses	3,871	(20,827)	-119%	(82,749)	-105%
Equity Results	-	-	0%	-	0%
Goodwill amortization	(17,589)	(1,090)	1514%	(13,936)	26%
Net non-Operating Revenues (Expenses)	(840)	(4,008)	-79%	(258)	226%
Income Before Income Tax and Social Contributi	**(3,538)**	**44,605**	**-108%**	**(63,081)**	**-94%**
Income Tax and Social Contribution	786	(11,392)	-107%	29,838	-97%
Monirity Interest	8	(6,171)	-100%	(91)	-109%
Net Income/Loss for the Year	**(2,744)**	**27,042**	**-110%**	**(33,334)**	**-92%**
EBITDA	20,372	84,728	-76%	45,270	-55%
EBITDA Margin	*3.6%*	*14.1%*	*-10.5 b.*	*7.9%*	*-4.3 b.p.*



SUZANO PETROQUÍMICA

Suzano Petroquímica Announces 2Q06 Results

São Paulo, August 10, 2006 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder in relevant players in the petrochemical sector - Rio Polímeros S.A. and Petroflex Indústria e Comércio S.A., announces today its earnings results for the second quarter (2Q06) and the first semester of 2006 (1S06).

Conference call in English: 08.11.06 at 10:30 US EST

Conference call in Portuguese: 08.11.06 at 09:00 US EST

Investor Relations Department:
+ 55 11 3345-5827/ 5856/5887/5886

Special Features of this Earnings Results:

With the assumption of Polibrasil's control on September 1, 2005, and its subsequent incorporation by Suzano Petroquímica on November 30, and also with the sale of its 34.99% stake in Politeno on April 4, 2006, the Company decided to release its earnings results in a *pro forma* basis, in order to allow a better analysis of the business now held by Suzano Petroquímica and to insure a better comparison with previous periods and future results estimates. Therefore, operating and financial information, except where otherwise stated, is presented in a *pro forma* basis, considering full ownership (100%) of Polibrasil and **excluding the share in Politeno for all analyzed periods, and in Reals. Standard accounting data is available at the Brazilian Securities and Exchange Comission (CVM).**

(1) Suzano Petroquímica Parent Company *pro forma* analysis fully reflects the performance of the polypropylene business previously conducted by Polibrasil that is currently conducted by the Company, besides the activities that were already executed by the Company in the past (monitoring the Company's share in its jointly controlled companies).

(2) Suzano Petroquímica Consolidated *pro forma* analysis takes into consideration the Parent Company as described in item (1) consolidating proportionally the share held by the Company in the joint controlled companies Petroflex (20.12%) and Riopol (33.33%). The performance analysis of the companies in which Suzano Petroquímica holds a joint control is disclosed at the Suzano Petroquímica Consolidated section. Therefore, the *pro forma* results released since 3Q05 differs from the *pro forma* results released from now on.

(3) Until September 1, Polibrasil's financial statements reflected the results of the polypropylene compounding business, which on that date were transferred to Basell. In order to allow adjustments in past periods and improve comparison with the estimates, we indicate that in the last 3 years polypropylene compounding business represented approximately 5% of Polibrasil's total sales volume, while net revenues arising from these sales were equivalent, on average, to 8% of Polibrasil's total net revenue.

(4) 1Q06 financial statements presented in this release are different form those presented on 05.10.06, for the criteria of evaluation of Politeno's sale value has been altered. Further information on Highlights of the Quarter.

All comparisons in this release refer to the same periods of 2005 (2Q05 or 1S05), except otherwise stated.

Highlights of the quarter

Suzano Petroquímica accomplishes the first disbursement of BNDES

In April, 2005, a contract in the amount of R$ 93 million was signed with BNDES to finance the capacity expansion projects of the polypropylene production in Mauá (SP) and Duque de Caxias (RJ) sites, and the construction of a marine terminal that will attend the Duque de Caxias site. On June, 23, the first disbursement, of R$ 20 million, was accomplished. The contract with BNDES is part of a financial package structured last year.

Suzano Petroquímica approves its Code of Conduct

Suzano Group* released on June, 8, its Code of Conduct, with guidelines and norms of behaviour to all employees of the Suzano's companies, which reinforces its Corporate Governance model. The Code of Conduct is divided in six principles: corporate governance, integrity, equality, transparency, professional recognition and sustainable development. The dissemination of the Code is another important step towards the construction of relationships among and with the publics of interest based on quality and transparency, enhancing Suzano Group's ethical commitment.

** Suzano Group comprises a set of companies under common control of Suzano Holding, namely, Suzano Economic Group*

Sustainability and Strategy Committee and Audit Committee

In the Extraordinary Shareholders' Meeting that took place in June, 29 a proposal to broaden the scope of the attributions of the so far existing Strategy Committee was approved, including the strategic concept of sustainability, turning it into Sustainability and Strategy Committee. There was also the creation of a new Committee, the Audit one, both subordinated to the Board of Directors.

The Sustainability and Strategy Committee is responsible for advising the Board of Directors on the planning and accomplishment of its responsibilities regarding long term strategy, and on the dissemination of the strategic concept of Sustainability. The Audit Committee's attributions are to advise the Board of Directors on the financial statements analysis, the control of the work of the independent and external auditors and internal controls, besides monitoring the execution of the Code of Conduct and other Corporate Policies.

With this movement, the Company intends to establish guidelines and create channels that align short and long run goals and, therefore, assure its businesses sustainability based on economic responsibility, environmental balance, social justice and corporate governance.

Suzano Petroquímica adheres to UN's Global Compact

Suzano Petroquímica adhered to UN's Global Compact, by which it compromises itself to contribute, jointly with UN's agencies, to enhance corporate social responsibility practices, aiming at a more sustainable and inclusive global economy. The Global Compact comprises 10 principles, distributed among Human Rights, Rules for Working Force Hiring, Environment and Anti-Corruption. To obtain more information, please access the site http://www.unglobalcompact.org.

Registering of Politeno's sale

The criteria for registering Politeno's sale, recorded on 1Q06 as a R$ 35.1 million loss provision, was revised this quarter in order to better reflect the impact of such transaction on Suzano Petroquímica's results.

The value recorded on 1Q06 corresponded to the difference between Politeno's investment value, registered at the Company's accounting books, and the amount received from Braskem (US$ 60.6 million), not considering the perspective of the final sale value which, as stated in the Purchase Agreement, will be calculated by an equation perspective in which the only variable is the polyethylene sale spread in the domestic market between May, 2006 and October, 2007. It is worth mentioning that this spread calculation will be based on Braskem's polyethylene business, but will take into account already defined mecanisms – that will be audited by an independent company –

to simulate Politeno's spread, historically greater than the market average, due to its differentiated portfolio of products. Such simulated Politeno's spread is the one that will be used in the evaluation of the asset.

After the release of 1Q06 results, the interpretation of Politeno's Purchase Agreement evolved to a hybrid financial instrument, accounted as a derivative to be recorded by its fair value. In this sense, 1Q06 financial statements were revised in order to completely revert the loss provision which had been previously constituted, in the amount of R$ 35.1 million.

Therefore, the Agreement's expected mrket value will be quarterly updated, based on the domestic market's spread projections and on historical data taken from May, 2006 on.

For 2Q06's Agreement accounting, in the lack of values already evaluated according to was had been stated on the Agreement, a conservative spread value was adopted as a basis to indicate the projection of Politeno's fair value at the end of 18 months. When bringing it to a present value, the effect of the appreciation of the market value in 2Q06 financial statements generated a R$ 5.2 million non-operating revenue.


1st Installment
149
168
186
204
225
241
260
278
296
315
333
351
370
Politeno Total Value² (100%)
(US$ million)

... 200	220	240	260	282	300	320	340	360	380	400	420	440 ...	
... (76)	(57)	(39)	(21)	0	16	35	53	71	90	108	126	145 ...	Potential 2nd Installment (US$ MM)
... (26)	(20)	(13)	(7)	0	6	12	18	24	30	37	43	49 ...	Potential Cash SZPQ (US$ MM)

Politeno Value[1] = 0.9175 x Spread[2] in Domestic Market - 34.1
US$ million US$/ton

With the "market-to-market" record of Politeno's Purchase Agreement on 2Q06 and the consequent reversion of 1Q06 loss provision, the R$ 9.5 million accounting income generated in the operation of exchange of shares between Odebrecht and Polipropileno Participações (which occurred at the same time as Politeno's sale and equally registered at 1Q06) was also registered in 2Q06, in such a way that 1Q06 net effect of loss provisions, of R$ 25.6 million, has been fully reverted.

Such adjustments in 1Q06 accounting criteria will be made in BR GAAP and US GAAP Financial Statements, both of which presented to CVM (the Brazilian Securities and Exchange Comission) and available on its website.

The net loss which had been registered and released on 1Q06 amounted to R$ 31.9 million, impacted by the recognition of the R$ 25.6 million loss provision. Such loss reversion reduced the Company's net loss to R$ 6.3 million on that quarter. As regards 2Q06 net income, the "market-to-market" evaluation of Politeno's Purchase Agreement, which generated a R$ 5.2 million gain, together with the transfer, from 1Q06 to 2Q06, of the recognition of the R$ 9.5 million accounting income generated in the operation of exchange of shares, result in a R$ 14.7 million net positive effect on the Company's result this quarter. If such effect hadn't been recognized, the R$ 26.3 million net loss recorded on 2Q06 would have amounted to R$ 41 million. If we analyze the semester the same way, the R$ 32.6 million accumulated net loss would have reached R$ 47.3 million.

SUZANO PETROQUÍMICA PARENT COMPANY

Industrial and Economic Outlook

In the first semester of 2006, following a 2005 economic performance way beyond expectations, there was a recovery in the Brazilian economic activity, although the high levels of actual interest rates and the strong appreciation of the local currency haven't allowed a greater expansion of the Brazilian economic activity.

In addition to such a hard economic conjunction for the Brazilian industrial sector, the petrochemical sector has been facing a huge challenge, linked to its input costs, that has been jeopardizing its competitiveness. The strong hike in oil prices in the international market has been causing great and successive raises in petrochemical input prices, what hazards the global downstream petrochemical chain, except in countries or regions in which policies for interest, exchange rate or inputs are practiced, jointly or separately, generating relative competitiveness gains.

Together with the hike in input prices, the effect of the Real appreciation over local prices of resins, which are quoted in Dollars, couldn't be fully translated into Real prices in the domestic market, making it difficult to recompose the industry's margins and favoring the attraction of a higher import volume.

Such scenario affected the domestic thermoplastic resins market which presented, this semester, an upward movement in the domestic demand, with an internal consumption growth of 14.5% compared to 1S05, driven mostly by the good performance of the food, beverage, cosmetics and automotive sectors, which was still beyond the estimates of the market if taken to consideration that the comparison basis, 2005, is a compressed one. In that scenario of appreciated local currency, imports were up 3.2%, followed by a 9.5% rise in exports. There was also an inventory build up by transformers in the period.

Brazilian consumption of thermoplastic resins in 2Q06 was 2.0% higher than in 1Q06, and most of the growth was captured by the sales of local producers, once the entrance of imported goods backed up 3.7% in relation to the last quarter. On the other hand, with the start up of a new polyethylene producer (Riopol), exports were up 32.7% compared to 1Q06.

The polypropylene market, according to Abiquim/Coplast data, had a different behaviour from what has been described for thermoplastic resins as a whole. Domestic consumption of polypropylene grew 4.1% compared to 1Q06, furnished by the 3.1% growth in the sales of local producers and by the 14.5% rise in the imports of resins, which represented 9.3% of local market supply.

In the semester, local market consumption of polypropylene was 19.3% higher than in 1S05, when it had been affected by a strong retraction in local demand and inventories consumption by transformers. As a consequence, in 1S06 local producers were able to sell a volume 18.7% higher to the domestic market, despite de 26.1% growth in polypropylene imports, besides transformed products, partly due to the foreign exchange rate. Brazilian polypropylene exports, of approximately 98 thousand tons, were in line with 1S05, and accounted for 15% of local production.

Therefore, even with the recovery in domestic demand growth after a period close to stagnation, the sector's performance remained restricted due to the continuous rise in petroleum price, which is the base to set the prices of inputs in the petrochemical chain. Brent oil reached the maximum price of US$ 74.4 per barrel in 1S06, with a average quotation of US$ 66.38 per barrel, representing a 32.3% rise over the average recorded in the same period of 2005. As being so, the petrochemical industry had its profitability reduced, continuously absorbing the higher production costs due to the currency appreciation during the period, which limited the transfer of international price raises in USD to domestic prices, also considering the threat of a higher volume of imports.

Production


In million
125
154
161
138
144
16.8%
120
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

Suzano Petroquímica's polypropylene production in 2Q06 totaled 120.1 thousand tons, 21.8% lower YoY (2Q05 figure considered the polypropylene compounding production, sold to Basel on September, 2005) and representing a 76.9% operating rate. Such volume was 16.8% lower than the one registered last quarter due to the programmed stoppage that took place at Mauá Unit between June, 11 and July, 10 in order to allow for the adjustments that expanded the plant capacity in 60 thousand tons per year. Another reason for such fall was the 20-day stoppage at Duque Unit to change the catalyst used in the polypropylene production, allowing the plant to improve its portfolio of products.


Operating rate (%)
94.6%
92.4%
76.9%
2Q05
1Q06
2Q06

Despite the lower production in 2Q06, the Company ended the semester with a 264.5 thousand tons production, just 5.0% down YoY (1S05 considered the polypropylene compounding production as well). Average operating rate in the semester was 84.7%, 1 b.p. lower than in 1S05. It is worth mentioning that, with the conclusion of the first phase of the capacity expansion project at Mauá Unit, the Company increased its polypropylene production capacity from 625 thousand tons to 685 thousand tons.

Sales


In tons
Thousand
139
24
115
132
25
107
140
30
110
+5.8%
+16.6%
+3.2%
2Q05
1Q06
2Q06
Domestic Sales
Exports

The Company's total PP sales reached 139.9 thousand tons in 2Q06, in line YoY and 5.8% higher than in 1Q06. As informed, the inventory of finished products that had been build up last quarter was used this quarter, therefore Mauá and Duque's stoppages had no impact on the quarter's sales.

Following the growth in local demand, polypropylene sales to the domestic market totaled 110.2 thousand tons in 2Q06, 3.2% up compared to last quarter's, but 4.4% down YoY, as 2Q05 sales had risen 22% compared to 1Q05, and that quarter still registered polypropylene compounding sales. Recovery in local sales is being pushed mostly by the automobile, food, beverage and cosmetics sector. The agricultural sector has been registering a strong retraction compared to 2005, a reflex of last months' agribusiness scenario.


Exports Destination 2Q06
Middle East 8%
Europe 7%
Asia 0%
Africa 35%
South America 50%

Exports, responsible for 21.2% of total sales in 2Q06, totaled 29.6 thousand tons, meaning a 16.6% and 22.1% increase compared to 1Q06 and YoY, respectively. South America continued to be the main destination of the Company's exports, with a share of 50%.

Sales volume in 1S06 was 8.9% higher YoY, reaching 272.1 thousand tons. Sales to the domestic market during this year were 3.4% higher than in 1S05, even if we consider the compounding sales then. Exports, on the contrary, were up 37.8% compared to 1S05, led by better international commercial conditions in 1S06.

Net Operating Revenue


In R$ million
Exports
Domestic Sales
49
355
64
403
87
435
74
336
63
349
77
356
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

Net operating revenues amounted to R$ 433.0 million in 2Q06, 7.3% lower YoY, but 4.9% up compared to 1Q06. Such increase was possible due to the 5.8% raise in the volume sold when compared to 1Q06, while the fall recorded YoY was mainly motivated by the 11.2% average appreciation of the Real between the periods, which reduces resin prices in Reais, as their reference is the international quotation in US Dollars. Net Revenue in Dollars raised 4.5% and 3.0% in comparison to 1Q06 and YoY, respectively.

In the domestic market, the R$ 355.5 million net revenue was 1.8% higher than in 1Q06, mainly as a result of the 3.2% growth in domestic sales, compensating the 1.1% reduction in unitary net revenue in Reais. Revenue in US Dollars was 1.3% higher than in 1Q06. Compared to 2Q05, domestic net revenue shrank 11.9%, mostly because the comparison takes into account the compounding business. In US Dollars, net revenue decreased only 2.0% YoY, as better prices in Dollars partially compensated the compounding sales volume.

Similarly, exports revenue totaled R$ 77.5 million in the quarter, up 22.3% compared to 1Q06 due to the 16.6% increase the volume of exports and the 4.9% raise in exports unitary net revenue, as a consequence of the recovery in international prices and the allocation of exports. YoY, exports net revenue grew 21.6%, driven by the 22.1% raise in the exported volume, in spite of the slight 0.4% reduction in unitary net revenue in Reais. If measured in Dollars, exports revenue was up 35.1% this quarter, also as an effect of the 10.7% raise in unitary net revenue in Dollars coupled with a 25.0% higher volume sold.

Total net revenue amounted to R$ 845.7 million in the semester, 2.9% lower YoY because, regardless of the 8.9% raise in the volume sold, it was affected by the Real appreciation, which reduced unitary net revenue in Reais by 10.9%. If measured in Dollars, net revenue grew 12.1% between the periods, a combined effect of the higher volume sold and the 2.9% greater unitary net revenue in Dollars.

Cost of Goods Sold

Cost of Goods Sold (COGS) this quarter was R$ 392.8 million, down 7.6% YoY, with a reduction of 7.8% in unitary COGS, explained mainly by the lower price of propylene accounted in the product sold in the semester in Reais, despite its increase in Dollars in the international market between the periods.


Other inputs, 8.0%
Labor, 6.0%
Energy, 1.0%
Depreciation, 4.0%
Others, 3.0%
Main Input, 78.0%

Taking into account that the average exchange rate variation between 2Q06 and 1Q06 was only 0.5%, unitary COGS in these periods remained fairly stable, leading total COGS to post a 5.8% increase as a consequence mainly of the higher volume sold this quarter.

1S06 COGS, of R$ 764.0 million, increased 0.5% YoY, mainly as an effect of the 8.9% higher volume sold, whose impact on COGS was attenuated by the accounting of a lower propylene cost in Reais compared to 1S05. However, in USD, average propylene cost raiised between this periods.

SG&A Expenses

Selling, general and administrative expenses linked to the PP business reached R$ 46.1 million in the quarter, in line with 1Q06, despite the growth in sales expenses, related to the greater volume sold, offset by the reduction in administrative expenses due to the non-recurring effect of 1Q06 profit sharing. The Company is carrying on a strong program of expense reduction aiming at contributing for the improvement of its results.

SG&A were up 11.1% YoY, equivalent to approximately R$ 4.6 million, of which R$ 4 million corresponded to provision reversions registered on 2Q05. Excluding such accounting effect, 2Q06 and 2Q05 SG&A would be practically aligned and, to be fair, we would have to consider also the inflation impact between this periods.

In 1S06, SG&A totaled R$ 92.8 million, 13.1% higher YoY, specially due to the raise in selling expenses because of the higher volume sold.

EBITDA

EBITDA (R$ million) and EBITDA Margin (%) – *Pro Forma* Parent Company


19.0%
15.1%
16.5%
20.1%
12.6%
6.0%
8.5%
8.1%
3.1%
4.2%
64.2
67.9
81.2
107.0
50.9
28.0
44.3
33.3
12.7
18.4
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

The Parent Company's EBITDA totaled R$ 18.4 million this quarter, a 44.9% increase over last quarter, mostly because of administrative expenses reduction, as previously described, the receivement of PQU dividends in the amount of R$ 2.4 million and the non recurring effect of provision reversions that took place this quarter and, jointly, more than offset the 3.0% fall in gross profit. EBITDA/ton was 36.8% higher than last quarter's, amounting to R$ 131/ton.

YoY, EBITDA shrank 34.4%, as an effect of the 4.1% reduction in gross profit coupled with a 20.2% raise in selling expenses, as previously explained.

EBITDA margin remained at 4.2% in the quarter, 1.1 b.p. higher than in 1Q06, but 1.8 b.p. lower YoY.

Accumulated EBITDA in 1S06 totaled R$ 31.0 million, suffering a 60.7% reduction YoY as a combined result of higher input costs and the impossibility to pass along such raise, mostly because of the weak demand and the Real appreciation, which pressured the sale price of resins down, reducing the Company's profitability. EBITDA/ton dropped 63.9% between 1S05 and 1S06, from R$ 316 to R$ 114/ton.

Financial Result and Debt

This quarter, the BNDES financing contract was signed, in the amount of R$ 93 million, and the disbursement of the first installment, in the amount of R$ 20 million, occurred on 06.23.06. This contract is part of the financial package structured by the Company last year with the objective to face the programmed investments to expand the capacity of Mauá (SP) and Duque de Caxias (RJ) Units, which are in course, and the construction of a marine terminal in Duque de Caxias.

Additionally, taking into account the export possibilities, the Company raised US$ 21.0 million in Pre-Export Finance.

In 06.30.06, Suzano Petroquímica's gross indebtness (principal plus interests) totaled R$ 1,153.3 million, compared to R$1,177.4 million on 03.31.06, of which 87.4% was allocated in the short term at the end of the semester, versus 84.6% in 1Q06. The Company's net indebtness totaled R$ 1,104.1 at the end of 2Q06, a 5.1% reduction, thanks to the combination of a 2.0% decrease in gross indebtness with a 240.2% raise in the cash position at the end of the period. Considering the cash received from Politeno's sale, which took place last April in the amount of R$ 136.6 million on 06.30.06 and Braskem's shares, the Company's net indebtness at the end of the period amounted to R$ 899.2 million.


Gross Indebtedness (R$ million)
Exposure per currency (%)
1,175.6
1,177.4
1,153.3
49.2%
50.8%
78.8%
21.2%
70.2%
29.8%
4Q05
1Q06
2Q06
R$
US$


Exposure per term (%)
41.5%
58.5%
84.6%
15.4%
87.4%
12.6%
4Q05
1Q06
2Q06
Short Term
Long Term


Exposure per index (%)
4%
32%
15%
48%
3%
41%
39%
17%
5%
26%
43%
25%
4Q05
1Q06
2Q06
CDI
Libor
Fixed (US$)
TJLP

The Parent Company's financial result in 2Q06 was a R$ 27.0 million net expense, of which the greatest part corresponded to payment of interests and monetary variation on the contracted debt.

Net Debt/EBITDA

The *pro-forma* Parent Company's Net Debt/(EBITDA + dividends) ratio, already considering cash from Politeno and the value of Braskem's shares received by Polipropileno Participações, was 7.06 on 06.30.06, versus 5.84 on 03.31.06. The raise in such indicator is due to the decrease in LTM EBITDA as a result of the 34.4% drop in 2Q06 EBITDA YoY.

The current amortization schedule of the debt results in a medium payment term of 5.58 years on 06.30.06. Average debt cost in 2Q06 was US$ + 7.31%, more onerous compared to 1Q06 as a result of the LIBOR raise, as a great part of our long term debt is indexed by such.


Net Debt/ (EBITDA+Dividends)
Pro Forma Parent Company
4.67
5.84
7.06
12.31.05
03.31.06
with Politeno's cash
06.30.06
with Politeno's cash


Debt Amortization Schedule (US$ million)
33
24
27
50
50
66
74
55
20
44
64
12
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Net Income

Suzano Petroquímica registered a R$ 26.3 million loss in 2Q06, basically due to the R$ 27.0 million negative financial result and the non-recurring accounting of goodwill amortization in the amount of R$ 14.9 million, and also considering the diferring of Income Tax and Social Contribution in a total of R$ 16.5 million.

Capex


Capex in R$ thousand
16,034
5,334
1Q06
2Q06

The Company's investments totaled R$ 16.0 million in 2Q06 and were directed mainly to the production capacity expansion projects and also to the projects for quality, safety and production performance, among others. Total investments summed R$ 21.4 million YTD.

The Company concluded, on July 11, 2006, the first phase of the capacity expansion project of the Mauá Unit, which added 60 thousand tons to its annual production capacity, which reached 360 thousand tons per year. The Company still has the following ongoing projects: (1) expansion of the PP production capacity of the Duque de Caxias (RJ) Unit in 100 thousand tons/year in 2Q07; (2) construction of a marine terminal in Duque de Caxias to receive propylene in this unit; (3) second stage of the PP capacity expansion at Mauá (SP), which will add up another 90 thousand tons/year, expected for 2Q08. Total budget for this projects amounts to approximately US$ 95.0 million, of which US$ 15.5 million have already been spent. The disbursement schedule is distributed as follows:

US$ million	2005	2006	2007	2008	2008
Capex Projects	2.0	52.6	26.6	13.8	95.0

At first, the implantation schedules of the projects are maintained, despite the fact that the amount invested so far is low when compared to the total foressen for year, due to the contracted disbursement terms.

The projects mentioned above already have their financing sources defined: International Finance Corporation-IFC (US$ 40 million) and BNDES.

Capital Markets

Average financial volume traded with Suzano Petroquímica's shares at Bovespa was R$ 1.7 million in the quarter, a 24.0% decrease YoY and a 33.2% reduction compared to 1Q06. Such fall resulted form a combined effect of the 19.6% drop in the average share price and a 17.8% decrease in the average volume of shares versus 1Q06. In the same period, Ibovespa trated a R$ 2.2 billion daily average, 9.0% above the previous quarter and 91.9% higher than in 1Q05.


SZPQ's Average Trading Volume
(R$ '000/day)
2,036
2,624
1,753
2Q05
1Q06
2Q06

Suzano Petroquímica's preferred share closed the quarter at R$ 3.37/share, a 15.3% depreciation in the quarter. Nevertheless, in the YTD since January, 2004, Suzano Petroquímica's share still records an appreciation of 14.7%, while the index that measures the petrochemical sector performance points to a 9.1% fall, indicating that Suzano Petroquímica continued to perform above the sector average. Ibovespa was up 64.7% in the same period.


SZPQ4 Shares Performance x Ibovespa
Basis: Jan 2004 = 100
350
300
250
200
150
100
50
0
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
115
Suzano Petroquímica
Ibov
Petrochemical Sector

Social and Environmental Responsibility for Sustainable Development

The external maintenance audit of the Integrated Management System for Health, Safety, Environment and Quality took place this quarter, according to the rules ISO 9001, ISO 14.001 e OHSAS 18.001. The audit was successfully concluded, granting Suzano Petroquímica the renewal of its certificates for another year.

Besides that, an internal audit of Integrity took place at the Company's three production sites, with the objective of evaluating the state of the industrial facilities to identify the potential risks to people, environment and the facilities themselves. No non-conformity was detected and the action plans suggested by the audit are being implemented.

In this 2nd quarter, a remarkable event for the Company was to be granted the Marketing Best of Social Responsibility with the project carried on at Camaçari (BA), "Partners of the Environment – Coopmarc (Camaçari Cooperative Recyclable Materials)". The challenge was to promote actions to improve working conditions and members capability, disseminate good management practices, increase the number of participants and their income generation. The partnership allowed Coopmarc to improve its social organization, working safety, members self-estime and business results.

PP Business Outlook

The petrochemical industry has suffered a great pressure by input costs, which have oil price as a reference and have presented constant raises in their quotations. On the other hand, the Real appreciation has created a scenario in which thermoplastic resin prices have their raise potential restricted what, together with the increase in input costs, has potentialized the compressing effect over the sector margins.

However, 2S06 could bring some improvement to this scenario, once minimum wage increase, interest rate reduction, inflation under control and the recent Real depreciation should have a combined effect of allowing the recovery of resins local prices, with a demand raise, seasonally better in the third quarter, and lower import competitiveness. Usually resins demand is stronger in the second semester.

Internationally, while the announced capacity expansion projects are delayed, equilibrium between supply and demand continues stable, maintaining the profitability of the sector in attractive levels. Now, international consulting companies predict that such capacities will exert pression only in the long run, by 2009.

International resin prices have showed a consistent recovery, which shall continue in the next months, affecting resins quotations locally.

Recent Events

Conclusion of the first phase of the expansion project of Mauá Unit

As announced in a Release to the Market, Suzano Petroquímica concluded, on July 11, the first phase of the PP capacity expansion project of the Mauá Unit. In such phase, the production capacity was expanded in 60 thousand tons per year, reaching 360 thousand tons per year. Suzano Petroquímica has now a total polypropylene production capacity, considering its three production sites, of 685 thousand tons per year, consolidating its leading position in the sector in Latin America.

SUZANO PETROQUÍMICA CONSOLIDATED

Sumary of *Pro Forma* Consolidated Results

Key Figures (R$ million)	2Q06	2Q05	Δ% 2Q06/2Q05	1Q06	Δ% 2Q06/1Q06	1S06	1S05	Δ% 1S06/1S05
Net Revenues	592.7	549.7	7.8	474.7	24.9	1,067.3	1,044.0	2.2
Gross Profit	43.9	58.1	(24.4)	47.4	(7.4)	91.3	150.0	(39.1)
Gross Margin	*7.4%*	*10.6%*	*-3.2 p.p.*	*10.0%*	*-2.6 p.p.*	*8.6%*	*14.4%*	*-5.8 p.p.*
Ebitda	15.5	33.8	(54.1)	14.6	6.5	30.1	97.4	(69.1)
Ebitda Margin	*2.6%*	*6.2%*	*- 3.6 p.p.*	*3.1%*	*- 0.5 p.p.*	*2.8%*	*9.3%*	*-6.5 p.p.*

Production (000 t)	2Q06	2Q05	Δ% 2Q06/2Q05	1Q06	Δ% 2Q06/1Q06	1S06	1S05	Δ% 1S06/1S05
Petroflex	87.9	80.5	9.2	75.8	15.9	163.7	171.3	(4.4)
Riopol[1]	97.9	-	-	67.7	44.6	165.6	-	-

1- Production of 1Q06 refers to the pre-operating phase, which started in November, 2005 and ended on March 31, 2006

Sales (000 t)	2Q06	2Q05	Δ% 2Q06/2Q05	1Q06	Δ% 2Q06/1Q06	1S06	1S05	Δ% 1S06/1S05
Riopol[1,2]	94.2	9.9	852.1	53.9	74.8	148.1	21.8	577.8
DM	65.4	9.9	560.6	45.1	45.0	110.5	21.8	406.9
EM	28.8	-	-	8.8	227.0	37.6	-	-
Petroflex	85.4	83.4	2.4	79.2	7.8	164.6	166.5	(1.1)
DM	54.6	49.9	9.4	50.2	8.8	104.8	103.1	1.6
EM	30.8	33.5	-8.1	29.0	6.2	59.8	63.4	(5.7)

1 – Refers to the pre-operating phase.
2 – Sales of 2Q05 and 1S05 reflect only the pre-marketing activities (do not consider the sale of resins produced by the company). 2006 sales were fully produced by Riopol.

Riopol

Riopol took control of its operations in 2Q06, after the conclusion of the acceptance testing phase of the complex, conducted by the constructing consortium. This quarter, the company produced 97.9 thousand tons of polyethylene, a 44.6% increase if compared to 1Q06, with an average operating rate of 72.5%, 22.3 b.p. higher. Riopol marketed 65.4 thousand tons of polyethylene in the domestic market and exported 28.8 thousand tons. Total polyethylene sales, 94.2 thousand tons, were 74.8% higher than in 1Q06. Of this total, 69.4% of sales were directed to the domestic market and the other portion was exported.

2Q06 presented a recovery in polypropylene sales of local producers in comparison to 1Q06, capturing the 2.3% growth in domestic demand between the periods and resulting in a 17.6% import reduction over 1Q06. In 1S06, internal polyethylene demand increased 12.4% YoY, supplied mainly by local producers sales, once polyethylene imports ramained stable between such periods. Greater polyethylene supply to the domestic market pressured resin

prices, specially on 2Q06, due to the more relevant presence of Riopol in the market. As a result, 2Q06 polyethylene exports were up 44.3% compared to 1Q06. In 1S06, polyethylene exports rose 13.7% YoY.

Riopol's 1Q06 result had been registered in the company's diferred asset, not generating any results on that quarter, once the company was still in the pre-operating phase. Only after April 1, 2006 the results have been recorded in the company's Income Statement. The result registered until 2005 regarded pre-marketing activities, which ended last year.

Petroflex

Petroflex elastomers production grew 15.9% compared to 1Q06, reaching 87.9 thousand tons, with an average operating rate of 85.6%. YoY, production increased 9.2%. Reaching higher levels of operating rate was motivated by the recovery of domestic sales, greatly in substitution to natural rubber and also due to the retraction in imports this quarter compared to 1Q06.

Likewise, the volume sold increased 7.8% compared to 1Q06, and was 2.4% higher YoY, totaling 85.4 thousand tons. Sales to the domestic market, which corresponded to 63.9% of the quarter's sales, grew 8.8% in comparison to 1Q06 and 9.4% YoY, partially motivated by the 10.9% fall in imports this quarter, allowing the increase in local sales. In spite of the growth in sales volume, such raise does not yet fully corresponds to the expectations. Exports also raised compared to 1Q06, 6.2%, but fell 8.1% YoY because of the profitability loss generated by the Real appreciation.

Net Operating Revenues

Consolidated net operating revenue in 2Q06 was R$ 592.7 million, 7.8% higher YoY and 24.9% up compared to 1Q06, mainly due to the consolidation of Riopol's revenues. In the semester, it totaled R$ 1,067.3 million, a 2.2% increase YoY, because Riopol started its operating phase and in 2005 it had performed only pre-marketing sales, and that more than compensated the fall in the Parent Company and Petroflex's revenues.

Net Revenues R$ million	2Q06	2Q05	Δ (%)	1Q06	Δ (%)	1S06	1S05	Δ (%)
Suzano Petroquímica Parent Company	**433.0**	**467.1**	**(7.3)**	**412.6**	**4.9**	**845.7**	**870.9**	**(2.9)**
Riopol[1]	94.7	11.5	723.4	-	-	94.7	25.9	265.6
Petroflex[1]	65.0	71.1	(8.6)	62.0	4.8	127.0	147.1	(13.7)
Suzano Petroquímica Consolidated[2]	**592.7**	**549.7**	**7.8**	**474.7**	**24.9**	**1,067.3**	**1,044.0**	**2.2**

1 - Suzano Petroquímica's 33.33% stake in Riopol and 20.12% stake in Petroflex
2 - *Pro forma* Consolidation, considering 100% share in Polibrasil for all periods mentioned, consolidated with the stakes in Petroflex and Riopol. Does not consider the share in Politeno for the periods previous to its sale, which took place on 04/04/06.

- **Riopol:** net revenues in 2Q06, the first operating quarter of the company, were R$ 284.0 million, a result that cannot be compared to 2Q05 revenues, for the last corresponded to the sale of third parties products as an instrument of pre-marketing and, on that period, the marketed volume was quite lower than what is currently performed by the company.

- **Petroflex:** the company's net operating revenues reached R$ 322.9 million in the quarter, a 4.8% growth compared to 1Q06, basically a result of the 7.8% rise in the volume sold, which more than compensated the reduction of approximately 3% in unitary revenue. YoY, it dropped 8.6%, affected by the 11.3% fall in the average net revenue in Reais, despite the 2.4% raise in sales. In 1S06, net revenues totaled R$ 631.3 million, 13.7% less than in 1S05, as a combined effect of the 12.7% reduction in unitary revenue in Reais and 1.1% in the volume sold.

Cost of Goods Sold (COGS)

Consolidated Cost of Goods Sold (COGS) was R$ 548.7 million this quarter, 11.6% and 28.4% higher YoY and in comparison to 1Q06, respectively. Such raise comes mainly from the consolidation of Riopol's COGS, for that company started its polyethylene production operation this quarter. In the semester, consolidated COGS reached R$ 976.0 million, 9.2% higher YoY, for the same reason mentioned above, once Riopol's pre-operating phase COGS was registered in the company's diferred asset. The rise in petrochemical input prices in Dollars, derived from the elevation of the oil quotation when we compare 1S06 to 1S05, also negatively impacted the companies' costs, but this effect is almost offset when costs are expressed in Reais, due to the strong exchange appreciation between the periods.

Cost of Goods Sold (COGS) R$ million	2Q06	2Q05	Δ (%)	1Q06	Δ (%)	1S06	1S05	Δ (%)
Suzano Petroquímica Parent Company	**392.8**	**425.2**	**(7.6)**	**371.2**	**5.8**	**764.0**	**760.3**	**0.5**
Riopol[1]	98.5	10.8	812.0	-	-	98.5	24.5	302.0
Petroflex[1]	57.4	55.5	3.4	56.1	2.3	113.4	109.1	3.9
Suzano Petroquímica Consolidated[2]	**548.7**	**491.5**	**11.6**	**427.3**	**28.4**	**976.0**	**894.0**	**9.2**

1 - Suzano Petroquímica's 33.33% stake in Riopol and 20.12% stake in Petroflex lex
2 - *Pro forma* Consolidation, considering 100% share in Polibrasil for all periods mentioned, consolidated with the stakes in Petroflex and Riopol. Does not consider the share in Politeno for the periods previous to its sale, which took place on 04/04/06.

- **Riopol:** the company, which began its operating phase this semester, registered a R$ 295.5 million COGS, of which approximately 80% were variable costs (inputs, catalysts, utilities, etc). 2Q06 COGS is not, however, an indicator a normal level of the plant's operation, as a great part of the goods sold this semester was produced still in the pre-operating phase, when the operation was being conducted by the constructing consortium, with focus on performance tests of the different product grades, generating a huge operating inefficiency. With polyethylene production in its operating phase, from April, 1st on, production efficiency improves due to a more adequate production planning.

  Mont Belvieu's ethane and propane average prices, which are a reference for the equation that establishes Riopol's inputs prices, raised 19% and 11%, respectively, when we compare 2Q06 to 1Q06.

  * source: bloomberg

- **Petroflex:** Petroflex's COGS amounted to R$ 285.1 million in the quarter, 3.4% higher YoY due to the 2.4% increase in the volume sold and the 0.9% raise in unitary COGS; it was 2.3% above 1Q06, also due to the higher volume sold, in spite of the 5.1% reduction in unitary COGS. Such fall in the production cost occurred also due to the change in the reference of the acquisition price of inputs, which are no longer linked to the prices practiced in the U.S., but to prices practiced in Europe. Average prices of butadiene and styrene, the main inputs in the production of elastomers, decreased 5.1% and 8.4%, respectively, compared to 1Q06.

SG&A Expenses

Consolidated selling, general and administrative expenses (SG&A) totaled R$ 65.5 million this quarter, 24.8% higher than in 1Q06, mainly as a result of the expenses generated by Riopol's operation, which weren't registered in 1Q06 results and offset the effect of the 1.3% reduction in the Parent Company's SG&A compared to 1Q06. Also as an effect of Riopol's SG&A accounting, SG&A were up 31.8% YoY, and the value recorded In 1S06, of R$ 117.9 million, was 19.6 higher YoY.

- **Riopol:** 2Q06 SG&A totaled R$ 37.8 million, of which 65.3% were selling expenses and 30.7% administrative ones. Such result cannot be compared to 2Q05's, when only pre-marketing selling expenses were registered.

- **Petroflex:** SG&A reached R$ 25.6 million in the quarter, 6.1% lower than in 1Q06 due to the reduction in administrative expenses, specially recurring expenses with third parties, and 18.9% down YoY, as a result of the drop in the volume sold and the reduction in administrative espenses for the already mentioned reason.

EBITDA

Consolidated EBITDA totaled R$ 15.5 million this quarter, 54.1% lower YoY and 6.5% up in comparison to 1Q06. The fall YoY occurred, mainly, because of the consolidation of the amount relative to the Company of Riopol's negative R$ 20.6 million EBITDA, and also of the profitability reduction of the industry as a whole. Compared to 1Q06, EBITDA grew mostly as a result of the Parent Company and Petroflex's cash generation recovery, that jointly more than offset Riopol's negative effect.

EBITDA (R$ million) and EBITDA Margin(%) – *Pro Forma* Consolidated


12.9%
63.6
6.2%
33.8
7.7%
45.2
7.1%
33.8
3.1%
14.6
2.6%
15.5
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06

In 1S06, consolidated EBITDA reached R$ 30.1 million, a 69.1% drop YoY, explained mainly by the 60.6% fall in the Parent Company's EBITDA, besides the 70.6% decrease in Petroflex's EBITDA and the consolidation of Riopol's EBITDA, all affected by the continuous raise in petrochemical inputs prices which, in a scenario of exchange appreciation, are hardly transfered to the price of finished products, stimulates imports and strengthens competition in the domestic market.

EBITDA R$ million	2Q06	2Q05	Δ (%)	1Q06	Δ (%)	1S06	1S05	Δ (%)
Suzano Petroquímica Parent Company	**18.4**	**28.0**	**(34.3)**	**12.7**	**44.9**	**31.0**	**78.9**	**(60.7)**
Riopol[1]	(20.6)	(2.1)	(880.9)	-	-	(20.6)	(4.4)	(368.2)
Petroflex[1]	28.5	49.6	(42.5)	10.7	(167.0)	39.2	133.7	(70.7)
Suzano Petroquímica Consolidated[2]	**12.5**	**33.8**	**(54.1)**	**14.6**	**6.5**	**30.1**	**97.4**	**(69.1)**

1 – 100% of the company's result – does not express values consolidated in Suzano Petroquímica's income statementL.
2 - P*ro forma* consolidation, considering 100% share in Polibrasil for all periods mentioned, consolidated with the shares in Petroflex e Riopol

- **Riopol:** the company registered a negative R$ 49.3 million operating result in 2Q06, while amortization and depreciation amounted to R$ 28.7 million. Therefore, 2Q06 EBITDA was a negative R$ 20.6 million, due to the negative R$ 11.5 million gross profit, as a result mainly of the atypical COGS that characterizes the beginning of operation, as previously explained.

- **Petroflex:** EBITDA rose 167.0% compared to 1Q06, reaching R$ 28.5 million this quarter, mostly due to a non-recurring operating revenue of approximately R$ 12 million related to gains with judicial and administrative auctions. YoY, EBITDA registered a 42.5% drop, as an effect of the industry's loss of

profitability in the period, despite the non-recurring positive effect described above. The company recorded an 8.8% and 6.2% EBITDA margin in 2Q06 and 1S06, respectively.

Financial Result and Debt

In 2Q06, the Company recorded a consolidated net financial expense of R$ 36.7 million, impacted mainly by the Parent Company's negative R$ 27.0 million financial result and the negative R$ 11.9 million of Riopol, both related to interest expenses.

The Company's consolidated gross indebtness (considering principal and interests) in 06.30.06 amounted to R$ 1,817.5 million, in line with the position on 03.31.06. Consolidated net indebtness, in turn, fell 10.9% over last quarter's closing, totaling R$ 1,589.8 million, basically because of the rise in the Parent Company's cash position this quarter.

Net Debt / EBITDA


Net Debt / EBITDA
Pro Forma Consolidated with Politeno's Cash
6.67
12.57
14.00
12.31.05
03.31.06
06.30.06

Taking into account *pro forma* consolidated Financial Statements, Net Debt/EBITDA ratio was 14.00 on 06.30.06, versus 12.57 on 03.31.06. Such increase is a consequence of the reduction in the LTM *pro forma consolidated* EBITDA, once *pro* forma EBITDA in 2Q06 was 54.1% lower YoY. It is worth mentioning that this ratio considers Riopol's indebtness (as a proportion of Suzano Petroquímica's share in the company), and only its atypical 2Q06 EBITDA.

It is worth mentioning that Riopol's indebtness is fully allocated in the long term , and has recently been renegociated and dislocated 1 year compared to its original amortization schedule. Therefore, as the Parent Company's indebtness is also a long term one, even with a high Net Debt/EBITDA ratio, mainly due to lower EBITDAs, there is no risk of postponing or lack of compliance wit the financial commitments, which are comfortably programmed for the next years.

Net Income/Loss

Suzano Petroquímica registered a R$ 26.3 million net loss in the quarter, effect of the negative R$ 36,7 million financial result (mainly from the Parent Company and Riopol), and also because of the consolidation of Riopol's negative R$ 16.4 million operating result.

Annexes

1. Balance Sheet – Parent Company and Consolidated
2. Income Statement– Parent Company and Consolidated

Annex 1 – Balance Sheet

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	6/30/2006	3/31/2006 Pro Forma
Cash and cash equivalents	49,231	14,471
Other current assets	419,612	600,442
Long-term assets	163,150	123,896
Other permanent assets	1,186,031	1,204,227
Property, plant and equipment	462,493	461,767
Total Assets	**2,280,517**	**2,404,803**
Suppliers	78,919	128,121
Short-term loans	145,689	181,205
Other short-term liabilities	67,348	74,937
Long-term loans	1,007,596	996,176
Other long-term liabilities	20,403	36,588
Future Periods Results	23,068	23,967
Minority interest	-	-
Shareholders' equity	937,494	963,809
Total liabilities	**2,280,517**	**2,404,803**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	6/30/2006	3/31/2006 Pro Forma
Cash and cash equivalents	220,171	35,795
Other current assets	639,459	918,356
Long-term assets	294,635	177,335
Other permanent assets	673,712	718,694
Property, plant and equipment	1,365,525	1,384,417
Total Assets	**3,193,502**	**3,234,597**
Suppliers	144,342	179,709
Short-term loans	224,910	282,324
Other short-term liabilities	108,516	111,890
Long-term loans	1,592,497	1,537,029
Other long-term liabilities	141,972	113,984
Future Periods Results	43,520	44,419
Minority interest	251	1,433
Shareholders' equity	937,494	963,809
Total Liabilities	**3,193,502**	**3,234,597**

Annex 2 – Income Statement

Suzano Petroquímica - Parent Company Income Statement

R$ thousand

(*) ex Politeno	2Q 06	2Q 05 (*) Pro forma	Var. %	1Q 06 (*) Pro forma	Var. %
Gross Revenues	565,993	615,934	-8%	546,357	4%
Gross Revenues Deductions	(132,988)	(148,823)	-11%	(133,709)	-1%
Net Revenues	**433,006**	**467,111**	**-7%**	**412,648**	**5%**
Cost of Goods Sold	(392,841)	(425,250)	-8%	(371,230)	6%
Gross Income	**40,165**	**41,861**	**-4%**	**41,419**	**-3%**
Gross Margin	*9.3%*	*9.0%*		*10.0%*	
Selling Expenses	(33,393)	(27,787)	20%	(31,316)	7%
General and Administrative Expenses	(12,736)	(13,718)	-7%	(15,417)	-17%
Other Net Operating Revenue (Expenses)	6,211	9,792	-37%	40	15585%
Activity Result	**247**	**10,148**	**-98%**	**(5,276)**	**-105%**
Activity Margin	*0.1%*	*2.2%*		*-1.3%*	
Net Financial Revenues (Expenses)	(27,021)	29,261	-192%	17,935	-251%
Financial Revenues	3,282	9,551	-66%	11,012	-70%
Financial Expenses	(30,304)	19,710	-254%	6,923	-538%
Equity Results	(1,544)	2,466		(1,370)	
Goodwill Amortization	(14,860)	(1,089)	1265%	(17,589)	-16%
Net non-Operating Revenues (Expenses)	351	(12,440)	-103%	(769)	-146%
Income Before Income Tax and Social Contributi	**(42,828)**	**28,346**	**-251%**	**(7,068)**	**506%**
Income Tax and Social Contribution	16,512	(10,412)	-259%	738	2136%
Minority Interest	-	(9,433)	-100%	-	
Net Income/Loss for the Year	**(26,316)**	**8,501**	**-410%**	**(6,330)**	**316%**
EBITDA	18,357	27,988	-34%	12,687	45%
EBITDA Margin	*4.2%*	*6.0%*		*3.1%*	

Annex 2 – Income Statement

Suzano Petroquímica - Consolidated Income Statement

R$ thousand

(*) ex Politeno	2Q 06	2Q 05 (*) Pro forma	Var. %	1Q 06 (*) Pro forma	Var. %
Gross Revenues	763,051	717,478	6%	621,654	23%
Gross Revenues Deductions	(170,399)	(167,755)	2%	(146,963)	16%
Net Revenues	**592,652**	**549,723**	**8%**	**474,691**	**25%**
Cost of Goods Sold	(548,728)	(491,597)	12%	(427,308)	28%
Gross Income	**43,924**	**58,126**	**-24%**	**47,384**	**-7%**
Gross Margin	*7.4%*	*10.6%*		*10.0%*	
Selling Expenses	(44,691)	(33,039)	35%	(34,214)	31%
General and Administrative Expenses	(20,798)	(16,647)	25%	(18,243)	14%
Other Net Operating Revenue (Expenses)	8,410	9,848	-15%	652	1189%
Activity Result	**(13,155)**	**18,288**	**-172%**	**-4,422**	**198%**
Activity Margin	*-2.2%*	*3.3%*		*-0.9%*	
Net Financial Revenues (Expenses)	(36,689)	22,035	-267%	15,096	(3)
Financial Revenues	47,796	7,970	500%	11,452	317%
Financial Expenses	(84,485)	14,065	-701%	3,644	-2418%
Equity Results	0	-		-	
Goodwill amortization	(14,860)	(1,089)	1265%	(17,589)	-16%
Net non-Operating Revenues (Expenses)	14,367	(12,374)	-216%	(756)	-2000%
Income Before Income Tax and Social Contributi	**(50,336)**	**26,860**	**-287%**	**(7,670)**	**556%**
Income Tax and Social Contribution	24,599	(8,940)	-375%	1,332	1746%
Monirity Interest	(579)	(9,419)	-94%	8	-7287%
Net Income/Loss for the Year	**(26,316)**	**8,501**	**-410%**	**(6,330)**	**316%**
EBITDA	15,541	33,848	-54%	14,597	6%
EBITDA Margin	*2.6%*	*6.2%*		*3.1%*	

Suzano Petroquímica S.A.

Restatement of Financial Statements for the Quarter Ended March 31, 2006 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
São Paulo – SP – 04717-906
Brasil

Tel: + 55 (11) 5186-1000
Fax:+ 55 (11) 5181-4256
www.deloitte.com.br

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management and Shareholders of
Suzano Petroquímica S.A.
São Paulo – SP

1. We have performed a special review of the accompanying consolidated and individual quarterly financial statements (Restatement) of Suzano Petroquímica S.A. (the "Company"), and subsidiaries, consisting of the balance sheet as of March 31, 2006 and the related statements of income for the quarter then ended and explanatory notes, all prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management. The quarterly financial statements of the jointly-controlled subsidiaries Rio Polímeros S.A. and Politeno Indústria e Comércio S.A. for the quarter ended March 31, 2006, whose investments (R$485,135 thousand e R$164,269 thousand) represent 27.1% of the assets of the Company and the proportional consolidated assets represent 42.1% of the total consolidated assets, were reviewed by other independent auditors, and our special review report, insofar as it relates to the investments, consolidated assets and liabilities and result of operations, and amounts included in explanatory notes to the quarterly financial statements, originated from the financial statements of these jointly-controlled subsidiaries, is based in the reports of these other auditors.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review and on the reports of other independent auditors on the investments in jointly controlled subsidiaries mentioned in paragraph 1, we are not aware of any material modifications that should be made to the quarterly financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil, as applied under the standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of mandatory quarterly financial statements.

4. As mentioned in Note 3, the Company's management decided to restate the quarterly financial information related to the quarter ended March 31, 2006, taking into account the new interpretation related to the purchase and sale agreement of the capital shares of Politeno Indústria e Comércio S.A. In accordance to this new interpretation, with which we concur on, the referred agreement represents a derivative financial instrument, which shall be evaluated at the fair value, taking into account its characteristics. Accordingly, the restated quarterly financial information reflects the reversal of the provision for loss on the alienation of the investment previously recorded.

5. As mentioned in Note 25 to the financial statements, the Company acquired the remaining capital stock (50%) of Polibrasil Participações S.A. ("Polibrasil") and began to consolidate Polibrasil on September 1st, 2005. The Company management decided to present additional financial information that was denominated pro forma statement of income, which presents the Company's results of operations as if Polibrasil had been acquired and merged as from January 1st, 2005. Note 25 describes the assumptions and resulting adjustments used to prepare the pro forma financial information. The pro forma financial information for the quarter ended March 31, 2005 has been subject to the same review procedures mentioned in paragraph 2 and, based on our special review, except for the omission of pro forma adjustments that would reflect the full participation on income, the finance costs that would have been incurred and the goodwill amortization, all retroactively computed to January 1st, 2005, we are not aware of any material modification that should be made to this pro forma financial information to made it consistent with Brazilian accounting practices.

5. The statement of cash flows and statements of changes in financial position for the quarter ended March 31, 2006 are presented for purposes of additional analysis and are not a required part of the basic quarterly financial statements prepared in accordance with accounting practices adopted in Brazil. Such information has been subject to the review procedures applied in the special review of the quarterly financial statements (restatement) and, based on our special review and on the reports of other auditors on the quarterly financial statements of the jointly controlled subsidiaries mentioned in paragraph 1, we are not aware of any material modification that should be made to these additional statements.

6. Brazilian accounting practices vary in certain significant aspects from generally accepted accounting principles in the United States of America. The Company has presented the nature and effect of such differences in Note 26 to the financial statements.

7. We had previously audited the individual and consolidated balance sheets as of December 31, 2005, presented for comparative purposes, and issued an unqualified audit report thereon, dated March 9, 2006. We had previously reviewed the individual and consolidated balance sheet and statements of income for the quarter ended March 31, 2005, presented for comparative purposes, and issue an unqualified special review report thereon, dated May 2, 2005.

8. Except for Note 26 on U.S. GAAP information, the accompanying financial statements and complementary data reflect a translation and partial compilation from the quarterly financial information issued in the Portuguese language. Certain schedules of the original quarterly financial information have not been included in the accompanying statements.

São Paulo, May 9, 2006
(August 4, 2006 as it relates to the restatement of
quarterly financial information discussed in Note 3)

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

João Eugenio Leitão Filho
Engagement Partner

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 3/31/2006	4- 12/31/2005
1	TOTAL ASSETS	2,400,472	2,441,130
1.01	CURRENT ASSETS	614,913	626,283
1.01.01	CASH AND CASH EQUIVALENTS	14,471	183,495
1.01.01.01	CASH AND BANK ACCOUNTS	8,985	173,392
1.01.01.02	TEMPORARY CASH INVESTIMENTS	5,486	10,103
1.01.02	CREDITS	353,186	229,889
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	208,945	108,014
1.01.02.02	RECOVERABLE TAXES	66,964	48,789
1.01.02.03	DEFERRED TAXES	18,686	16,583
1.01.02.04	OTHER CREDITS	58,591	56,503
1.01.03	INVENTORIES	243,889	208,727
1.01.04	OTHER	3,367	4,172
1.01.04.01	PREPAID EXPENSES	3,367	4,172
1.02	NONCURRENT ASSETS	119,566	127,240
1.02.01	MISCELLANEOUS CREDITS	116,389	124,210
1.02.01.01	RECOVERABLE TAXES	40,855	43,530
1.02.01.02	DEFERRED TAXES	37,533	38,898
1.02.01.03	JUDICIAL DEPOSITS	239	4,565
1.02.01.04	TRADE ACCOUNTS RECEIVABLE	10,254	11,406
1.02.01.05	OTHER CREDITS	27,508	25,811
1.02.02	LOANS DUE FROM RELATED PARTIES	3,177	3,030
1.02.02.01	LOANS DUE FROM AFFILIATES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	3,177	3,030
1.02.02.03	LOANS DUE FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	1,665,993	1,687,607
1.03.01	INVESTMENTS	756,530	758,906
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	741,786	740,154
1.03.01.02.01	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	171,031	167,637
1.03.01.02.02	RIO POLÍMEROS S.A	485,135	485,135
1.03.01.02.03	PETROFLEX IND E COMÉRCIO S..A.	64,669	65,656
1.03.01.02.04	SUZANOPAR PETROQUÍMICA LTDA	828	888
1.03.01.02.05	POLIPROPILENO PARTICIPAÇÕES S.A.	20,123	20,838
1.03.01.03	OTHER INVESTMENTS	14,744	18,752
1.03.01.03.01	UNAMORTIZED NEGATIVE GOODWILL	(20,452)	(16,445)
1.03.01.03.02	OTHER	35,196	35,197
1.03.02	PROPERTY AND EQUIPMENT	461,767	473,718
1.03.02.01	OTHER ASSETS	461,767	473,718
1.03.03	DEFERRED CHARGES	447,696	454,983

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2006	4- 12/31/2005
2	TOTAL LIABILITIES	2,400,472	2,441,130
2.01	CURRENT LIABILITIES	384,262	720,274
2.01.01	LOANS	181,205	487,701
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	128,121	130,837
2.01.04	TAXES AND CONTRIBUTIONS	9,124	7,019
2.01.05	DIVIDENDS PAYABLE	4,393	4,353
2.01.06	PROVISIONS	159	0
2.01.06.01	INCOME TAXES	159	0
2.01.07	DEBT WITH RELATED COMPANIES	0	282
2.01.08	OTHER	61,260	90,082
2.01.08.01	SALARIES AND PAYROLL TAXES	8,774	17,009
2.01.08.02	ACCOUNTS PAYABLE	31,594	42,584
2.01.08.03	ADVANCES FROM CUSTOMERS	20,892	30,489
2.01.08.04	SECURITIZATION FUND OBLIGATION	0	0
2.02	LONG TERM LIABILITIES	1,028,434	729,436
2.02.01	LOANS	996,176	687,895
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	12,032	16,014
2.02.03.01	OTHER	12,032	16,014
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	20,226	25,527
2.02.05.01	DEFERRED TAXES	0	0
2.02.05.02	PENSION PLAN PROVISION	0	0
2.02.05.03	ACCOUNTS PAYABLE	20,226	25,527
2.02.05.04	TAX PAYABLE	0	0
2.02.05.05	ACCOUNTS PAYABLE TRADE	0	0
2.03	DEFERRED INCOME	23,967	24,866
2.05	SHAREHOLDERS' EQUITY	963,809	966,554
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID. /AFFIL. COMPANIES	0	0
2.05.04	PROFIT RESERVES	140,271	140,271
2.05.04.01	LEGAL RESERVE	10,207	10,207
2.05.04.02	STATUTORY RESERVES	130,064	130,064
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	(2,745)	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77

STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2006 TO 03/31/2006	4- FROM 01/01/2006 TO 0 3/31/2006	5- FROM 01/01/2005 TO 03/31/2005	6- FROM 01/01/2005 TO 03/31/2005
3.01	GROSS REVENUE (SALES AND SERVICES)	546,357	546,357	0	0
3.02	DEDUCTIONS OF GROSS REVENUE	(133,709)	(133,709)	0	0
3.03	NET REVENUE (SALES AND SERVICES)	412,648	412,648	0	0
3.04	COST OF GOODS AND SERVICES SOLD	(371,230)	(371,230)	0	0
3.05	GROSS PROFIT	41,418	41,418	0	0
3.06	OPERATING REVENUES (EXPENSES)	(44,746)	(44,746)	26,893	26,893
3.06.01	SELLING EXPENSES	(31,317)	(31,317)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(15,418)	(15,418)	(4,421)	(4,421)
3.06.03	FINANCIAL	17,937	17,937	698	698
3.06.03.01	INTEREST INCOME	11,013	11,013	1,030	1,030
3.06.03.02	INTEREST EXPENSE	6,924	6,924	(332)	(332)
3.06.04	OTHER OPERATING INCOME	40	40	0	0
3.06.05	OTHER OPERATING EXPENSES	(17,589)	(17,589)	(167)	(167)
3.06.05.01	GOODWILL AMORTIZATION	(17,589)	(17,589)	(167)	(167)
3.06.06	EQUITY PICK UP FROM INVESTEES	1,601	1,601	30,783	30,783
3.07	OPERATING INCOME	(3,328)	(3,328)	26,893	26,893
3.08	NON OPERATING INCOME	(155)	(155)	5	5
3.08.01	INCOME	0	0	5	5
3.08.02	EXPENSES	(155)	(155)	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING	(3,483)	(3,483)	26,898	26,898
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	738	738	144	144
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(2,745)	(2,745)	27,042	27,042
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	226,695	226,695
	INCOME PER SHARE			0,11929	0,11929
	LOSS PER SHARE	(0,01211)	(0,01211)		

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

EXPLANATORY NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of Reais, unless otherwise indicated)

1) OPERATIONS

The operations of Suzano Petroquímica S.A. (the "Company"), a publicly-owned company, include: (a) manufacturing, development, importation and exportation of polypropylene used in the production of auto parts, household appliances, containers, bottles, packaging, carpets, furniture and other; (b) holding company of investments in any company or enterprise; (c) leasing or granting the use of its assets relating to the above activities referred to in item (a) above; and (d) rendering of services relating to the activities described above.

Up to November 30, 2005, the Company was a holding company which held certain investments in jointly-controlled companies. The Company began to have its own operations after the acquisitions described in Note 2 below.

The Company holds investments in the following jointly-controlled subsidiaries:

Politeno Indústria e Comércio S.A. ("Politeno")

Production of polyethylene used for production of plastic bags and films, packaging, domestic utilities, toys, agricultural canvas, cleaning products and other.

On April 4, 2006 the Company sold its interest in this subsidiary as explained in Note 26.

Petroflex Indústria e Comércio S.A. ("Petroflex")

Production of emulsion and solution elastomers used for production of tires, tread bands and rubber for shoes, televisions, refrigerators, hoses, gaskets, pads, bushing, carpets and other.

Rio Polímeros S.A. ("Rio Polímeros")

On October 31, 2005, Rio Polímeros completed its pre-marketing operations, which included purchasing and resale of polyethylene manufactured by third parties, the objectives of which were the training of sales, logistics and technical assistance teams, and testing of distribution systems, to prepare for the operating phase of the plant.

In the first quarter of 2006, Rio Polímeros carried on the construction of the Gas-chemical plant in Duque de Caxias, aiming the annual production of 540 thousands tons of polyethylene, from the fraction of natural gas produced in Bacia de Campos. The construction, engineering and assembling services, initiated in November 2001, were conducted by the Consortium of ABB Lummus and Snamprogetti.

Production of polyethylene was initiated in November of 2005 in pre-operating regime and on March 31, 2006 Rio Polímeros concluded the performance tests of the plant.

2) CHANGE IN OPERATIONS AND CORPORATE STRUCTURE

On September 1st, 2005, the Company acquired all capital stock of Brasil Poliolefinas Ltda. from Basell International Holdings BV ("Basell"). Brasil Poliolefinas Ltda.'s sole asset was 50% of the capital stock of Polibrasil Participações S.A. ("Polibrasil"). As a result of this acquisition, the Company held 100% of the capital stock of Polibrasil, which in turn held 98.1% of the capital stock of Polipropileno S.A., which in turn owns 100% of the capital stock of Polibrasil Resinas S.A., an operating company with total annual production capacity of 625,000 tons of polypropylene and 25,000 tons of polypropylene compounds. At the same time the Company agreed to sell 100% of the polypropylene compound business to Basell.

The price of the acquisition of Basell Brasil Poliolefinas Ltda., subsequently renamed Suzano Poliolefinas Ltda., amounted to R$668,493, generating goodwill of R$418,460, representing expectation of future profitability.

On September 30, 2005, the indirect subsidiaries Suzano Poliolefinas Ltda. and Polibrasil Participações S.A. were merged into the direct subsidiary Suzano Química Ltda., which became a direct shareholder of Polipropileno S.A.

On November 29, 2005, the subsidiary Suzano Química Ltda. acquired an additional 1.38% of Polipropileno S.A. for R$17,927 in a public offering, generating goodwill of R$10,320. Polipropileno S.A. then redeemed its remaining capital stock (less than 5% of total stock) by means of a deposit of R$6,582 to make future liquidation payments to the remaining minority shareholders that did not participate in the public offering. As a result, Suzano Química Ltda. became the owner of 100% of the capital stock of Polipropileno S.A.

On November 30, 2005, Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into the Company, which became an operating company, a manufacturer of polypropylene.

3) PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices and the rules and regulations of the Brazilian Securities Exchange Commission (CVM).

These quarterly financial statements represent a restatement of those originally reported and were produced in order to demonstrate an important change occurred in the technical interpretations associated to the recognition of the sale of the participation in the capital of Politeno Indústria e Comércio S.A.'s ("Politeno"), which is discussed in Note 26. Originally, Company management decided to recognize a provision for loss on the sale of such investment, which occurred on April 4, 2006, taking into account that the initial value received was lower than the investment's book value, and the additional portion of the price being dependent on the behavior of the so-called "spread" of the average polyethylene price to be practiced during the 18 months subsequent to the sale. After the original disclosure of the

quarterly financial statements for the quarter ended March 31, 2006, the interpretation of the purchase and sale agreement evolved to the characterization of the agreement as a hybrid derivative financial instrument, which should have been recorded at the fair value. Accordingly, the current restatement of the financial information related to the quarter ended March 31, 2006 includes the full reversal of the provision for loss previously recorded in the amount of R$25.6 million (amount net of the gain on the swap of Norquisa shares for Braskem shares, a transaction fully related to the sale of Politeno shares). In the absence of a loss in the transaction subsequent to the quarter closing, there is no need of providing for such a loss on the sale of the investment, and the alienation will be reflected in the Financial Information for the quarter ended June 30, 2006. As a result of the new accounting treatment of this transaction, the financial statements for the quarter ended March 31, 2006 were changed as follows:

	Individual Financial Statements		
	Original Information	Adjustments	Restated Information
Total Assets	2,379,169	21,303	2,400,472
Noncurrent Assets	123,896	(4,330)	119,566
Permanent Assets	1,640,360	25,633	1,665,993
Total Liabilities	2,379,169	21,303	2,400,472
Long Term Liabilities	1,032,764	(4,330)	1,028,434
Equity in gains (losses) of subsidiaries	(24,032)	25,633	1,601
Net Income (Loss)	(28,378)	25,633	(2.745)
Shareholders' Equity	938,176	25,633	963,809
	Consolidated Financial Statements		
	Original Information	Adjustments	Restated Information
Total Assets	3,296,625	(13,827)	3,282,798
Noncurrent Assets	240,380	(4,330)	236,050
Permanent Assets	2,173,531	(9,497)	2,164,034
Total Liabilities	3,296,625	(13,827)	3,282,798
Current Liabilities	658,355	(35,130)	623,225
Long Term Liabilities	1,653,628	(4,330)	1,649,298
Equity in gains (losses) of investees	(25,860)	25,633	(227)
Net Income (Loss)	(28,378)	25,633	(2,745)
Shareholders' Equity	938,176	25,633	963.809

The Company's consolidated financial statements as of March 31, 2006, which reflect the 100% ownership interest in the Polibrasil companies, are not comparable to the financial statements as of and for the quarter ended March 31, 2005, which reflected the 50% ownership

of that jointly-controlled subsidiary. For better understanding and comparability we are presenting in Note 25 a pro forma income statement as of March 31, 2005 as if Polibrasil Participações S.A. had been consolidated by the Company as from January 1, 2005 and considering the seller's interest (Basell) as minority interest.

The preparation of financial statements requires the use of estimates. Accounting estimates were based on objective and subjective factors, including management's judgment in determining the adequate amount to be recorded in the financial statements. Significant items subject to estimates and assumptions include the allowance for doubtful accounts, provisions for losses on other current assets, useful lives of fixed assets, goodwill and its amortization, deferred income tax assets, provision for contingencies and the fair value of financial instruments. The Company reviews estimates and assumptions regularly. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may differ from the estimates included in these financial statements.

4) DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

a) Recognition of revenues and expenses

The result of operations is determined based on the accrual basis. Sales revenue is recognized when all related risks and benefits of products are transferred to the customer. Revenue is not recognized if there is significant uncertainly as to its realization.

b) Items denominated in foreign currencies

Monetary assets and liabilities denominated in foreign currencies are recorded based on the exchange rate at the balance-sheet date. Changes in exchange rates result in transaction gains and losses which are recognized currently in income.

c) Rights and obligations

Monetarily restated according to contractual financial charges or exchange rates, to reflect amounts accrued through the balance sheet date.

d) Cash and cash equivalents

Cash and cash equivalents include petty cash, bank accounts and highly-liquid temporary cash investments with original maturities of less than 90 days. Temporary cash investments

are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value.

e) Marketable securities

Represented by stock of listed companies recorded at the lower of cost or fair market value.

f) Allowance for doubtful accounts

Determined by means of the analysis of historic losses, assessment of balances with realization risks, specific risks of the portfolio, past experience and negotiations in process.

g) Inventories

Stated at average cost of acquisition or production, which does not exceed market value. Production costs reflect the full absorption method based on normal the utilization of production capacity; the impact of underutilization of capacity is charged to income currently. Spare parts are stated at acquisition cost and charged to manufacturing costs upon consumption or obsolescence.

h) Investments

The jointly-controlled subsidiaries investments are recorded by the equity method. All other investments are recorded by the cost method. Goodwill from acquisitions relates to the expectation of future profitability and is being amortized over periods of seven to ten years. Capital stock in companies which have been destined for sale is reclassified to current assets and is carried at the lower of cost or market value. The Company reviews the accounting practices used by subsidiaries and, in case of differences with the Company's accounting practices, records adjustments to conform these practices.

i) Property, plant and equipment

Stated at acquisition or construction cost, plus interest and other financial charges incurred during construction. Depreciation is computed under the straight-line method at the rates based on the estimated useful lives of the assets (see Note 13).

j) Deferred charges

Expenditures incurred during pre-operating phase are recorded at cost and deferred and amortized after the start-up for ten years. In the consolidated balance sheet and in the Company's individual balance sheet after the merger of subject companies, balances of goodwill resulting from the acquisition of subsidiaries mentioned in Note 2 are reclassified

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

to deferred charges. Goodwill from acquisitions relates to the expectation of future profitability, and is being amortized over a period of seven to ten years.

k) Scheduled shutdown of plants

Costs incurred as a result of scheduled shutdown of plants for maintenance purposes are charged to income currently.

l) Income and social contribution taxes

Recognized on the accrual basis. Deferred income taxes have been provided for on temporary differences between the tax basis and book basis of assets and liabilities. Deferred income taxes on tax losses and temporary differences were recognized taking into account the historical profitability and the expectations of generation of future taxable income based on feasibility studies. Subsidiaries located in the State of Bahia or which operate plants located there are entitled to a benefit of reduction in and/or exemption of income tax which was granted in prior years. The benefit is deducted from income tax payable and recorded by the individual companies as capital reserves, directly in shareholders' equity. For purposes of the consolidated financial statements, income tax expense is stated at the amount net of the tax-incentive exemption or reduction.

m) Provisions

A provision is recorded in the balance sheet when the Company has an obligation by law or resulting from a past event and it is probable that funds or assets will be needed to settle such obligation. Provisions are recorded based on the best estimates of the risk involved.

n) Deferred income

Related to unamortized negative goodwill from acquisitions. Negative goodwill is amortized only in the event that the investment is sold or written off.

o) Foreign subsidiary's currency translation method

Financial statements of foreign subsidiaries have been translated into local currency under the current rate method, i.e., assets, liabilities and shareholders' equity at the exchange rate in force at the balance sheet date and statement of income elements at the yearly average exchange rate. The effects from the changes in exchange rates on the opening equity and from the use of the average exchange rate to translate statement of income elements are recognized on income currently.

p) Interest on capital

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Recorded originally in accounting records as finance income, when declared or paid by subsidiaries or affiliates, and as finance expense when interest is appropriated to shareholders. However, for purposes of the financial statements the Company uses the essence of the transaction and, accordingly, credits and charges for interest on capital are considered as dividends received and paid and do not flow through income. Consequently, interest on capital received from subsidiaries and affiliates is credited to the investment caption, and interest on capital paid or payable to shareholders is charged to retained earnings.

q) Pension plan contributions

Contributions to private defined-contribution pension plans, computed according to the rules of such plans, are charged monthly to income. For the few cases of employees who remain entitled to defined-benefit plans, a provision is recorded to recognize the possible deficit, if any, determined on the basis of studies developed by independent actuaries.

r) Financial instruments - derivatives

Derivative contracts are accounted at period end using their respective settlement values. Gains and losses earned or incurred as from these instruments are recognized as revenues and expenses currently.

5) CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements include the Company and its direct and indirect subsidiaries, and the Company's jointly-controlled subsidiaries, which were proportionally consolidated, according to the following percentage shares:

	2006		2005	
	Voting %	Total %	Voting %	Total %
Suzano Química Ltda.	-	-	(b)	(b)
Suzanopar Petroquímica Ltd.	100.00	100.00	100.00	100.00
Polibrasil Participações S.A.	-	-	(a)	(a)
Polipropileno S.A.	-	-	(b)	(b)
Polibrasil Resinas S.A.	-	-	(b)	(b)
Polibrasil Compostos S.A.	-	-	(b)	(b)
Norcom Compostos Termoplásticos do NE S.A.	-	-	(c)	(c)
Polipropileno Participações S.A.	96.46	96.46	96.46	93.40
Petroflex Indústria e Comércio S.A.	20.14	20.14	20.14	20.12
Rio Polímeros S.A.	33.33	33.33	33.33	33.33

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

SPQ Investimentos e Participações Ltda.	100.00	100.00	100.00	100.00
Politeno Indústria e Comércio S.A.	35.00	33.89	35.00	33.89
Politeno Empreendimentos Ltda.	99.99	99.99	99.99	99.99

(a) Company merged into Suzano Química Ltda. as of September 30, 2005.

(b) Companies merged into Suzano Petroquímica S.A. as of November 30, 2005.

(c) Company alienated to Basell as of September 1, 2005.

Description of the main consolidation procedures:

- Elimination of assets and liabilities between consolidated companies.
- Elimination of participation in capital, reserves and retained earnings of consolidated subsidiaries.
- Elimination of income, expenses and unrealized income from intercompany transactions.
- Segregation of minority interests from equity and results of operations.
- The elements of the financial statements of jointly-controlled subsidiaries were consolidated and eliminated (when this was the case) at the subject percent rate of participation in total capital (proportional consolidation).
- The financial position of the Securitization Fund (FIDC) formed by receivables of the jointly-controlled subsidiary Petroflex was consolidated into the Company according to its share on the subsidiary's capital. The amount of subordinated shares owned by the jointly-controlled subsidiary was eliminated against the total equity of the FIDC, the net amount of which was classified as a current liability with FIDC investors.

6) CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Petty cash	-	14	-	14
Bank accounts	8,985	173,378	13,745	177,649
Temporary cash investments	5,486	10,103	26,577	38,066
	14,471	183,495	40,322	215,729

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

7) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Domestic clients	308,387	279,476	420,407	383,082
Foreign clients	62,769	44,359	101,943	86,441
	371,156	323,835	522,350	469,523
Discounted receivables	(2,047)	(11,427)	(22,294)	(37,462)
Vendor operations (*)	(141,239)	(186,483)	(141,910)	(189,642)
Allowance for doubtful accounts	(8,671)	(6,505)	(18,325)	(15,083)
	219,199	119,420	339,821	227,336
Receivables classified under current assets	208,945	108,014	323,425	214,312
Receivables classified under long-term assets	10,254	11,406	16,396	13,024

(*) Vendor operations have been contracted with financial institutions according to limits defined by the Company, which guarantees payment by the corresponding client (principal and financial charges), As of March 31, 2006, R$1,115 of total vendor operations were past due for 30 days,

The summary of aging of accounts receivable is as follows:

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Current accounts:				
From 1 to 30 days	203,178	114,218	256,558	176,183
From 31 to 60 days	85,713	105,026	140,122	150,906
From 61 to 90 days	24,809	48,380	30,917	54,210
From 91 to 360 days	24,705	20,438	30,567	38,624
More than 360 days	10,253	11,406	16,113	1,918
	348,658	299,468	474,277	421,841
Past-due accounts:				
From 1 to 30 days	12,549	16,977	23,323	22,066
From 31 to 60 days	1,285	818	3,117	4,072

From 61 to 90 days	1,553	264	2,184	1,886
From 91 to 360 days	2,471	1,595	6,744	5,869
More than 360 days	4,640	4,713	12,705	13,789
	22,498	24,367	48,073	47,682
	371,156	323,835	522,350	469,523

8) INVENTORIES

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Finished products	186,511	156,145	229,678	188,530
Work in progress	6	6	9,257	10,958
Raw materials	35,063	32,742	59,286	61,536
Auxiliary materials and other	8,931	8,578	9,204	13,615
Maintenance materials	15,032	14,534	26,746	21,068
Provision for losses in inventories	(1,654)	(3,278)	(1,654)	(3,278)
	243,889	208,727	332,517	292,429

9) RECOVERABLE TAXES

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Recoverable income and social contribution taxes	3,249	5,809	7,370	13,365
Recoverable ICMS tax	96,718	85,704	205,520	193,039
Provision for losses on ICMS tax credits	(5,408)	(4,092)	(10,779)	(9,140)
Other	13,260	4,898	24,772	13,388
	107,819	92,319	226,883	210,652
Amount classified under current assets	66,964	48,789	85,701	69,360
Amount classified under long-term assets	40,855	43,530	141,182	141,292

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The Company and its jointly-controlled subsidiaries have accumulated ICMS tax credits as a result of the interstate sales, the tax rate of which is lower than the rate on purchases of raw materials, and of export sales which are exempted from this State tax,

The Company and the jointly-controlled subsidiaries have developed tax planning strategies for recovery of accumulated ICMS tax credits represented by the initiatives discussed below, The provisions for losses on these credits have been determined on the basis of the average discounts granted in negotiations,

Company

Plant located in Duque de Caxias - RJ

Deferral (exemption) of payment of ICMS on purchases of raw materials performed within the State of Rio de Janeiro, in the importation of materials and merchandise destined to manufacturing and in the importation of machinery, equipment, spare parts and accessories for machinery and equipment, As a result, there are no new credits on these acquisitions, permitting the realization of existing credits,

Plant located in Camaçari - BA

1) Deferral (exemption) of payment of ICMS on importation of materials used for manufacturing purposes, on purchases from suppliers located in the State of Bahia and on importation of machinery and equipment, As a result, there are no new credits on these acquisitions, permitting the realization of existing credits,

2) Monthly transfer of ICMS tax credits arising from local sales to the naphtha cracker (Bahiaplast Program),

3) Negotiations with the tax authorities of the State of Bahia for the transfer of R$30 million of tax credits to third parties, with a maximum discount estimated in 10%,

4) Transfer of exportation of products manufactured in the Camaçari plant to the plant in Duque de Caxias,

Plant located in Mauá - SP

1) Negotiations with the State tax authorities for the transfer of ICMS tax credits on exports, amounting to R$14 million, to be used in 2006 for the payment of raw material purchases without any discount,

2) Negotiation of a special tax regime for appropriation and automatic transfer of export tax credits by means of insurance (Fast-Track),

3) Negotiation of tax incentive project for the plastic industry chain, aimed at the reduction of the intra-state tax rate of basic and intermediary petrochemical products to 12%, neutralizing the accumulation of credits resultant from the inter-state sales,

Jointly-controlled subsidiaries

Politeno

The Company's participation on the total ICMS tax credits of this jointly controlled subsidiary amounts to R$47,995 as of March 31, 2006 (R$45,471 in 2005), As explained in footnote n° 26, on April 5, 2006 the Company sold its interest in the subsidiary.

Rio Polímeros

The Company's participation on the tax credits of Rio Polímeros S.A, on March 31, 2006 amounts to R$49,050 (R$51,247 in 2005), being a portion of R$48,590 the long-term obligation, based on current legislation, from the ICMS on the importation of equipment and spare parts for the setting up of the plant.

The Company and the jointly controlled subsidiaries will continue to review periodically the realization of ICMS balances and the need to adjust the provision to bring the asset to the likely value to be recovered.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

10) INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income tax assets

Deferred income tax assets of the Company, its subsidiaries and jointly controlled subsidiaries included in the financial statements arise from temporary differences and tax losses,

On March 31, 2006, the Company has accumulated tax losses for purposes of corporate income tax amounting to R$122,227 (R$120,603 in 2005) and tax losses for purposes of social contribution tax amounting to R$136,936 (R$135,451 in 2005),

The composition of deferred income tax assets is as follows:

	03/31/2006					
	Suzano Petroquímica S.A.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Politeno Indústria e Comércio S.A.	Total	12/31/2005
Current:						
Tax losses	13,011	-	948	-	13,959	12,523
Temporary differences	5,675	-	265	-	5,940	4,718
	18,686	-	1,213	-	19,899	17,241
Long term:						
Tax losses	29,846	984	-	-	30,830	30,814
Temporary differences	7,687	-	3,532	3,598	14,817	15,744
	37,533	984	3,532	3,598	45,647	46,558

The Company's management and the management of jointly-controlled subsidiaries, based on profit projections, recognized tax credits on accumulated tax losses (for both corporate income and social contribution tax purposes). These tax losses do not expire, but are limited to 30% of yearly taxable income.

Based on its projections the Company's management and the management of jointly-controlled subsidiaries, estimated the realization of such tax credits as follow:

Year of realization	Consolidated
Current (2006)	19,899
2007	14,387
2008	12,141
2009	10,427
2010	8,692
Long term	45,647
Total	65,546

b) Income tax expense reconciliation

	Company		Consolidated	
	03/31/ 2006	03/31/ 2005	03/31/2006	03/31/ 2005
Income (loss) before income taxes	(3,483)	26,898	(2,925)	34,836
Unrecognized tax credits of certain companies	-	3,885	392	4,965
	(3,483)	30,783	(2,533)	39,801
Combined income and social contribution tax rate	34%	34%	34%	34%
Income taxes at the combined rate	1,184	(10,466)	861	13,532
Exchange rate changes on foreign investments	-	-	(14)	435
ADENE tax incentives	-	-	900	5,652
Equity method pick up	545	10,466	-	-
Goodwill amortization	(1,002)	-	(1,002)	(157)
Interest on capital to shareholders (collected and paid)	-	-	-	-
Tax credits on temporary differences from prior years	-	-	-	48
Other permanent additions (exclusions)	11	144	40	(141)
Total income tax credit (expense)	738	144	785	(7,695)
Current income taxes	-	-	(978)	(7,263)
Deferred income taxes	738	144	1,763	(432)
	738	144	785	(7,695)

The Company has tax incentives up to fiscal year 2013, consisting of a 25% reduction of corporate income tax on the portion of operating profits earned by the Camaçari plant, which is located in the State of Bahia, a tax-incentive region subject to the jurisdiction of ADENE (Northeast Region Development Agency).

11) INVESTMENTS

	Company		Consolidated	
	03/31/2006	12/31/2005	03/31/2006	12/31/2005
Consolidated investees	741,786	740,155	-	-
Goodwill (negative goodwill)	(20,452)	(16,445)	-	-
Other investments at acquisition cost:				
Petroquímica União S.A.	33,385	33,385	33,385	33,385
Nordeste Química S.A. - Norquisa	-	-	55,703	63,427
Allowance for losses	-	-	(21,989)	(30,596)
Other	1,811	1,811	3,989	4,867
	756,530	758,906	71,088	71,083

In the consolidated balance sheet as of March 31, 2006, goodwill and negative goodwill has been reclassified to deferred income, respectively, and originated from the following subsidiaries:

	Goodwill (negative goodwill)
Petroflex Indústria e Comércio S.A.	(17,593)
Polipropileno Participações S.A.	(2,859)
	(20,452)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Position and summary of activity of investments in consolidated subsidiaries:

Subsidiaries	SPQ Investimentos e Participações Ltda.	Rio Polímeros S.A.	Petroflex Indústria e Comércio S.A.	Suzanopar Petroquímica Ltd.	Polipropileno Participações S.A. (2)	Total
a) Interest in the capital as of December 31, 2005						
Quotas and shares owned:						
Quotas	144,375,597	-	-	-	-	
Common shares	-	421,294,800	4,759,274	269,999	11,358,906,301	
Preferred shares	-	97	2,320,592	-	5,276,545,162	
Voting capital	100.00%	33.33%	20.14%	100.00%	96.46%	
Total capital	100.00%	33.33%	20.12%	100.00%	93.54%	
b) Information on subsidiaries as of March 31, 2006						
Capital	144,376	1,460,546	161,880	632	66,344	
Adjusted shareholders' equity	170,765	1,455,407	321,429	827	31,666	
Adjusted results for the period	3,128	-	(4,909)	(61)	(140)	
c) Investments						
Balance as of December 31, 2004	163,563	-	-	-	-	163,563
Distributed profits	(25,020)	-	-	-	-	(25,020)
Acquisition	-	466,980	68,550	837	20,836	557,203
Capital increase	-	18,155	-	-	-	18,155
Equity in gains of subsidiaries	29,094	-	1,018	51	2	30,165
Interest on own capital	-	-	(2,011)	-	-	(2,011)
Receivable dividends	-	-	(1,901)	-	-	(1,901)
Balance as of December 31, 2005	167,637	485,135	65,656	888	20,838	740,154
Acquisition of minority stock	-	-	-	-	31	31
Equity in losses of subsidiaries	3,394	-	(987)	(60)	(746)	1,601
Balance as of March 31, 2006	171,031	485,135	64,669	828	20,123	741,786
Last stock price at São Paulo Stock Exchange - BOVESPA:						
3/31/06 - ON	-	-	16.40	-	-	
3/31/06 - PNA	-	-	15.95	-	-	

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The summary of activity of the investment caption of SPQ Investimentos e Participações Ltda. in the jointly-controlled subsidiary Politeno Indústria e Comércio S.A. as of December 31, 2005 and March 31, 2006 are as follows:

	Politeno Indústria e Comércio S.A.	
	03/31/2006	12/31/2005
a) % Share ownership		
Voting capital	35.00%	35.00%
Total capital	33.89%	33.89%
b) Shares owned		
Common	21,847,901,299	21,847,901,299
Preferred A	453,216,540	453,216,540
Preferred B	117,770,373	117,770,373
c) Information on subsidiary as of March 31, 2006		
Capital	359,868	359,868
Adjusted shareholder's equity	480,804	470,557
Adjusted result for the period	7,674	63,241
d) Investment		
December 31, 2004	147,044	147,044
Dividends	(16,052)	(16,052)
Equity in gains of subsidiary	29,692	29,692
December 31, 2005	160,684	160,684
Equity in gains of subsidiary	3,585	
Equity value as of March 31, 2006	164,269	
Last stock price at São Paulo Stock Exchange (per thousand shares):		
02/22/06 - PNA	18.00	19.49
03/31/06 – PNB	6.24	5.01

(*) SPQ Investimentos e Participações Ltda. alienated on April 5, 2006 its investment at Politeno, as discussed in Note 27

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The balance sheets and income statements of subsidiaries and jointly controlled subsidiaries included in consolidation are as follows (total amounts, no proportional participation in case of jointly controlled subsidiaries):

	Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd		Polipropileno Participações S.A		Politeno Indústria e Comércio S.A.	
	Preoperating		Consolidated		Company		Company		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
ASSETS										
Current assets	187,541	157,321	519,006	499,468	828	888	525	512	288,671	294,27[illegible]
Cash and cash equivalents	7,135	41,829	85,182	58,310	828	888	185	180	13,251	13,66[illegible]
Trade accounts receivable	64,383	25,202	172,640	186,913	-	-	-	-	174,897	178,29[illegible]
Inventory	101,025	64,360	150,332	182,188	-	-	-	-	72,313	74,95[illegible]
Tax credits	12,027	16,003	55,262	63,244	-	-	340	332	8,729	7,35[illegible]
Other assets	2,971	9,927	55,590	8,813	-	-	-	-	19,481	20,00[illegible]
Long-term assets	150,391	150,360	32,236	29,121	-	-	-	-	184,530	164,01[illegible]
Tax credits	148,739	148,739	17,556	25,877	-	-	-	-	146,087	148,28[illegible]
Other assets	1,652	1,621	14,680	3,244	-	-	-	-	38,443	15,72[illegible]
Permanent assets	3,143,745	3,117,985	428,899	419,017	-	-	24,827	24,827	176,524	194,83[illegible]
Investments	-	-	2,225	2,225	-	-	24,827	24,827	30,980	53,60[illegible]
Fixed assets	2,510,422	2,517,354	426,674	416,792	-	-	-	-	141,287	137,06[illegible]
Deferred assets	633,323	600,631	-	-	-	-	-	-	4,257	4,15[illegible]
TOTAL ASSETS	3,481,677	3,425,666	980,141	947,606	828	888	25,352	25,339	649,725	653,11[illegible]

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

	Rio Polímeros S.A.		Petroflex Indústria e Comércio S.A.		Suzanopar Petroquímica Ltd		Polipropileno Participações S.A		Politeno Indústria e Comércio S.A.	
	Preoperating		Consolidated		Company		Company		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
LIABILITIES AND EQUITY										
Current liabilities	386,702	266,560	302,200	462,162	-	-	7	-	161,268	148,935
Loans	266,612	146,411	60,879	156,233	-	-	-	-	72,048	68,290
Other liabilities	120,090	120,149	241,321	305,929	-	-	7	-	89,220	80,645
Long-term liabilities	1,639,568	1,703,699	356,512	159,108	-	-	3,176	3,030	7,653	10,999
Loans	1,453,771	1,515,779	279,649	81,111	-	-	3,176	3,030	1,822	5,237
Other liabilities	185,797	187,920	76,863	77,997	-	-	-	-	5,831	5,761
	-	-	-	-	-	-	-	-	-	1
SHAREHOLDERS' EQUITY	1,455,407	1,455,407	321,429	326,336	828	888	22,169	22,309	480,804	493,184
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,481,677	3,425,666	980,141	947,606	828	888	25,352	25,339	649,725	653,119
INCOME STATEMENT										
Net revenue	-	43,285	308,378	377,659	-	-	-	-	276,745	308,614
Cost of goods sold	-	(41,008)	(278,730)	(266,641)	-	-	-	-	(235,847)	(234,137)
Gross profit	-	2,277	29,648	111,018	-	-	-	-	40,898 74	,477
Operating expense	-	(4,638)	(24,206)	(28,148)	-	(5)	(9)	(67)	(29,408)	(28,168)
Interest income (expense)	-	38	(13,357)	(12,215)	16	310	(131)	(112)	558	(3,164)
Operating income	-	(2,323)	(7,915)	70,655	16	305	(140)	(179)	12,048	43,145
Nonoperating income	-	-	55	(1,946)	-	-	-	-	(240)	46
Income tax	-	756	2,951	(26,173)	-	-	-	-	(4,134)	(15,084)
Minority interest	-	-	-	-	-	-	-	24	-	-
NET INCOME (LOSS)	-	(1,567)	(4,909)	42,536	16	305	(140)	(155)	7,674	28,107

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

12) RELATED PARTIES

The balances and transactions with related parties are described below, There have been no relevant commercial transactions among the Company and subsidiaries and jointly--controlled subsidiaries and among subsidiaries.

	Company 03/31/2006		
	Assets		
	Current Accounts receivable	Non current Intercompany loans	Revenues
Consolidated related parties			
Polipropileno Participações S.A.	-	3,177	147
	-	3,177	147

	Company		
	12/31/2005		3/31/2005
	Liabilities		
	Current Accounts payable	Non current Intercompany loans	(Expenses)
Consolidated related parties			
Polipropileno Participações S.A.	3,030	-	-
Non consolidated related parties			
Suzano Holding S.A.	-	282	(805)
	3,030	282	(805)

	Consolidated				
	03/31/2006			12/31/2005	3/31/2005
	Assets	Liabilities		Liabilities	Transactions
	Long-term Accounts receivable	Current Accounts payable	Revenue (expense or purchases)	Current Accounts payable	Revenue (expense or purchases)
Company with nonconsolidated related parties	-	-	-	282	(805)
From Suzano Química Ltda, with	-	-	-	-	-

nonconsolidated parties					
Jointly-controlled subsidiaries with nonconsolidated related parties	-	-	-	-	-
Polibrasil Participações S,A, (*)				-	-
Rio Polímeros S,A,	1,212	-	(84,942)	-	-
Politeno Indústria e Comércio S,A,	-	-	-	-	(86,124)
Petroflex Indústria e Comércio S,A,	58	-	(21,156)	-	(22,820)
	1,270	-	(106,098)	282	(109,749)

13) PROPERTY, PLANT AND EQUIPMENT

	Company						
	Weighted yearly Average depreciation - %	03/31/2006			12/31/2005		
		Cost	Depreciation	Net book value	Cost	Depreciation	Valor Residual
Land	-	13,598	-	13,598	13,596	-	13,596
Buildings	4	95,419	(27,499)	67,920	95,419	(26,575)	68,844
Machinery and equipment	10	594,509	(258,107)	336,402	586,634	(243,176)	343,458
Furniture, fixture ans installations	10	72,446	(45,781)	26,665	71,551	(44,934)	26,617
Computer hardware and other	20	15,335	(12,720)	2,615	14,942	(12,485)	2,457
Vehicles	20	3,953	(2,606)	1,347	3,651	(2,557)	1,094
Other items	10	5,435	(3,535)	1,900	11,059	(4,654)	6,405
Construction in progress	-	11,320	-	11,320	11,247	-	11,247
		812,015	(350,248)	461,767	808,099	(334,381)	473,718

		Consolidated					
	Weighted yearly average depreciation rate - %	03/31/2006			12/31/2005		
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Land	-	24,466	-	24,466	22,569	-	22,569
Buildings	4	95,535	(27,502)	68,033	95,525	(26,577)	68,948
Buildings	2,5	14,686	(2,693)	11,993	14,686	(2,596)	12,090
Buildings	5	21,822	(16,451)	5,371	21,809	(15,332)	6,477
Machinery and equipment	10	595,882	(258,200)	337,682	587,874	(243,240)	344,634
Machinery and equipment	5,7	66,547	(21,963)	44,584	66,917	(22,510)	44,407
Machinery and equipment	6,7	168,395	(135,269)	33,126	166,060	(133,830)	32,230
Furniture, fixture and installations	10	77,007	(47,692)	29,315	75,911	(46,903)	29,008
Vehicles	20	4,394	(2,794)	1,600	4,110	(2,759)	1,351
Leasehold improvements	50	327	(232)	95	327	(216)	111
Leasehold improvements	4,7	-	-	-	1,893	(909)	984
Computer hardware and other	20	21,733	(17,172)	4,561	22,160	(16,242)	5,918
Other items	10	8,775	(4,748)	4,027	11,184	(4,658)	6,526
Construction in progress	-	867,835	-	867,835	868,242	-	868,242
		1,967,404	(534,716)	1,432,688	1,959,267	(515,772)	1,443,495

From the total balance of construction in progress, R$867,835 (R$868,242 in 2005) relate to the participation of the Company in the balance of investments made in the construction, assembly and engineering of the plant of Rio Polímeros, being conducted by ABB Lummus/Snamprogetti. The project involves the transfer of technology from Univation Technologies for the production of polyethylene and from ABB Lummus Global Technologies for the production of ethylene.

Transfer of land use rights

Under the agreement signed with the city authorities of Duque de Caxias, based on the applicable legislation, Rio Polímeros S.A. has the right of use of the land where the petrochemical plant is located for a period of 50 years, renewable for another 50 years. As per the agreement, the city authorities transferred the right of use of 87.49% of the land destined to the construction of the plant. The legal process aimed at transferring the right of use of the remaining portion of the land has been conducted at the 4th Civil Court of Duque de Caxias.

14) DEFERRED CHARGES

	Politeno Indústria e Comércio S.A.	Rio Polímeros S.A.	Suzano Petroquímica S.A.	Goodwill reclassified from investments	Total
Technology	-	-	75,755	-	75,755
Preoperating expenses	16,191	211,108	35,892	-	263,190
Goodwill	-	-	418,374	-	418,374
Other	5,814	-	48,901	-	54,715
Amortization	(20,550)		(131,226)	-	(151,776)
Net book value - 2006	1,455	211,108	447,696	-	660,258
Net book value - 2005	1,420	200,210	454,983	4,007	660,620

Technology

From the total balance of technology, R$47,869 relates to the acquisition of rights for the use of the "Spheripol" technology by means of an agreement signed in 1998 with Baselltech USA Inc., which has been used in the Company's Mauá plant, with capacity of 300 thousand tons per year. This advanced production technology was licensed by Basell, a worldwide leader in the production of polypropylene.

Preoperating expenses

Suzano Petroquímica S.A.

Assets are related to the pre-operating expenses of the merged company Polibrasil Participações S.A., which are almost fully amortized.

Rio Polímeros

These deferred charges refer principally to manufacturing costs incurred during the pre-operating phase of the Rio Polímeros plant (R$67,382), construction of a water transportation system in partnership with Petrobras (R$16,373), and disbursements for payroll, services, taxes and other (R$127,353) incurred during the pre-operating phase.

Goodwill

From the total balance of goodwill, R$398,896 (net of amortization of R$19,478) refer to the acquisition of Basell Brasil Poliolefinas Ltda, (see Note 2), which was computed based on the equity value of Polibrasil as of August 31, 2005 and recorded based on the expectation of future profitability, being amortized over seven years, the period used in the projections that determined the business valuation. There has been no specific allocation from the acquisition price to property, plant and equipment since the book value approximated its fair value as

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determined by independent appraisers on the date of acquisition. After the merger of the acquired companies on November 30, 2005, the goodwill balance was transferred to deferred charges in the Company's balance sheet, maintaining the amortization period of seven years.

15) LOANS

	Index or currency	Yearly interest rate - %	03/31/2006 Current	03/31/2006 Long term	12/31/2005 Current	12/31/2005 Long term
COMPANY						
In local currency:						
BNDES (National Bank for Economic and Social Development)	TJLP	5	27,429	13,715	27,195	20,39
BNDES – privatization	TR	6.50	-	-	6,382	
Compror	CDI	0	13,041	-	-	
Promissory notes	-	CDI + 0.60	-	-	377,184	
Export credit note - Banco Itaú (1)	-	CDI + 0.462	4,856	75,000	1,738	75,00
Export credit note - Banco Bradesco	-	105.50 CDI	8,229	96,000	3,945	96,00
Export credit note - Banco do Brasil	-	106 CDI	4,454	100,000	140	100,00
			58,009	284,715	416,584	291,39
In foreign currency:						
IFC – Portion A	US$	Libor + 2.75	1,143	85,810	-	
IFC – Portion B	US$	Libor + 2.00	2,875	240,049	-	
IFC – Portion C	US$	Libor	183	21,724	-	
Compror (2)	US$	5.40	19,861	-	-	
Advance on export contracts	US$	5.34	45,623	-	-	
Advanced export - Banco ABN Amro Real	US$L	ibor + 1.60	61	119,483	53	128,73
Export credit note - Banco Votorantim	US$	7.97	770	217,240	5,046	234,07
FINIMP (import funding)	US$	5.20	52,283	-	57,656	
Advanced export - Banco Santander	US$L	ibor + 1.79	397	27,155	861	29,26
Advanced export - Banco Itaú	US$L	ibor + 4.50	-	-	7,501	4,42
			123,196	711,461	71,117	396,49
			181,205	996,176	487,701	687,89

(1) In connection with this loan, the Company contracted a cross-currency swap to exchange this loan for a loan denominated in U,S, dollars plus nominal interest of 7.84% per year and effective cost of 6.,80% per year, The objective of this transaction was to decrease the finance cost of the loan.

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(2) The Company contracted a cross-currency swap to exchange the interest rate of this contract for the greater between the fluctuation of US$ and 51% to 59% of CDI.

			03/31/2006		12/31/2005	
SUBSIDIARIES	Index or currency	Yearly interest rate - %	Current	Long term	Current	Long term
Rio Polímeros S,A,:						
Local currency:						
BNDES - Subcredit A	TJLP	5	21,185	162,236	16,347	161,105
BNDES - Subcredit B	TJLP	5	4,163	31,878	3,204	31,656
BNDES - Subcredit C	Currency basket	5	5,566	41,760	4,651	44,979
BNDES - Sub A	TJLP	4.50	798	5,509	638	5,471
BNDES - Sub B	US$	3	131	924	116	996
			31,843	242,307	24,956	244,207
Foreign currency:						
U,S, Exim Bank	US$	5.51	14,771	138,368	10,102	152,741
Advance on Export Contracts	US$	5.10 a 5.48	31,346	-	-	-
SACE	US$	5.51	10,911	103,915	13,746	108,312
			57,028	242,283	23,848	261,053
			88,871	484,590	48,804	505,260

		03/31/2006	12/31/2005
Index or	Yearly interest	Long	Long

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SUBSIDIARIES	currency	rate - %	Current	term	Current	term
Petroflex Indústria e Comércio S,A,:						
Local currency:						
BNDES	TJLP/UM BND	3.50 and 5	2,246	5,779	1,580	4,841
FINEP	URTJLP	6.40	616	5,765	739	5,756
Resolution No, 2,770	-	105.50 CDI	-	-	22,921	-
			2,862	11,544	25,240	10,597
Foreign currency:						
Exim Bank	US$	Libor + 1.25	199	291	223	418
BNDES	BNDES currency basket	-	-	-	465	1,537
Interest on discount export bills	US$	4.75	109	-	160	-
Advance on export contracts	US$	Libor + 2.50	65	12,237	66	3,768
Advances on export exchange contracts	US$	5	4,525	-	2,451	-
FINIMP	US$	4.50	2,658	-	2,827	-
			7,556	12,528	6,192	5,723
			10,418	24,072	31,432	16,320

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SUBSIDIARIES	Index or currency	Yearly interest rate - %	03/31/2006 Current	03/31/2006 Long term	12/31/2005 Current	12/31/2005 Long term
Politeno Indústria e Comércio S,A,:						
Local currency:						
BNDES	TJLP	3.30	1,042	401	654	428
FINAME	TJLP	8.30 to 9.30	-	-	325	212
FINEP	TJLP	2.36	-	-	139	-
			1,042	401	1,118	640
Foreign currency:						
FINIMP	US$	Libor + 2	12,774	221	15,590	1,148
Advances on export exchange contracts	US$	2.75 to 3.98	10,802	-	6,611	-
			23,576	221	22,201	1,148
			24,618	622	23,319	1,788
SPQ Investimentos e Participações Ltda,-						
Overdraft bank account			-	-	12	-
Consolidated:						
Local currency			93,755	538,967	467,910	546,840
Foreign currency			211,355	966,494	123,359	664,421
			305,110	1,505,461	591,269	1,211,261

In January 2006, the subsidiary Petroflex issued debentures amounting to R$160,000, with a total term of five years, (final maturity at December 1, 2010). These debentures bear interest at 104.5% CDI. On March 31, 2006 the proportional amount of the obligation consolidated by the Company was R$34,021, being R$1,830 current and R$32,191 non current.

The long-term portion of loans matures as follows:

	Company	Jointly-controlled subsidiaries: Rio Polímeros S.A.	Jointly-controlled subsidiaries: Petroflex Indústria e Comércio S.A.	Jointly-controlled subsidiaries: Politeno Indústria e Comércio S.A.	Consolidated
2007	13,715	48,459	1,940	622	64,736
2008	73,612	56,151	4,591	-	134,354
2009	107,215	58,458	6,715	-	172,388
2010	107,215	58,458	5,926	-	171,599
2011 onwards	694,419	263,064	4,901	-	962,384
	996,176	484,590	24,073	622	1,505,461

Guarantees of loans

Company

Promissory notes are guaranteed by the parent company, Suzano Holding S.A., with a cost of 0.3% per year.

Jointly-controlled subsidiaries

- Rio Polímeros

  Cash flow of future operations, supported by export contracts, capital stock of Rio Polímeros owned by shareholders (Suzano Petroquímica S.A., Unipar and Petrobras Química S.A. - Petroquisa), and subrogation of the license of use of land.

  Due to the delay in the construction of the plant and of the beginning of testing phase, Rio Polímeros is conducting negotiations with banks to obtain the extension of loan terms by means of postponing initial maturities to 2007.

- Petroflex Indústria e Comércio S.A.

  - BNDES - guarantee provided by related companies Braskem S,A,, Suzano Petroquímica S,A, and Unipar and mortgage of property located in Triunfo, State of Rio Grande do Sul, whose value is R$11,882.

  - FINEP - first degree mortgage of property located in Duque de Caxias, State of Rio de Janeiro, whose value is R$19,608.

Politeno Indústria e Comércio S.A. - guaranteed by subject financed equipment (Government Agency for Machinery and Equipment Financing - FINAME), personal guarantees of management officers (BNDES), inventories (Financiadora de Estudos e Projetos - FINEP) and promissory notes (FINIMP).

The indices or reference rates of loans referred to above posed the following variations during the twelve months period from April 1, 2005 to March 31, 2006 and for 2005 fiscal year:

Index or rate	Yearly rate %	
	04/01/2005 a 03/31/2006	2005
TJLP - long-term interest rate	9,75	9,75
CDI - interbank deposit certificate	16,50	18,92
UMBNDES - monetary unit of BNDES	(19,52)	(14,00)
URTJLP - TJLP related ratio	3,41	3,59
TR - reference rate	2,79	2,83
IGP-M - general market price index	0,36	1,20

01.01- IDENTIFICATION

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01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

As per certain loan agreements, the Company shall attend each semester and annually certain financial covenants, computed using financial statements prepared in accordance with generally accepted accounting principles in Brazil (Banco Votorantim and Banco ABN-AMRO), and generally accepted accounting principles in the United States of America for the contract with the IFC,.

16) PROVISION FOR CONTINGENCIES

The provision recorded to recognize probable losses in administrative and judicial disputes related to tax, labor and government-mandated pensions is considered sufficient, according to the assessment of legal counsel and other legal advisors.

The consolidated provision for contingencies is formed by the individual provisions of the Company and jointly-controlled subsidiaries as follows (proportional amounts in the case of the later):

	03/31/2006	12/31/2005
Tax matters:		
Suzano Petroquímica S.A.	4,355	4,354
Politeno Indústria e Comércio S.A.	-	1,968
Petroflex Indústria e Comércio S.A.	1,738	1,718
	6,093	8,040
Labor matters:		
Suzano Petroquímica S.A.	5,533	5,601
Petroflex Indústria e Comércio S.A.	468	471
	6,001	6,072
Civil matters:		
Suzano Petroquímica S.A.	6,474	6,059
Other-		
Petroflex Indústria e Comércio S.A.	194	193
	18,762	20,364
Judicial Deposits	(4,330)	-
Total Contingencies	14,432	20,364

Labor lawsuit concerning clause 4 (relating to the Company (only the plant located in Camaçari) and jointly-controlled subsidiary Politeno)

Under the collective negotiation agreement between the Company (plant located in Camaçari, State of Bahia) and Politeno, among other companies with plants in the Camaçari petrochemical

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hub, and the petrochemical workers' union, salaries and benefits paid to those workers, in the period from September 1989 to August 1990, should be monetarily restated based on the IPC (consumer price index), being prohibited the substitution of the IPC for any other lower index.

In March 1990, the Brazilian government introduced an economic plan known as Collor Plan, which established certain indices for the monetary restatement of the employees' salaries, however, without including the IPC of April 1990. Based on former court decisions, the association of petrochemical companies understood that the Collor Plan did not determine salary increases based on the IPC, which was contrary to the terms of the annual collective negotiation. Thus, the employers' association filed a lawsuit against the workers' union claiming a statement that the monetary restatement indices established by the Collor Plan prevailed over the conflicting provisions of the collective agreements. The Regional Labor Court decided in favor of the workers' union, and this decision was later changed in part due to the appeal filed with the Superior Labor Court, In 1998, the companies' association filed an extraordinary appeal with the Federal Supreme Court.

Initially the Federal Supreme Court decided favorably to the workers' union, but changed its decision in December 2002, stating that the collective agreement cannot prevail over Federal law, particularly law concerning the public order in Brazil. The Federal Supreme Court's decision on this matter is not definitive. The Company's management believes that appeals are still possible, and considers it is not possible to determine the amounts involved in the lawsuit; accordingly, no change to the accounting procedures adopted until then has been made, i.e., no provision for possible loss arising from the outcome of the lawsuit has been recorded.

17) CAPITAL STOCK

Capital stock subscribed and paid-in is represented by 226,695,380 nominative shares without par value, being 97,375,446 common shares and 129,319,934 preferred shares.

The bylaws establish a minimum dividend of 30%, computed on adjusted income. Preferred shares have no voting rights and are entitled to the same dividend as common shares. The bylaws provide for the recognition of a special reserve for future capital increase, in the amount of 90% of the profits remaining after appropriation of the legal reserve and dividend distribution, aiming to assure adequate operating conditions. The balance of this special reserve cannot surpass 80% of the amount of capital. The amount remaining after the constitution of this special reserve for future capital increase might be destined to the statutory reserve till this reserve reaches 20% of capital.

18) NET SALES AND COST OF PRODUCTS SOLD

Company	Consolidated

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	03/31/2006			03/31/2006			03/31/2005		
	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit	Net sales	Cost of sales	Gross profit
Domestic market	349,285	(307,736)	41,549	468,012	(409,377)	58,635	329,476	(261,105)	68,371
Foreign markets	63,363	(63,494)	(131)	103,502	(100,444)	3,058	70,824	(55,656)	15,168
	412,648	(371,230)	41,418	571,514	(509,821)	61,693	400,300	(316,761)	83,539

19) COMPENSATION OF DIRECTORS AND SENIOR OFFICERS

	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Compensation	2,478	1,699	3,039	2,834

The compensation of directors and senior management officers is classified under "General and administrative expenses".

20) FINANCIAL INCOME (EXPENSES)

	03/31/2006	03/31/2005	03/31/2006	03/31/2005
Financial expenses	(42,293)	(332)	(47,133)	(12,721)
Exchange gains on foreign-currency denominated liabilities	49,217	-	51,004	(841)
	6,924	(332)	3,871	(13,562)
Financial income	11,013	1,030	12,256	4,717
Exchange losses on foreign-currency denominated assets	-	-	(835)	989
	11,013	1,030	11,421	5,706

21) FINANCIAL INSTRUMENTS

The Company and the jointly-controlled subsidiaries participate in operations involving the usual financial instruments described below.

01.01- IDENTIFICATION

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The fair market values estimated for the assets, liabilities and financial instruments recognized in the Company's financial statements as of March 31, 2006 which are different from the corresponding book values can be summarized as follows:

	Book value	Fair Value
Marketable securities (stock for sale)	34,779	33,047
Investments carried at cost-		
Petroquímica União S,A,	33,385	50,049
Swap contracts	3,689	69

The jointly-controlled subsidiaries disclosed in their financial statements that there are no relevant differences between the fair market values and book values of assets, liabilities and financial instruments recorded in the consolidated financial statements.

The criterion for determination of fair market values stated above is as follows:

- Marketable securities

The economic value of preferred shares of Petroquímica União S.A. ("PQU") was estimated based on technical analysis of discounted cash flows developed by third parties, In addition to these shares, the Company owns other shares which are available for sale, amounting to R$1,394, reflecting market value in light of the fact that this is lower than book value.

The criteria used to determine the fair values in the above table are as follows:

- Investments carried at cost

  Estimated in accordance with the discounted cash flow, as discussed above for preferred shares.

- Swap contracts

  The swap contracts were re-priced based on market value obtained from banks.

There were no unrecorded financial instruments as of March 31, 2006 (Company and jointly-controlled subsidiaries).

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22) INSURANCE COVERAGE (Unaudited)

The Company and the jointly-controlled subsidiaries adopt a policy of maintaining adequate insurance coverage for property, plant and equipment items and inventories subject to risk, based on the orientation of insurance consultants. The coverage of principal insurance policies is as follows:

Entity and type of risk	Subject assets or individuals	Coverage amount (*)
Suzano Petroquímica S,A,:		
Civil responsibility and unrealized profits	Products and operations	227,471
Fire	Plants	805,358
Civil responsibility	Directors and management officers	35,111
Civil responsibility	Products and operations (in the country)	59,471
Civil responsibility	Products located abroad and constructions	54,408
Civil responsibility	Miscellaneous	59,235
Petroflex Indústria e Comércio S.A.:		
Fire, lightning and explosion	Inventories	183,573
Fire, lightning and explosion	Buildings, building content and unrealized profits	1,111,694
Civil responsibility	Directors and management officers	23,407
Civil responsibility	Miscellaneous	15,629
Rio Polímeros S.A.:		
Acts of terrorism	Business interruption	234,070
Civil responsibility	Constructions, assembly services and installation of machinery and equipment	23,407
Civil responsibility	Commercial e manufacturing sites	23,407
Civil responsibility	Merchandise	16,500
Civil responsibility	Directors and management officers	18,726
Civil responsibility	Miscellaneous	16,385
Politeno Indústria e Comércio S.A.:		
Civil responsibility and unrealized profits	Products and operations	756,280
Civil responsibility	Directors and management officers	23,407
Civil responsibility	Miscellaneous	18,699

(*) Proportional amounts for jointly-controlled subsidiaries,

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23) GUARANTEES GRANTED TO OTHERS

Guarantees assumed by the Company in connection with the obligations of subsidiaries and jointly-controlled subsidiaries are as follows:

	2006	2005
Petroflex Indústria e Comércio S.A.- BNDES	16,746	16,746
Rio Polímeros S.A.:		
Carta de fiança – Unibanco	19,226	49,085
Carta de fiança - Banco do Brasil	9,027	9,027
	28,253	58,112
	44,999	74,858

24) PENSION PLANS

In January 2005, the Company created a private defined-contribution supplementary pension plan for its employees. This plan, named Suzano Prev is sponsored also by other companies of Suzano Group.

Previnor - Associação de Previdência Privada

As a result of the merger of Polibrasil Participações and subsidiaries, the Company assumed the responsibility for the pension plan relating to the employees of these companies, which is managed by Previnor - Associação de Previdência Privada, a private pension entity. The main objective of Previnor is to supplement pension benefits provided by the Federal social security system to the employees of Previnor and its sponsors and their relatives. Previnor collects monthly contributions from the sponsors, computed on the basis of the monthly compensation of employees, and maintains a defined contribution plan for scheduled benefits and defined-benefit plan for risk and proportional benefits. Contributions for 2006 amounted to R$913 (R$637 in 2005).

The pension plan of Politeno and a portion of the plan of Petroflex are also managed by Previnor.

Petroflex, besides being sponsor of the plan managed by Previnor, for a portion of its employees is co-sponsor of Fundação Petrobras de Seguridade Social - Petros (Petrobras sponsors 90% of the plan), which is a defined-benefit plan. The estimated actuarial obligation of Petroflex is recognized and the Company's participation on this liability amounts to R$107 as of March 31, 2006 (R$105 in 2005).

The jointly-controlled subsidiaries Politeno and Petroflex disclose in their financial statements the information required by CVM Instruction No. 371/00, and there is no additional deficit arising from pension plans attributable to these companies that should be recorded.

25) PRO FORMA FINANCIAL INFORMATION

As a result of the acquisition of Basell Brasil Poliolefinas Ltda., the consolidated financial statements for the year ended March 31, 2006, which incorporate all merged operations of Polibrasil, are not comparable to the financial statements for the quarter ended March 31, 2005, which consolidated only 50% of those operations.

In the original statements of income, only 50% of Polibrasil's operations are included from January to March of 2005 while 100% are included for the same period of 2006.

The following "pro forma" financial information consolidates 100% of Polibrasil companies as if the acquisition of the its remaining capital stock and the merger of the companies had taken place on January 1st, 2005, Basell's interest was recorded as minority interest.

The "pro forma" information is presented only for comparative purposes and does not purport to be indicative of what would have occurred if the acquisition had actually been made at January 1st, 2005, nor is it necessarily indicative of future operating results:

The following criteria and assumptions were used in the preparation of the "pro forma" financial information:

a) The participation acquired from Basell on September 1st, 2005 (50%) was classified as minority interest for periods prior to the acquisition date.

b) The participation in the result of the quarter ended March 31, 2005, equivalent to the shares acquired on September 1st, 2005 (50%) was classified as minority interest.

c) The "pro forma" financial information does not include "pro forma" adjustments relating to the amortization of goodwill resulting from the acquisition.

d) The "pro forma" financial information does not include "pro forma" adjustments relating to the additional interest cost that would have been incurred to fund the acquisition had it occurred on January 1, 2005.

e) Except for the impacts discussed in item a) and b) above, the income statement of Polibrasil Participações S.A. and its subsidiaries for the quarter ended March 31, 2005 were integrally consolidated to the prior income statement of the Company and other controlled and jointly-controlled subsidiaries.

01.01- IDENTIFICATION

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01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

"PRO FORMA" CONSOLIDATED STATEMENTS OF INCOME FOR THE QUARTERS ENDED MARCH 31, 2006 AND 2005

	Company		Consolidated	
	2006	2005 Pro forma	2006	2005 Pro forma
GROSS REVENUES	546,357	535,174	741,871	782,647
Deductions of gross revenue	(133,709)	(131,338)	(170,357)	(180,429)
NET REVENUES	412,648	403,836	571,514	602,218
Cost of sales	(371,230)	(335,061)	(509,821)	(484,291)
GROSS PROFIT	41,418	68,775	61,693	117,927
OPERATING EXPENSES				
Selling expenses	(31,317)	(28,161)	(41,661)	(39,994)
General and administrative	(15,418)	(12,850)	(20,811)	(18,160)
Interest expenses	6,924	(15,004)	3,871	(20,827)
Interest income	11,013	2,139	11,421	5,972
Equity in gains (losses) of subsidiaries	1,601	24,772	-	-
Goodwill amortization	(17,589)	(1,090)	(17,589)	(1,090)
Other operating income (expenses)	40	5,644	378	4,785
OPERATING INCOME (LOSS)	(3,328)	44,225	(2,698)	48,613
Nonoperating expenses	(155)	(3,633)	(227)	(4,008)
INCOME (LOSS) BEFORE INCOME TAXES	(3,483)	40,592	(2,925)	44,605
Current income taxes	-	(6,308)	(978)	(10,364)
Deferred income taxes	738	(1,047)	1,763	(1,028)
INCOME (LOSS) BEFORE MINORITY INTEREST	(2,745)	33,237	(2,140)	33,213
Minority interest	-	(6,195)	(605)	(6,171)
NET INCOME	(2,475)	27,042	(2,745)	27,042

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

26) SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BRAZIL (BRAZILIAN GAAP) AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with BR GAAP, which comply with those prescribed by Brazilian corporate law and specific standards established by the CVM. Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below.

a) Inflation accounting

Under BR GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all nonmonetary assets and liabilities became their historical basis. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Índice Geral de Preços -Mercado - IGP-M" index, which is a widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

b) Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with BR GAAP have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c) Capitalization of interest in relation to construction in progress

Under BR GAAP, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

d) Deferred charges

BR GAAP permits the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under Brazilian GAAP has been reversed.

e) Different criteria for amortization of technology

Under BR GAAP, the amount of R$47,869 of legal rights to use the technology Polibrasil acquired from Basell is being amortized by the straight-line method over five years, which is a period allowed by Brazilian corporate law.

Under U.S. GAAP, the technology right is being amortized by the period of the contract which allows Polibrasil to use this technology, which is twenty years. The difference presented in the shareholders' equity reconciliation relates to the timing effects of these two different amortization periods used.

f) Accounting for direct financing lease

BR GAAP does not require specific accounting for different classifications of lease arrangements by the lessor. Consequently, virtually all lease contracts are considered operating leases, with receipt of payments and depreciation of the fixed asset being recorded in the statement of operations throughout the period of the lease arrangement.

U.S. GAAP requires the lessor to determine if the lease arrangement is a sales-type lease, direct finance lease or operating lease as defined under SFAS No. 13, "Accounting for Leases".

g) Pension plan

In determining the pension benefit obligations for BR GAAP, Brazilian Accounting Standard NPC No. 26 is effective for financial statements beginning with the year ended December 31, 2001. As permitted by NPC No. 26, the transitional obligation at adoption

date, which is the difference between the plan's net assets and the projected benefit obligation at that date, was fully recognized directly to retained earnings.

For the purpose of U.S. GAAP, the Company recognizes these effects according to SFAS No. 87, "Employer's Accounting for Pensions". An initial transition obligation determined based on an actuarial valuation is recognized and actuarial gains and losses, as well as unexpected variations in plan assets and the projected benefit obligation and the effects of amendments, settlements and other events, are recorded in accordance with these standards and therefore result in deferral differences. Under SFAS No. 87, the Company defers actuarial gains and losses.

h) Acquisitions

Under Brazilian accounting practices, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and is tested annually for impairment or more frequently if events or changes in circumstances indicate that the goodwill is impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

i) Impairment test

SFAS No. 142, "Goodwill and Other Intangible Assets", addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

j) Impairment of long-lived assets

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Under BR GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized when compared to the results of future discounted cash flow projection. Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to Be Disposed of", addresses accounting for the impairment of long-lived assets. Under SFAS No. 144, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No impairment provision was required under U.S. GAAP nor BR GAAP for all periods presented.

k) Earnings per share

Under BR GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date; no information is disclosed on diluted earnings per share. Information is disclosed per lot of one thousand shares, because generally this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Subsequent changes in the Company's share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under BR GAAP.

Under U.S. GAAP, since the preferred and common shareholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's bylaws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. In accordance with Emerging Issues Task Force - EITF No. 03-6, "Participating Securities and the "two-class" Method under FASB Statement No. 128", since preferred shareholders have a liquidation preference over common shareholders, net losses are not allocated to preferred shareholders.

The computation of basic earnings per share is as follows:

	3/31/2006			12/31/2005		
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted:						
Net (loss) income available under U.S. GAAP	9.6	-	9.6	(73.9)	-	(73.9)
Weighted average shares outstanding	97,375.0	129,320.0	226,695.0	97,375.0	129,320.0	226,695.0
(Loss) earnings per share U.S. GAAP (in Brazilian reais - R$)	(0.10)	-	-	(0.76)	-	-

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

l) Investments in affiliated companies

As discussed in Note 5, under BR GAAP, the Company consolidates jointly-controlled subsidiaries using proportional consolidation. The Company's principal investments accounted for using proportional consolidation are Polibrasil (up to August 2005), Petroflex, Rio Polímeros and Politeno. Under U.S. GAAP, proportional consolidation is not applied. This is a presentational difference only and does not affect the net income nor shareholders' equity as determined under U.S. GAAP. Refer to item "n" below.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for at cost, and investments with voting participation of more than 20% and less than 50% have been accounted for on the equity method for all years presented.

m) Transactions between entities under common control

Under U.S. GAAP, accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interest shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

Under BR GAAP, some transactions between entities under common control could be recognized based on values other than transferred carrying amounts.

The adjustment presented under this caption represents the above-mentioned difference relating to transference of shares of the subsidiaries Petroflex and SPQ Investimentos e Participações occurred among entities under common control of the Company.

n) Minority interest

Minority interest corresponds to the respective participations of minority shareholders in all adjustments from subsidiaries these financial statements.

As detailed in Note 9 not all subsidiaries are wholly owned by the Company and therefore the U.S. GAAP adjustments identified for each of such subsidiaries are allocated to their respective minority shareholders based on their participation.

o) Accounting for derivative financial instruments

Under BR GAAP, derivative financial instruments are recorded at liquidation values as determined on each balance sheet date. Under U.S. GAAP, since none of the Company's derivative financial instruments qualify for hedge accounting, the derivative instruments are reported at fair value on each balance sheet date and classified as an asset or a liability.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

The following table provides a detail of our derivative financial instruments outstanding as of December 31, 2005 (as of December 31, 2004, the Company had no outstanding derivative instruments):

Type	Maturity date	Notional amount	Gain (loss)
CDI rate x interest of 5.40% p.y. + U.S. dollar	2006	9,189	(5)
CDI rate x interest of 5.40% p.y. + U.S. dollar	2006	9,675	(3)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2008	8,333	(22)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2009	8,333	(35)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2009	8,333	(45)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2010	8,333	(36)
CDI rate x interest of 7.84% p.ay. + U.S. dollar	2010	8,333	(54)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2011	8,333	(34)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2011	8,333	(4)
CDI rate x interest of 7.84% p.y. + U.S. dollar	2012	8,333	113
CDI rate x interest of 7.84% p.y. + U.S. dollar	2012	8,333	56
Total fair value			(69)
Settlement value recorded under BR GAAP			3.607
U.S. GAAP adjustment			(3,676)

p) Equity adjustment - Norquisa

The equity adjustment reflected in the reconciliation refers to the investment that Politeno and Polipropileno Participações hold in Norquisa, considering the adjustments posted into its financial statements in accordance with U.S. GAAP. These adjustments are mainly represented by the equity adjustment on those entities as a consequence of the investment that Norquisa holds in Braskem S.A. (a petrochemical operating company located in the Northeast Region of Brazil) and relates basically to price level adjustment, deferred charges reversal, pension plan, business combinations and deferred taxes.

Under U.S. GAAP, both Politeno and Polipropileno Participações discontinued applying the equity method when their investments at Norquisa was reduced to zero, as the U.S. GAAP shareholders' equity of Norquisa was negative by the time Company's subsidiaries Politeno and Polipropileno Participações ceased to have influence over the administration of Norquisa, changing the valuation criteria of this investment from equity method to cost method on such date. The subsidiaries did not provide for additional losses as they have neither guaranteed obligations of Norquisa nor are otherwise committed to provide further financial support for Norquisa.

q) Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under BR GAAP, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$2,047 and R$11,427 as March 31, 2006 and 2005 and 2004, respectively.

r) New accounting pronouncements

On March 31, 2004, the EITF reached final consensus on EITF No. 03-06, "Participating Securities and the "two-class" Method under FASB No. 128, Earnings per Share". Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the Company's common stock. The issue clarifies what is meant by the term participating security, as used in FASB No. 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the "two-class" method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the "two-class" method, losses should also be allocated. However, EITF No. 03-06 limits this allocation only to situations when the security has the right to participate in the earnings of the Company, and an objectively determinable contractual obligation to share in net losses of the Company. The consensus reached in EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Earnings per share in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF No. 03-06. EITF No. 03-06 has been adopted in 2005.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and also requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an Amendment of APB Opinion No. 29", which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

In March 2005, the FASB issued FASB Interpretation - FIN No. 47, "Accounting for Conditional Asset Retirement Obligations", which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations", as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. Management does not expect the adoption of this FIN will have an impact on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application (a term defined by this SFAS) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this SFAS will have an impact on the Company's financial statements.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

II - Reconciliation of the differences between U.S. GAAP and BR GAAP in net income

	Ref.	Quarter ended March 31, 2006
Net loss as reported under BR GAAP		(2,745)
U.S. GAAP adjustments relating to investments accounted for using the equity method	(l)	7,953
Adjustments from consolidated companies:		
Inflation accounting, net of depreciation	(a)	(305)
Different criteria for-		
Capitalization of interest, net from depreciation	(c)	2,600
Pension plan	(g)	-
Different criteria for amortization of technology	(e)	497
Derivative financial instruments	(o)	(201)
Business combinations Polibrasil	(h)	12,340
Transactions between entities under common control	(m)	4,007
Minority interest on U.S. GAAP adjustments	(n)	(1,665)
Deferred income tax on the above adjustments		(12,880)
Net income under U.S. GAAP		9,601

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

III - Reconciliation of the differences between U.S. GAAP and BR GAAP in shareholders' equity

	Ref.	March 31, 2006
Shareholders' equity as reported under BR GAAP		963,809
U.S. GAAP adjustments relating to investments accounted for using the equity method	(l)	(137,765)
Adjustments from consolidated companies:		
Inflation accounting, net of depreciation	(a)	5,362
Different criteria for:		
Capitalization of interest, net from depreciation	(c)	(57,368)
Pension plan	(g)	4,712
Different criteria for amortization of technology	(e)	4,325
Derivative financial instruments	(o)	(3,676)
Minority interest on U.S. GAAP adjustments	(n)	-
Business combinations Polibrasil	(h)	53,396
Transactions between entities under common control	(m)	20,452
Equity adjustment in Norquisa's investment	(p)	(24,827)
Deferred income tax on the above adjustments		(15,675)
Shareholders' equity under U.S. GAAP		812,745

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

IV - Condensed financial information under U.S. GAAP

Based on the reconciling items and discussion above, the Company's consolidated balance sheet, statement of operations, and statement of changes in shareholders' equity under U.S. GAAP are as follows:

(a) Condensed balance sheets under U.S. GAAP

Assets	03/31/2006	12/31/2005
Current assets:		
Cash and cash equivalents	16,278	185,388
Short-term investment	34,779	40,521
Trade accounts receivable	210,992	119,440
Inventories	243,889	208,727
Deferred taxes	18,686	16,583
Other debtors	97,572	75,069
Prepaid expenses	10,688	11,868
Total current assets	632,884	657,596
Investments	611,541	591,237
Goodwill, net	424,788	424,290
Property, plant and equipment	462,370	469,773
Long-term assets:		
Intangible, net	36,608	37,377
Deferred income tax	37,533	38,898
Recoverable VAT	40,855	45,530
Trade accounts receivable	10,254	11,406
Other debtors	28,404	28,377
Total long-term assets	153,654	161,588
Assets	2,285,237	2,304,484

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

Liabilities and shareholders' equity	03/31/2006	12/31/2005
Current liabilities:		
Trade accounts payable	128,120	130,837
Payroll and related charges	8,824	17,009
Taxes payable other than income	7,150	5,135
Short-term debt	183,252	468,254
Interest payable on short-term debt	-	30,755
Dividends proposed and payable	4,393	-
Other accounts payable	62,460	77,708
Total current liabilities	394,199	729,698
Noncurrent liabilities:		
Loans and financings	996,176	678,318
Fair market value of derivative financial instruments	69	7,421
Provision for contingencies	16,362	16,014
Interest payable on long-term debt	-	9,577
Deferred income taxes	43,481	30,598
Other accounts payable	20,159	29,906
Total noncurrent liabilities	1,076,247	771,834
Minority interest	2,046	(192)
Shareholders' equity:		
Share capital	826,283	826,283
Profit reserves	(13,538)	(23,139)
	812,745	803,144
Liabilities and shareholders' equity	2,285,237	2,304,484

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

(ii) Condensed statements of operations under U.S. GAAP

	03/31/2006
Net sales	412,648
Cost of sales	(372,608)
Gross profit	40,040
Operating expenses:	
Selling and marketing	(31,316)
General and administrative	(15,657)
Other operating income (expenses), net	498
Operating expenses	(6,435)
Nonoperating income (expenses):	
Financial income (expenses), net	20,053
Other	(153)
Loss before income tax, equity in affiliates and minority interest	13,465
Income tax benefit (expense):	
Current	-
Deferred	(12,145)
Loss before equity in earnings (losses) of affiliates and minority interest	1,320
Equity in earnings (losses) of affiliates	10,520
Loss before minority interest	11,840
Minority interest	(2,239)
Net income for the quarter	9,601
(Loss) earnings per share – common	0.10
(Loss) earnings per share - preferred	-

(iv) Condensed statements of changes in shareholders' equity under U.S. GAAP

	2006
At beginning of the quarter	803,144
Capital increase	
Net income	9,601
Dividends and interest attributed to shareholders' equity declared	-
At end of the quarter	812,745

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

27) SUBSEQUENT EVENT

On April 4, 2006, the subsidiary SPQ Investimentos e Participações Ltda. ("SPQ"), together with Sumitomo Chemical Company Limited and Itochu Corporation ("Japanese Group"), established a stock purchase agreement with Braskem, in order to sell their total capital stock in the jointly-controlled subsidiary Politeno.

The initial amount paid by Braskem to SPQ and to the Japanese Group, on April 6 2006, was equivalent to US$111,275,800, being US$60,629,210 attributable to SPQ. The final price of the transaction will be calculated based on the price adjustment formula which will measure the so-called "spread" of actual polyethylene price, in relation to the ethylene price, in the domestic market in the period of eighteen months from the date of the agreement.

The Company, through its subsidiary Polipropileno Participações S.A., exchanged with Odebrech S.A. 75,669,544 shares issued by Nordeste Química S.A. – Norquisa, which represents 8.9% of the voting capital and 10.9% of total capital for 2,129324 preferred "A" shares issued by Braskem which represents 0,6% of its capital owned by Odebrech. On March 31, 2006 the market value of such shares was R$34.3 million (R$16.12 per share) and the book value was R$24.8 million.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

COMPLEMENTARY INFORMATION
STATEMENTS OF CHANGES IN FINANCIAL POSITION
(In thousands of Brazilian reais - R$)

	Quarter ended March 31, 2006	
	Company	Consolidated
SOURCES OF FUNDS		
From operations:		
Net loss	(2,745)	(2,745)
Minority interest	-	(10)
Items not affecting working capital:		
Depreciation and amortization	17,961	20,827
Splitter depreciation - Polibrasil	4	307
Deferred income taxes - long term	1,365	944
Realization of recoverable ICMS	-	320
Provision for contingence	415	438
Equity in losses of subsidiaries	(2,214)	-
Goodwill amortization	17,589	17,589
Monetary and exchange variations on long-term items, net	(11,973)	(32,932)
Other	-	-
Funds from operations	20,402	4,738
Other sources:		
Borrowings (long-term loans)	318,787	361,014
Increase in long-term liabilities	-	130
Decrease in long-term assets	10,302	11,245
Other	612	612
TOTAL SOURCES	350,103	377,739
USES OF FUNDS		
In permanent assets		
Additions to permanent investments	30	30
Additions to property, plant and equipment	4,052	8,611
Additions to deferred charges	9,190	19,844
	13,272	28,485
Additions to long-term assets	8,176	16,690
Decrease in long-term liabilities	4,013	8,069
Other	-	60
TOTAL USES	25,461	53,304
INCREASE IN WORKING CAPITAL	324,642	324,435
Increase (decrease) in current assets	(11,370)	2,949
Increase (decrease) in current liabilities	(336,012)	(321,486)
INCREASE IN WORKING CAPITAL	324,642	324,435

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

COMPLEMENTARY INFORMATION

STATEMENT OF CASH FLOWS
(In thousands of Brazilian reais - R$)

	Quarter ended March 31, 2006	
	Company	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(2,745)	(2,745)
Minority interest	-	(10)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	17,961	20,826
Disposal of permanent assets	4	307
Equity in losses of subsidiaries	(2,214)	-
Goodwill amortization	17,589	17,589
Monetary and exchange variations	(17,980)	(16,810)
Provision for contingencies	415	415
Deferred income taxes	(738)	(1,159)
Allowance for recoverable VAT	1,316	1,636
Allowance for losses in investments	-	-
Other	(7,011)	(6,625)
Changes in assets and liabilities:		
Decrease in trade account receivables	(101,944)	(121,904)
Decrease in inventories	(33,540)	(38,539)
Decrease in recoverable taxes	(16,816)	(18,674)
Increase in other current and long-term assets	624	3,378
Increase in trade accounts payable	(2,999)	(11,877)
Decrease in other current and long-term liabilities	(59,982)	(60,970)
Net cash from operating activities	(208,060)	(234,761)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash collected on sale of equipment	73	72
Acquisitions, net of cash acquired (including goodwill)	(39)	(38)
Acquisition of minority interest	(30)	(30)
Additions to property, plant and equipment	(4,051)	(20,354)
Additions to deferred charges	(9,191)	(19,845)
Net cash from investing activities	(13,238)	(40,195)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of dividends	40	(1,857)
Borrowings	438,002	549,467
Repayments of loans	(385,768)	(448,061)
Net cash from financing activities	52,274	99,549
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(169,024)	(175,407)
Cash and cash equivalents at beginning of period	183,495	215,729
Cash and cash equivalents at end of period	14,471	40,322

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2006	4- 12/31/2005
1	TOTAL ASSETS	3,282,798	3,291,157
1.01	CURRENT ASSETS	882,714	879,763
1.01.01	CASH AND CASH EQUIVALENTS	40,322	215,729
1.01.01.01	CASH AND BANK ACCOUNTS	13,745	14
1.01.01.02	TEMPORARY CASH INVESTMENTS	26,577	215,715
1.01.02	CREDITS	504,902	366,473
1.01.02.01	TRADE ACCOUNTS RECEIVABLE	323,425	214,312
1.01.02.02	RECOVERABLE TAXES	85,701	69,360
1.01.02.03	DEFERRED INCOME TAXES	19,899	17,241
1.01.02.04	OTHER CREDITS	74,607	65,560
1.01.02.05	RELATED PARTIES	1,270	0
1.01.03	INVENTORIES	332,517	292,429
1.01.04	OTHER	4,973	5,132
1.01.04.01	PREPAID EXPENSES	4,973	5,132
1.02	NONCURRENT ASSETS	236,050	236,196
1.02.01	MISCELLANEOUS CREDITS	236,050	236,196
1.02.01.01	RECOVERABLE TAXES	141,182	141,292
1.02.01.02	DEFERRED INCOME TAXES	45,647	46,558
1.02.01.03	JUDICIAL DEPOSITS	2,783	7,594
1.02.01.04	TRADE ACCOUNTS RECEIVABLE	16,396	13,024
1.02.01.05	OTHER CREDITS	30,042	27,728
1.02.02	LOANS DUE FROM RELATED COMPANIES	0	0
1.02.02.01	LOANS DUE FROM AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS DUE FROM SUBSIDIARIES	0	0
1.02.02.03	LOANS DUE FROM OTHER RELATED COMPANIES	0	0
1.02.03	OTHER	0	0
1.03	PERMANENT ASSETS	2,164,034	2,175,198
1.03.01	INVESTMENTS	71,088	71,083
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	71,088	71,083
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,432,688	1,443,495
1.03.03	DEFERRED CHARGES	660,258	660,620

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2006	4- 12/31/2005
2	TOTAL LIABILITIES	3,282,798	3,291,157
2.01	CURRENT LIABILITIES	623,225	944,711
2.01.01	LOANS	305,110	591,269
2.01.02	DEBENTURES	1,830	0
2.01.03	SUPPLIERS	196,910	207,755
2.01.04	TAXES AND CONTRIBUTIONS	20,817	15,268
2.01.05	DIVIDENDS PAYABLE	5,634	5,586
2.01.06	PROVISIONS	159	0
2.01.06.01	INCOME TAX AND SOCIAL CONTRIBUTION	159	0
2.01.06.02	OTHERS	0	0
2.01.07	DEBT WITH RELATED COMPANIES	0	282
2.01.08	OTHER	92,765	124,551
2.01.08.01	SALARIES AND PAYROLL TAXES	10,911	23,309
2.01.08.02	ACCOUNTS PAYABLE	35,518	45,752
2.01.08.03	ADVANCES FROM CUSTOMERS	21,278	31,743
2.01.08.04	OBLIGATION FROM SECURITIZATION FUND	25,058	23,747
2.02	LONG TERM LIABILITIES	1,649,298	1,333,102
2.02.01	LOANS	1,505,461	1,211,261
2.02.02	DEBENTURES	32,191	0
2.02.03	PROVISIONS	14,432	20,364
2.02.03.01	CONTINGENCIES	14,432	20,364
2.02.04	LOANS DUE TO RELATED COMPANIES	0	0
2.02.05	OTHER	97,214	101,477
2.02.05.01	DEFERRED INCOME TAXES	1,404	1,412
2.02.05.02	PENSION PLAN	0	4,476
2.02.05.03	ACCOUNTS PAYABLE	26,075	25,674
2.02.05.04	TAXES PAYABLE	56,398	55,871
2.02.05.05	SUPPLIERS	13,337	14,044
2.03	DEFERRED INCOME	44,419	45,318
2.04	MINORITY INTEREST	2,047	1,472
2.05	SHAREHOLDERS' EQUITY	963,809	966,554
2.05.01	PAID-IN CAPITAL	826,283	826,283
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	ON OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	0	0
2.05.04	PROFIT RESERVES	140,271	140,271
2.05.04.01	LEGAL RESERVE	10,207	10,207
2.05.04.02	STATUTORY RESERVE	130,064	130,064
2.05.04.03	RESERVE FOR CONTINGENCIES	0	0
2.05.04.04	RESERVE FOR UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	0	0
2.05.04.06	RESERVE FOR NON DISTRIBUTED	0	0
2.05.04.07	OTHERS PROFIT RESERVES	0	0
2.05.05	ACCUMULATED PROFIT (LOSS)	(2,745)	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2006 TO 03/31/2006	4- FROM 01/01/2006 TO 03/31/2006	5- FROM 01/01/2005 TO 03/31/2005	6- FROM 01/01/2005 TO 03/31/2005
3.01	GROSS REVENUE (SALES AND SERVICES)	741,871	741,871	515,060	515,060
3.02	DEDUCTIONS OF GROSS REVENUE	(170,357)	(170,357)	(114,760)	(114,760)
3.03	NET REVENUE (SALES AND SERVICES)	571,514	571,514	400,300	400,300
3.04	COST OF GOODS AND SERVICES SOLD	(509,821)	(509,821)	(316,761)	(316,761)
3.05	GROSS PROFIT	61,693	61,693	83,539	83,539
3.06	OPERATING EXPENSES/REVENUES	(64,391)	(64,391)	(49,316)	(49,316)
3.06.01	SELLING EXPENSES	(41,661)	(41,661)	(25,914)	(25,914)
3.06.02	GENERAL AND ADMINISTRATIVE	(20,811)	(20,811)	(14,078)	(14,708)
3.06.03	FINANCIAL	15,292	15,292	(7,856)	(7,856)
3.06.03.01	INTEREST INCOME	11,421	11,421	5,706	5,706
3.06.03.02	INTEREST EXPENSE	3,871	3,871	(13,562)	(13,562)
3.06.04	OTHER OPERATING REVENUES	653	653	0	0
3.06.05	OTHER OPERATING EXPENSES	(17,864)	(17,864)	(1,468)	(1,468)
3.06.05.01	GOODWILL AMORTIZATION	(17,589)	(17,589)	(629)	(629)
3.06.05.02	OTHERS	(275)	(275)	(839)	(839)
3.06.06	EQUITY PICK UP FROM INVESTEES	0	0	0	0
3.07	OPERATING INCOME	(2,698)	(2,698)	34,223	34,223
3.08	NON OPERATING RESULT	(227)	(227)	613	613
3.08.01	REVENUES	0	0	613	613
3.08.02	EXPENSES	(227)	(227)	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	(2,925)	(2,925)	34,836	34,836
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(978)	(978)	(7,263)	(7,263)
3.11	DEFERRED INCOME TAX	1,763	1,763	(432)	(432)
3.12	STATUTORY PROFIT SHARING	0	0	0	0
3.12.01	STATUTORY PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON CAPITAL	0	0	0	0
3.14	MINORITY INTEREST	(605)	(605)	(99)	(99)
3.15	NET INCOME/LOSS FOR THE PERIOD	(2,745)	(2,745)	27,042	27,042
	QUANTITY OF SHARES (EXCEPT TREASURY SHARES - IN THOUSANDS)	226,695	226,695	226,695	226,695
	INCOME PER SHARE	0	0	0,11929	0,11929
	LOSS PER SHARE	(0,01211)	(0,01211)	0	0

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-Federal Taxpayers' Code
01926-7	SUZANO PETROQUÍMICA S.A.	04.705.090/0001-77

RS0163.DOC